Exhibit 99.4

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2011 and 2012 and

for each of the three years in the period ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2010, 2011 and 2012, and the related consolidated statements of operations, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2010, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Notes 1 and  30 to the consolidated financial statements, the accompanying 2011 and 2012 financial statements have been retrospectively adjusted for the adoption of International Financial Reporting Standards (“IFRS”) 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosures of Interests in Other Entities, International Financial Reporting Standards Interpretations Committee 20, Stripping Costs in the Production Phase of a Surface Mine, and the amendments to International Accounting Standards (“IAS”) 19, Employee Benefits, IAS 27, Separate Financial Statements, IAS 28, Investments in Associates, IAS 1, Presentation of Financial Statements, IFRS 7, Financial Instruments: Disclosures, and various amendments as part of the IFRS Annual Improvements 2009 – 2011.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Audit

Luxembourg, Grand Duchy of Luxembourg

February 14, 2013

(August 2, 2013 as to the impacts of the retrospective application of the new accounting standards as described in Notes 1 and  30)

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2010	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	6,209	3,824	4,402
Restricted cash	82	84	138
Trade accounts receivable and other, including 457 and 385 from related parties at December 31, 2011 and 2012, respectively (notes 6 and 15)	5,737	6,452	5,085
Inventories (note 7)	19,569	21,669	19,003
Prepaid expenses and other current assets (note 8)	4,160	3,566	3,154
Assets held for sale and distribution (note 5)	6,921	-	-
Total current assets	42,678	35,595	31,782

Non-current assets:
Goodwill and intangible assets (note 9)	14,373	14,053	9,581
Biological assets (note 10)	209	193	174
Property, plant and equipment (note 11)	54,270	54,189	53,815
Investments in associates and joint ventures (note 12)	10,053	8,946	7,181
Other investments (note 13)	267	226	1,020
Deferred tax assets (note 20)	6,694	6,164	8,221
Other assets (note 14 and 15)	2,204	2,313	2,224
Total non-current assets	88,070	86,084	82,216
Total assets	130,748	121,679	113,998

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2010	2011	2012
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 16)	6,716	2,769	4,348
Trade accounts payable and other, including 227 and 156 to related parties at December 31, 2011 and 2012, respectively (note 15)	13,247	12,845	11,407
Short-term provisions (note 21)	1,346	1,214	1,194
Accrued expenses and other liabilities (note 22)	6,912	6,639	6,728
Income tax liabilities	471	367	160
Liabilities held for sale and distribution (note 5)	2,045	-	-
Total current liabilities	30,737	23,834	23,837

Non-current liabilities:
Long-term debt, net of current portion (note 16)	19,292	23,634	21,965
Deferred tax liabilities (note 20)	3,933	3,458	2,958
Deferred employee benefits (note 24)	10,089	11,142	11,628
Long-term provisions (note 21)	1,739	1,603	1,864
Other long-term obligations	1,865	1,504	1,280
Total non-current liabilities	36,918	41,341	39,695
Total liabilities	67,655	65,175	63,532

Commitments and contingencies (note 23 and note 25)

Equity (note 18):
Common shares (no par value, 1,617,000,000 and 1,773,091,461 shares authorized, 1,560,914,610 and 1,560,914,610 shares issued, and 1,548,951,866 and 1,549,107,148 shares outstanding at December 31, 2011 and 2012, respectively)	9,950	9,403	9,403
Treasury shares (11,962,744 and 11,807,462 common shares at December 31, 2011 and 2012, respectively, at cost)	(427)	(419)	(414)
Additional paid-in capital	20,198	19,056	19,082
Subordinated perpetual capital securities	-	-	650
Retained earnings	31,669	30,710	26,186
Reserves	(1,953)	(6,008)	(7,891)
Equity attributable to the equity holders of the parent	59,437	52,742	47,016
Non-controlling interests	3,656	3,762	3,450
Total equity	63,093	56,504	50,466
Total liabilities and equity	130,748	121,679	113,998

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010	2011	2012
Sales	78,025	93,973	84,213
(including 4,873, 5,875 and 5,181 of sales to related parties for 2010, 2011 and 2012, respectively)
Cost of sales	70,886	85,212	83,543
(including depreciation and impairment of 4,949, 5027 and 9,737 and 2,188, 2,615 and 1,505 of purchases from related parties for 2010, 2011 and 2012, respectively)
Gross margin	7,139	8,761	670
Selling, general and administrative expenses	3,356	3,557	3,315
Operating income (loss)	3,783	5,204	(2,645)
Income from investments, associates and joint ventures	442	614	185
Financing costs - net (note 19)	(2,289)	(2,983)	(2,915)
Income (loss) before taxes	1,936	2,835	(5,375)
Income tax expense (benefit) (note 20)	(1,504)	879	(1,906)
Net income (loss) from continuing operations (including non-controlling interests)	3,440	1,956	(3,469)
Discontinued operations, net of tax (note 5)	(338)	461	-
Net income (loss) (including non-controlling interests)	3,102	2,417	(3,469)

Net income attributable to equity holders of the parent:
Net income (loss) from continuing operations	3,351	1,959	(3,352)
Net income (loss) from discontinued operations	(338)	461	-
Net income (loss) attributable to equity holders of the parent	3,013	2,420	(3,352)
Net income (loss) from continuing operations attributable to non-controlling interests	89	(3)	(117)
Net income (loss) (including non-controlling interests)	3,102	2,417	(3,469)

	Year Ended December 31,
	2010	2011	2012
Earnings (loss) per common share (in U.S. dollars)
Basic	1.99	1.56	(2.17)
Diluted	1.78	1.29	(2.17)
Earnings (loss) per common share - continuing operations (in U.S. dollars)
Basic	2.21	1.26	(2.17)
Diluted	1.98	1.00	(2.17)
Earnings (loss) per common share - discontinued operations (in U.S. dollars)
Basic	(0.22)	0.30	-
Diluted	(0.20)	0.29	-
Weighted average common shares outstanding (in millions) (note 18)
Basic	1,512	1,549	1,549
Diluted	1,600	1,611	1,550

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010		2011		2012
Net income (loss) (including non-controlling interests)		3,102		2,417		(3,469)

Items that can be recycled to the Consolidated Statements of Operations
Available-for-sale investments:
Gain (loss) arising during the period	102		(39)		(95)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(120)		65		-
	(18)		26		(95)
Derivative financial instruments:
Gain (loss) arising during the period	(277)		82		4
Reclassification adjustments for (gain) included in the consolidated statements of operations	(551)		(249)		(717)
	(828)		(167)		(713)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(1,733)		(2,149)		78
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	-		(475)		392
	(1,733)		(2,624)		470

Share of other comprehensive income (loss) related to associates and joint ventures	201		(598)		(579)

Income tax benefit related to components of other comprehensive income that can be recycled to the Consolidated Statements of Operations	144		68		134

Items that cannot be recycled to the Consolidated Statements of Operations
Employee benefits
Recognized actuarial losses	(975)		(1,262)		(1,205)

Income tax benefit related to components of other comprehensive income that cannot be recycled to the Consolidated Statements of Operations	72		138		72

Total other comprehensive loss	(3,137)		(4,419)		(1,916)

Total other comprehensive loss attributable to:
Equity holders of the parent	(3,207)		(4,055)		(1,883)
Non-controlling interests	70		(364)		(33)

		(3,137)		(4,419)		(1,916)
Total comprehensive loss		(35)		(2,002)		(5,385)
Total comprehensive loss attributable to:
Equity holders of the parent		(194)		(1,635)		(5,235)
Non-controlling interests		159		(367)		(150)
Total comprehensive income (loss)		(35)		(2,002)		(5,385)

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(millions of U.S. dollars, except share and per share data)

							Reserves

							Items that can be recycled to the Consolidated Statements of Operations			Items that cannot be recycled to the Consolidated Statements of Operations
		Share capital	Treasury Shares	Subordinated perpetual capital securities	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available-for-Sale Securities	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity

	Shares[1,2]
Balance at December 31, 2009	1,510	9,950	(2,823)	-	20,808	29,702	1,642	953	777	(2,118)	58,891	4,345	63,236
Net income (including non-controlling interests)	-	-	-	-	-	3,013	-	-	-	-	3,013	89	3,102
Other comprehensive income (loss)	-	-	-	-	-	-	(1,726)	(585)	1	(897)	(3,207)	70	(3,137)
Total comprehensive income (loss)	-	-	-	-	-	3,013	(1,726)	(585)	1	(897)	(194)	159	(35)
Recognition of share based payments	1	-	34	-	123	-	-	-	-	-	157	-	157
Sale of treasury shares	38	-	2,362	-	(733)	-	-	-	-	-	1,629	-	1,629
Dividend	-	-	-	-	-	(1,132)	-	-	-	-	(1,132)	(128)	(1,260)
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	90	-	-	-	-	90	(745)	(655)
Other movements	-	-	-	-	-	(4)	-	-	-	-	(4)	25	21
Balance at December 31, 2010	1,549	9,950	(427)	-	20,198	31,669	(84)	368	778	(3,015)	59,437	3,656	63,093
Net income (including non-controlling interests)	-	-	-	-	-	2,420	-	-	-	-	2,420	(3)	2,417
Other comprehensive loss	-	-	-	-	-	-	(2,796)	(133)	(14)	(1,112)	(4,055)	(364)	(4,419)
Total comprehensive income (loss)	-	-	-	-	-	2,420	(2,796)	(133)	(14)	(1,112)	(1,635)	(367)	(2,002)
Spin-off of stainless steel assets (note 5)	-	(547)	-	-	(1,227)	(2,190)	-	-	-	-	(3,964)	-	(3,964)
Recognition of share based payments	-	-	8	-	85	-	-	-	-	-	93	-	93
Dividend	-	-	-	-	-	(1,161)	-	-	-	-	(1,161)	(31)	(1,192)
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	(29)	-	-	-	-	(29)	165	136
Issuance of bonds mandatorily convertible into shares of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	250	250
Other movements	-	-	-	-	-	1	-	-	-	-	1	89	90
Balance at December 31, 2011	1,549	9,403	(419)	-	19,056	30,710	(2,880)	235	764	(4,127)	52,742	3,762	56,504
Net loss (including non-controlling interests)	-	-	-	-	-	(3,352)	-	-	-	-	(3,352)	(117)	(3,469)
Other comprehensive income (loss)	-	-	-	-	-	-	636	(449)	(937)	(1,133)	(1,883)	(33)	(1,916)
Total comprehensive income (loss)	-	-	-	-	-	(3,352)	636	(449)	(937)	(1,133)	(5,235)	(150)	(5,385)
Issuance of subordinated perpetual capital securities	-	-	-	650	-	(8)	-	-	-	-	642	-	642
Recognition of share based payments	-	-	5	-	26	-	-	-	-	-	31	-	31
Dividend	-	-	-	-	-	(1,161)	-	-	-	-	(1,161)	(20)	(1,181)
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	1	-	-	-	-	1	(33)	(32)
Disposal of non-controlling interests (note 3)	-	-	-	-	-	-	-	-	-	-	-	(140)	(140)
Other movements	-	-	-	-	-	(4)	-	-	-	-	(4)	31	27
Balance at December 31, 2012	1,549	9,403	(414)	650	19,082	26,186	(2,244)	(214)	(173)	(5,260)	47,016	3,450	50,466
1	Excludes treasury shares
2	In millions of shares
				The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss) (including non-controlling interests)	3,102	2,417	(3,469)
Discontinued operations	338	(461)	-
Net income (loss) from continuing operations (including non-controlling interests)	3,440	1,956	(3,469)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	4,424	4,696	4,702
Impairment	525	331	5,035
Net interest	1,445	1,823	1,874
Income tax expense (benefit)	(1,504)	879	(1,906)
Write-downs (recoveries) of inventories to net realizable value and expense related to onerous supply contracts	1,193	229	(154)
Labor agreements and separation plans	46	239	306
Litigation provisions (reversal)	145	(78)	86
Recycling of deferred gain on raw material hedges	(354)	(600)	(566)
Net gain on disposal of subsidiaries	-	-	(573)
Income from investments in associates and joint ventures	(418)	(612)	(158)
Provision on pensions and OPEB	803	758	443
Change in fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds	(427)	(42)	99
Unrealized foreign exchange effects, other provisions and non-cash operating expenses net	(80)	363	50
Changes in working capital excluding the effects from acquisitions:
Trade accounts receivable	(433)	(694)	1,153
Inventories	(5,540)	(3,053)	2,794
Trade accounts payable	3,434	(40)	(1,123)
Interest paid and received	(1,320)	(1,659)	(1,694)
Taxes paid	(197)	(1,237)	(555)
Dividends received	128	349	205
Cash contributions to plan assets and benefits paid for pensions and OPEB	(842)	(886)	(1,162)
Cash received/(paid) from settlement of hedges not recognized in the consolidated statements of operations	43	175	(11)
VAT and other amount received (paid) from/to public authorities	(404)	(302)	241
Other working capital and provisions movements	(291)	(546)	(277)
Net cash flows (used in ) provided by operating activities from discontinued operations	245	(190)	-
Net cash provided by operating activities	4,061	1,859	5,340
Investing activities:
Purchase of property, plant and equipment and intangibles (includes cash outflows in connection with exploration/evaluation activities nil, 13 and 19 respectively, in 2010, 2011 and 2012).	(3,320)	(4,872)	(4,717)
(Acquisition)/Disposal of net assets of subsidiaries and non-controlling interests, net of cash acquired/(disposed of) nil, 67 and (477) in 2010, 2011 and 2012, respectively	(75)	(860)	544
Investments in associates and joint ventures accounted for under equity method	(327)	(95)	(43)
Disposals of financial assets	296	2,160	463
Other investing activities net	18	(872)	23
Cash receipt from loan to discontinued operations	-	900	-
Net cash flows used in investing activities from discontinued operations	(102)	(105)	-
Net cash used in investing activities	(3,510)	(3,744)	(3,730)
Financing activities:
Proceeds from mandatory convertible bonds	-	250	-
Proceeds from subordinated perpetual capital securities	-	-	642
Acquisition of non-controlling interests	(593)	(108)	(62)
Proceeds from short-term debt	1,362	1,547	1,685
Proceeds from long-term debt, net of debt issuance costs	8,484	7,169	4,086
Payments of short-term debt	(2,152)	(6,728)	(3,655)
Payments of long-term debt	(5,675)	(1,466)	(2,427)
Premium paid for call options on ArcelorMittal shares	(1,363)	-	-
Sale of treasury shares in connection with the call options on ArcelorMittal shares	1,363	-	-
Sale of treasury shares for stock option exercises	8	5	-
Dividends paid (includes 125, 32 and 20 of dividends paid to non-controlling shareholders in 2010, 2011 and 2012 respectively)	(1,257)	(1,194)	(1,191)
Other financing activities net	(111)	(22)	(97)
Net cash flows (used in) provided by financing activities from discontinued operations	(48)	(8)	-
Net cash used in financing activities	18	(555)	(1,019)
Effect of exchange rate changes on cash	(159)	(68)	(13)
Net increase (decrease) in cash and cash equivalents	410	(2,508)	578
Cash and cash equivalents:
At the beginning of the year	5,922	6,209	3,824
Cash held for discontinued operations	-	123	-
Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	(123)	-	-
At the end of the year	6,209	3,824	4,402

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in these consolidated financial statements as the “Operating Subsidiaries”. These consolidated financial statements were authorized for issuance on February 14, 2013 by the Company’s Board of Directors.

Regulatory requirements in certain jurisdictions require that previously-issued financial statements be retrospectively adjusted to provide the impacts of adoption of new accounting standards if those standards are determined to have a material impact.  Accordingly, the Company has complied with these regulatory requirements by retrospectively adjusting its historical financial statements and selected disclosures for the three years in the period ended December 31, 2012 related to the effects of adoption of IFRS 11, “Joint Arrangements” and IAS 19R “Employee Benefits”, the effects of which were measured and recorded in the accounts subsequent to February 14, 2013.   The Company has not adjusted for any other impacts between that date and August 2, 2013, the date that these financial statements were re-issued.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments, biological assets and certain non-current assets and liabilities held for distribution, which are measured at fair value less cost to sell or to distribute and inventories, which are measured at the lower of net realizable value or cost. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

Following the approval by the board of directors of ArcelorMittal held on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

Consequently, all amounts related to discontinued operations within each line item of the consolidated statements of operations as well as all amounts related to discontinued operations within each line item of the consolidated statements of cash flows are reclassified into discontinued operations within their respective statements. Earnings per share is presented for continuing and discontinued operations and for total net results.

Additional information detailing assets and liabilities held for distribution and discontinued operations are provided in note 5.

Adoption of new IFRS standards, amendments and interpretations applicable in 2012

Amendments to IFRS 7, “Financial Instruments: Disclosures” were adopted by the Company on January 1, 2012. The amendments increase the disclosure requirements for transactions involving transfer of financial assets and did not have a material impact on the consolidated financial statements of the Company.

New IFRS standards and interpretations applicable from 2013 onward

•         IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 (as revised in 2010) introduces new requirements for classifying and measuring financial instruments, including:

•      The replacement of the multiple classification and measurement models in IAS 39, with a single model that has only two classification categories: amortized cost and fair value.

•      The replacement of the requirement to separate embedded derivatives from financial asset hosts with a requirement to classify a hybrid contract in its entirety at either amortized cost or fair value.

•      The replacement of the cost exemption for unquoted equity instruments and derivatives on unquoted equity instruments with guidance on when cost may be an appropriate estimate of fair value.

The effective date of this standard has been postponed from annual periods beginning on or after January 1, 2013 to annual periods beginning on or after 2015, with early adoption permitted. The Company is still in the process of assessing whether there will be any significant changes to its consolidated financial statements upon adoption of this new standard. The Company does not plan to early adopt any of the new accounting standards.

On December 16, 2011, the IASB published amendments to IAS 32 “Financial Instruments: Presentation” to clarify the application of the offsetting of financial assets and financial liabilities requirement. These amendments are effective for annual periods beginning on or after January 1, 2014.

On October 31, 2012 the IASB published amendments to IFRS 10, IFRS 12 and IAS 27. The amendments apply to a particular class of business that qualifies as investment entities. Investment entity refers to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organizations, venture capital organizations, pension funds, sovereign wealth funds and other investment funds.

           Under IFRS 10, reporting entities are required to consolidate all investees that they control (i.e. all subsidiaries). The amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss.  The amendments also set out disclosure requirements for investment entities. The amendments are effective for annual periods beginning on or after January 1, 2014 with early adoption permitted.

On January 1, 2013, the Company adopted IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IFRS 13 “Fair Value Measurement” (with prospective application after January 1, 2013) and the amendments to IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” as issued by the IASB on May 13, 2011, all effective for annual periods beginning on or after January 1, 2013. On January 1, 2013, the Company also adopted IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”, as issued by the IASB on October 19, 2011 and the amendments to IFRS 7 “Financial Instruments: Disclosures”,  both effective for annual periods beginning on or after January 1, 2013. In addition, ArcelorMittal adopted the amendments to IAS 1 “Presentation of Financial Statements”, effective for annual periods beginning on or after July 1, 2012 and to IAS 19 “Employee Benefits”, effective for annual periods beginning on or after January 1, 2013, both issued by the IASB on June 16, 2011.

•      IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It replaces the consolidation requirements in SIC-12 Consolidation – Special Purpose Entities and IAS 27 “Consolidated and Separate Financial Statements”.

•      IFRS 11 provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. It replaces IAS 31 “Interests in Joint Ventures”.

•      IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•      IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It applies when other IFRSs require or permit fair value measurements.

•      Amendments to IAS 27 were made in connection with the previous new issued standards and reduced the scope of IAS 27 which now only deals with the requirements for separate financial statements. Requirements for consolidated financial statements are now contained in IFRS 10. These amendments require that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IFRS 9.

•      Amendments to IAS 28 supersede IAS 28 “Investments in Associates” and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. These amendments define 'significant influence' and provide guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

•      Amendments to IAS 1 changes the disclosures of items presented in other comprehensive income in the statements of comprehensive income.

•      Amendment to IFRS 7 include new disclosures requirements regarding the offsetting of financial assets and financial liabilities.

 •     Amendment to IAS 19 makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•      IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. The Interpretation requires stripping activity costs which provide improved access to ore to be capitalized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortized on a systematic basis over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate.

On January 1, 2013, the Company also adopted various amendments to the following standards published by the IASB on May 17, 2012 in the framework of Annual Improvements 2009-2011 as part of its annual improvements process:

•         IAS 1 “Presentation of Financial Statements”, provides clarification of the requirements for comparative information

•         IAS 16 “Property, Plant & Equipment”, provides additional guidance on the classification of spare parts, stand-by equipment and servicing equipment

•         IAS 32 “Financial Instruments: Presentation”, clarifies the accounting for the tax effect of a distribution to holders of equity instruments in accordance with IAS 12 “Income Taxes”

•         IAS 34 “Interim Financial Reporting”, clarifies interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 “Operating Segments”

•         IFRS 1 “First-time adoption of International Financial Reporting Standards”

In addition, the Company adopted on January 1, 2013 the amendments to IFRS 10, IFRS 11 and IFRS 12 published by the IASB on June 28, 2012. The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments remove the requirement to present comparative information for periods before IFRS 12 is first applied. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12. The Company applied transition relief as described above with respect to the adoption of IFRS 12 but it did not apply such relief for the adoption of IFRS 10 and IFRS 11.

The adoption of the amendments to IAS 19 significantly impacted the financial statements of the Company. In connection with the adoption of  IFRS 11 and the amendments to IAS 19, note 30 presents the transition from the statements of financial position as reported to the recast statements of financial position at December 31, 2011 and 2012 and the transition from the statements of operations, the statements of other comprehensive income, the statements of changes in net equity and  the statements of cash flows  as reported to the recast statements for the years ended  December 31, 2010, 2011 and 2012. The adoption of the other new standards, amendments and interpretation did not have any material impact on the Company’s financial statements.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and its interests in associated companies and joint arrangements. Subsidiaries are consolidated from the date the Company obtains control (ordinarily the date of acquisition) until the date control ceases. The Company controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which it does not control. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. Joint arrangements, which include joint ventures and joint operations, are those over whose activities the Company has joint control, typically under a contractual arrangement. In joint ventures, ArcelorMittal exercises joint control and has rights to the net assets of the arrangement. The consolidated financial statements include the Company’s share of the profit or loss of associates and joint ventures using the equity method of accounting from the date that significant influence or joint control commences until the date significant influence or joint control ceases, adjusted for any impairment losses. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity. For investments in joint operations, in which ArcelorMittal exercises joint control and has rights to the assets and obligations for the liabilities relating to the arrangement, the Company recognizes its assets, liabilities and transactions, including its share of those incurred jointly.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

 Other investments are classified as available for sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

While there are certain limitations on the Company’s operating and financial flexibility arising from the restrictive and financial covenants of the Company’s principal credit facilities described in note 16, there are no significant restrictions resulting from borrowing agreements or regulatory requirements on the ability of consolidated subsidiaries, associates and jointly controlled entities to transfer funds to the parent in the form of cash dividends to pay commitments as they come due.

Inter-company balances and transactions, including income, expenses and dividends, are eliminated in the consolidated financial statements. Gains and losses resulting from inter-company transactions are also eliminated.

Non-controlling interests represent the portion of profit or loss and net assets not held by the Company and are presented separately in the consolidated statements of operations, in the consolidated statements of other comprehensive income and within equity in the consolidated statements of financial position.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies

Business combinations

Business combinations are accounted for using the acquisition method as of the acquisition date, which is the date on which control is transferred to ArcelorMittal. The Company controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The Company measures goodwill at the acquisition date as the total of the fair value of consideration transferred, plus the proportionate amount of any non-controlling interest, plus the fair value of any previously held equity interest in the acquiree, if any, less the net recognized amount (generally at fair value) of the identifiable assets acquired and liabilities assumed.

In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired and liabilities assumed. If, after reassessment, ArcelorMittal’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (bargain purchase) is recognized immediately as a reduction of cost of sales in the consolidated statements of operations.

Any contingent consideration payable is recognized at fair value at the acquisition date and any costs directly attributable to the business combination are expensed as incurred.

Accounting for acquisitions of non-controlling interests

Acquisitions of non-controlling interests, which do not result in a change of control, are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result of such transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent.

Translation of financial statements denominated in foreign currency

The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the major Operating Subsidiaries is the local currency, except for ArcelorMittal Kryviy Rih, ArcelorMittal Lázaro Cárdenas, ArcelorMittal Brasil, ArcelorMittal Montreal, ArcelorMittal Mines Canada, ArcelorMittal Dofasco, ArcelorMittal Point Lisas, ArcelorMittal Temirtau and ArcelorMittal International Luxembourg , whose functional currency is the U.S. dollar and ArcelorMittal Ostrava, ArcelorMittal Poland and ArcelorMittal Galati, whose functional currency is the euro.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing on the date of the consolidated statements of financial position and the related transaction gains and losses are reported within financing costs in the consolidated statements of operations. Non-monetary items that are carried at cost are translated using the rate of exchange prevailing at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate prevailing when the fair value was determined and the related transaction gains and losses are reported in the consolidated statements of comprehensive income.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries and associates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange rates. Translation adjustments are recognized directly in other comprehensive income and are included in net income (including non-controlling interests) only upon sale or liquidation of the underlying foreign subsidiary or associate.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.

Restricted cash

Restricted cash represents cash and cash equivalents not readily available to the Company, mainly related to insurance deposits, escrow accounts created as a result of acquisitions, and various other deposits or required balance obligations related to letters of credit and credit arrangements. Changes in restricted cash are included within other investing activities (net) in the consolidated statements of cash flows.

Trade accounts receivable

Trade accounts receivable are initially recorded at their fair value and do not carry any interest. ArcelorMittal maintains an allowance for doubtful accounts at an amount that it considers to be a reasonable estimate of losses resulting from the inability of its customers to make required payments. In judging the adequacy of the allowance for doubtful accounts, ArcelorMittal considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are recognized as gains in selling, general and administrative expenses.

ArcelorMittal’s policy is to record an allowance and a charge in selling, general and administrative expense when a specific account is deemed uncollectible and to provide for each receivable overdue by more than 180 days because historical experience is such that such receivables are generally not recoverable, unless it can be clearly demonstrated that the receivable is still collectible. Estimated unrecoverable amounts of trade receivables between 60 days and 180 days overdue are provided for based on past default experience.

Trade accounts payable

Trade accounts payable are obligations to pay for goods that have been acquired in the ordinary course of business from suppliers. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The carrying value of trade accounts payable approximates fair value.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost, inclusive of freight and shipping and handling costs. In accordance with IAS 2 “Inventories”, interest charges, if any on purchases have been recorded as financing costs.  Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Costs incurred when production levels are abnormally low are capitalized as inventories based on normal capacity with the remaining costs incurred recorded as a component of cost of sales in the consolidated statements of operations.

Goodwill

Goodwill arising on an acquisition is recognized as previously described within the business combinations section.

Goodwill is allocated to those groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. Until the year end December 31, 2011, the Company performed its annual impairment test of goodwill using November 30 as the measurement date. Effective October 2012, the Company changed its impairment test date to October 31 in order to better align with the internal strategic, financial planning and

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

approval process. The Company believes that this change in dates is preferable under the circumstances and does not result in the delay, acceleration or avoidance of an impairment charge.

Whenever property plant and equipment is tested for impairment at the same time as goodwill, the property, plant and equipment is tested first and any impairment of the assets recorded prior to the testing of goodwill. The recoverable amounts of the groups of cash-generating units are determined as the higher of (1) fair value less cost to sell or (2) value in use. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices, shipments and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices, shipments and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial forecasts for the next five years for steel operations and over the life of the mines for mining operations. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially recorded at cost and those acquired in a business combination are recorded at fair value. These primarily include the cost of technology and licenses purchased from third parties and operating authorizations granted by the State or other public bodies (concessions). Intangible assets are amortized on a straight-line basis over their estimated economic useful lives, which typically do not exceed five years. Amortization is included in the consolidated statements of operations as part of depreciation.

Biological Assets

Biological assets are part of Long Carbon Americas operating segment and consist of eucalyptus forests exclusively from renewable plantations and intended for the production of charcoal to be utilized as fuel and a source of carbon in the direct reduction process of pig iron production. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six to seven years.

Biological assets are measured at their fair value, net of estimated costs to sell at the time of harvest.

The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing trees. The average sales price was estimated based on domestic market prices.

Stripping and overburden removal costs

In open pit and underground mining operations, it is necessary to remove overburden and other waste materials to access the deposit from which minerals can be extracted. This process is referred to as stripping. Stripping costs can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

A mine can operate several open pits that are regarded as separate operations for the purpose of mine planning and production. In this case, stripping costs are accounted for separately, by reference to the ore extracted from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning and production, stripping costs are aggregated too.

The determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances. The following factors would point towards the stripping costs for the individual pits being accounted for separately:

•         If mining of the second and subsequent pits is conducted consecutively with that of the first pit, rather than concurrently.

•         If separate investment decisions are made to develop each pit, rather than a single investment decision being made at the outset.

•         If the pits are operated as separate units in terms of mine planning and the sequencing of overburden and ore mining, rather than as an integrated unit.

•         If expenditures for additional infrastructure to support the second and subsequent pits are relatively large.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•         If the pits extract ore from separate and distinct ore bodies, rather than from a single ore body.

The relative importance of each factor is considered by local management to determine whether, on balance, the stripping costs should be attributed to the individual pit or to the combined output from the several pits.

Developmental stripping costs contribute to the future economic benefits of mining operations when the production begins and so are capitalized as tangible assets (construction in progress), whereas production stripping is a part of on-going activities and commences when the production stage of mining operations begins and continues throughout the life of a mine.

Capitalization of developmental stripping costs ends when the commercial production of the minerals commences.

Production stripping costs are incurred to extract the ore in the form of inventories and / or to improve access to an additional component of an ore body or deeper levels of material. Production stripping costs are accounted for as inventories as per IAS 2 “Inventories” to the extent the benefit from production stripping activity is realized in the form of inventories. Production stripping costs are recognized as a non-current asset (“stripping activity assets”) to the extent it is probable that future economic benefit in terms of improved access to ore will flow to the Company, the components of the ore body for which access has been improved can be identified and the costs relating to the stripping activity associated with that component can be measured reliably.

All stripping costs assets (either stripping activity assets or capitalized developmental stripping costs) are presented within a specific “mining assets” class of property, plant and equipment and then depreciated on a units-of-production basis.

Exploration and evaluation expenditure

Exploration and evaluation activities involve the search for iron ore and coal resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include:

•         researching and analyzing historical exploration data;

•         conducting topographical, geological, geochemical and geophysical studies;

•         carrying out exploratory drilling, trenching and sampling activities;

•         drilling, trenching and sampling activities to determine the quantity and grade of the deposit;

•         examining and testing extraction methods and metallurgical or treatment processes; and,

•         detailed economic feasibility evaluations to determine whether development of the reserves is commercially justified and to plan methods for mine development.

Exploration and evaluation expenditure is charged to the consolidated statements of operations as incurred except in the following circumstances, in which case the expenditure is capitalized: (i) the exploration and evaluation activity is within an area of interest which was previously acquired in a business combination and measured at fair value on acquisition; or (ii) when management has a high degree of confidence in the project’s economic viability and it is probable that future economic benefits will flow to the Company.

Capitalized exploration and evaluation expenditures are generally recorded as a component of property, plant and equipment at cost less impairment charges, unless their nature requires them to be recorded as an intangible asset. As the asset is not available for use, it is not depreciated and all capitalized exploration and evaluation expenditure is monitored for indications of impairment. To the extent that capitalized expenditure is not expected to be recovered it is recognized as an expense in the consolidated statements of operations.

Cash flows associated with exploration and evaluation expenditure are classified as operating activities when they are related to expenses or as an investing activity when they are related to a capitalized asset in the consolidated statements of cash flows.

Development expenditure

Development is the establishment of access to the mineral reserve and other preparations for commercial production. Development activities often continue during production and include:

•         sinking shafts and underground drifts (often called mine development);

•         making permanent excavations;

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•         developing passageways and rooms or galleries;

•         building roads and tunnels; and

•         advance removal of overburden and waste rock.

Development (or construction) also includes the installation of infrastructure (e.g., roads, utilities and housing), machinery, equipment and facilities.

When proven reserves are determined and development is approved, expenditures capitalized as exploration and evaluation are reclassified as construction in progress and are reported as a component of property, plant and equipment. All subsequent development expenditures are capitalized and classified as construction in progress. On completion of development, all assets included in construction in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment. Cost includes all related costs directly attributable to the acquisition or construction of the asset. Except for the land, the property, plant and equipment are depreciated using the straight-line method over the useful lives of the related assets as presented in the table below.

Asset Category	Useful Life Range
Land	Not depreciated
Buildings	10 to 50 years
Property plant & equipment	15 to 30 years
Auxiliary facilities	15 to 30 years
Other facilities	5 to 20 years

Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Mining assets comprise:

•         Mineral rights acquired;

•         Capitalized developmental stripping (as described above in “Stripping and overburden removal costs”)

Property, plant and equipment used in mining activities is depreciated over its useful life or over the remaining life of the mine, if shorter, and if there is no alternative use possible. For the majority of assets used in mining activities, the economic benefits from the asset are consumed in a pattern which is linked to the production level and accordingly, assets used in mining activities are primarily depreciated on a units-of-production basis. A unit-of-production is based on the available estimate of proven and probable reserves.

Capitalization of pre-production expenditures cease when the mining property is capable of commercial production as it is intended by management. General administration costs that are not directly attributable to a specific exploration area are charged to the consolidated statements of operations.

Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related class of property, plant and equipment and depreciated over their estimated useful lives. Interest incurred during construction is capitalized if the borrowing cost is directly attributable to the construction. Gains and losses on retirement or disposal of assets are recognized in the cost of sales.

Property, plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the consolidated statements of operations over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

The residual values and useful lives of property, plant and equipment are reviewed at each reporting date and adjusted if expectations differ from previous estimates. Depreciation methods applied to property, plant and equipment are reviewed at each reporting date and changed if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Asset retirement obligations

ArcelorMittal records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related non-current asset. The fair value of the obligation is determined as the discounted value of the expected future cash flows. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated in accordance with the Company’s depreciation policies for property, plant and equipment. Subsequent ARO, when reliably measurable, is recorded on the statements of financial position increasing the cost of the asset and the fair value of the related obligation.

Lease arrangements

The Company may enter into arrangements that do not take the legal form of a lease, but may contain a lease. This will be the case if the following two criteria are met:

•         The fulfillment of the arrangement is dependent on the use of a specific asset and

•         The arrangement conveys a right to use the asset.

Assets under lease arrangements which transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases. On initial recognition, the leased asset and its related liability are measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset while the minimum lease payments are apportioned between financing costs and reduction of the lease liability.

Assets held under lease arrangements that are not finance leases are classified as operating leases and are not recognized in the statements of financial position. Payments made under operating leases are recognized in cost of sales in the statements of operations on a straight-line basis over the lease terms.

Investment in associates, joint arrangements and other entities

Investments in associates, in which ArcelorMittal has the ability to exercise significant influence, and investments in joint ventures, in which ArcelorMittal exercises joint control and has rights to the net assets of the arrangement, are accounted for under the equity method. The investment is carried at the cost at the date of acquisition, adjusted for ArcelorMittal’s equity in undistributed earnings or losses since acquisition, less dividends received and any impairment incurred.

Any excess of the cost of the acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate or joint venture recognized at the date of acquisition is recognized as goodwill. The goodwill is included in the carrying amount of the investment and is evaluated for impairment as part of the investment.

ArcelorMittal reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is an indicator that the investment may be impaired. If objective evidence indicates that the investment is impaired, ArcelorMittal calculates the amount of the impairment of the investments as being the difference between the higher of the fair value less costs to sell or its value in use and its carrying value. The amount of any impairment is included in income from investments in associates and joint ventures in the consolidated statements of operations.

For investments in joint operations, in which ArcelorMittal exercises joint control and has rights to the assets and obligations for the liabilities relating to the arrangement, the Company recognizes its assets, liabilities and transactions, including its share of those incurred jointly. Investments in other entities, over which the Company and/or its Operating Subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any resulting gain or loss recognized in the statements of other comprehensive income. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

Assets held for sale and distribution

Non-current assets and disposal groups that are classified as held for sale and distribution are measured at the lower of carrying amount and fair value less costs to sell or to distribute. Assets and disposal groups are classified as held for sale and for distribution if their carrying amount will be recovered through a sale or a distribution transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale or distribution in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale and distribution are presented separately on the consolidated statements of financial position and are not depreciated.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Deferred employee benefits

Defined contribution plans are those plans where ArcelorMittal pays fixed or determinable contributions to external life insurance or other funds for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. Contributions are expensed as incurred consistent with the recognition of wages and salaries. No provisions are established with respect to defined contribution plans as they do not generate future commitments for ArcelorMittal.

Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each fiscal year end.

The retirement benefit obligation recognized in the consolidated statements of financial position represents the present value of the defined benefit obligation less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. Any asset resulting from this calculation is limited to the present value of available refunds and reductions in future contributions to the plan.

Current service cost, which is the increase of the present value of the defined benefit obligation resulting from the employee service in the current period, is recorded as an expense as part of cost of sales and selling, general and administrative expenses in the consolidated statements of operations. The net interest cost, which is the change during the period in the net defined benefit liability or asset that arises from the passage of time, is recognized as part of net financing costs in the consolidated statements of operations. The yield on high-quality corporate bonds is determining the discount rate.

The Company recognizes gains and losses on the curtailment of a defined benefit plan when the curtailment occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, any change in the present value of the defined benefit obligation, any related actuarial gains and losses and past service cost that had not been previously recognized. Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or a curtailment. Past service cost is recognized immediately in the consolidated statements of operations in the period in which it arises.

Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date. Liabilities for early retirement plans are recognized when the affected employees have formally been informed and when amounts owed have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Termination benefits are provided in connection with voluntary separation plans. The Company recognizes a liability and expense when it can no longer withdraw the offer or, if earlier, when it has a detailed formal plan which has been communicated to employees or their representatives.

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the consolidated statements of financial position date, and all changes in the provision (including actuarial gains and losses or past service costs) are recognized in the consolidated statements of operations.

Provisions and accruals

ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events, it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. Provisions for onerous contracts are recorded in the consolidated statements of operations when it becomes known that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

Environmental costs

Environmental costs that relate to current operations or to an existing condition caused by past operations, and which do not contribute to future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

required. The ultimate cost to ArcelorMittal is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

Income taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statements of operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the consolidated statements of financial position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statements of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operating loss carryforwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the consolidated statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. The carrying amount of deferred tax assets is reviewed at each consolidated statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to enable all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

Derivative financial instruments

See the critical accounting judgments section of this note.

Non-derivative financial instruments

Non-derivative financial instruments include cash and cash equivalents, trade and other receivables, investments in equity securities, trade and other payables and debt and other liabilities. These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. They are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control of substantially all risks and rewards of the instruments.

The Company classifies its investments in equity securities that have readily determinable fair values as available-for-sale, which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities are reported in the statements of other comprehensive income, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on an average cost method.

Investments in privately held companies that are not considered equity method investments and for which fair value is not readily determinable are carried at cost less impairment.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Debt and liabilities, other than provisions, are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Estimated future cash flows are determined using various assumptions and techniques, including comparisons to published prices in an active market and discounted cash flow projections using projected growth rates, weighted average cost of capital, and inflation rates. In the case of available-for-sale securities, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the consolidated statements of operations is removed from equity and recognized in the consolidated statements of operations.

Financial assets are tested for impairment annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable. If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their value in use. Any impairment loss is recognized in the consolidated statements of operations. An impairment loss related to financial assets is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized. Reversals of impairment are recognized in net income except for reversals of impairment of available-for-sale equity securities, which are recognized in equity.

Subordinated perpetual capital securities

Subordinated perpetual capital securities issued by the Company are classified as equity as the Company has no contractual obligation to redeem the securities and coupon payment may be deferred under certain circumstances. Coupons become payable whenever the Company makes dividend payments. Coupon accruals are considered in the determination of earnings for the purpose of calculating earnings per share.

Emission rights

ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Belgium, Czech Republic, France, Germany, Luxembourg, Poland, Romania and Spain. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded at nil value and purchased emission rights are recorded at cost. Gains and losses from the sale of excess rights are recognized in cost of sales in the consolidated statements of operations.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns and other similar allowances.

Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, no longer retains control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Shipping and handling costs

ArcelorMittal records amounts billed to a customer in a sale transaction for shipping and handling costs as sales and the related shipping and handling costs incurred as cost of sales.

Financing costs

Financing costs include interest income and expense, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains, losses on foreign exchange contracts and transactions and accretion of long-term liabilities.

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Net income attributable to ordinary shareholders takes into consideration dividend rights of preferred shareholders such as holders of subordinated perpetual capital securities. Diluted earnings per share is computed by dividing

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

income available to equity holders and assumed conversion by the weighted average number of common shares and potential common shares from outstanding stock options as well as potential common shares from the conversion of certain convertible bonds whenever the conversion results in a dilutive effect.

Equity settled share-based payments

ArcelorMittal issues equity-settled share-based payments to certain employees, including stock options and restricted share units. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. For stock options and restricted share units, fair value is measured using the Black-Scholes-Merton pricing model and the market value of the shares at the date of the grant after deduction of dividend payments during the vesting period, respectively. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. For the restricted share units, the fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line method over the vesting period and adjusted for the effect of non market-based vesting conditions.

Segment reporting

ArcelorMittal reports its operations in six reportable segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”), Distribution Solutions and Mining.

The Company is organized in eight operating segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. ArcelorMittal’s CODM is the group management board “GMB”. Operating segments are aggregated when they have similar economic characteristics (similar long-term average gross margins) and are similar in the nature of products and services, the nature of production processes, customers, the methods used to distribute products or provide services, and the regulatory environment. The Long Carbon Americas, Long Carbon Europe, and Tubular Products operating segments have been aggregated for reporting purposes.

These operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company as a whole and so is not directly attributable to individual operating segments or geographical areas.

Geographical information is separately disclosed and represents ArcelorMittal’s most significant regional markets. Attributed assets are operational assets employed in each region and include items such as pension balances that are specific to a country. They do not include goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Attributed liabilities are those arising within each region, excluding indebtedness.

Critical accounting judgments

The critical accounting judgments and significant assumptions made by management in the preparation of these consolidated financial statements are provided below.

Purchase accounting

Accounting for acquisitions requires ArcelorMittal to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the “income method”. This method is based on the forecast of the expected future cash flows adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities:

•        The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•        Property, plant and equipment is recorded at fair value, or, if fair value is not available, depreciated replacement cost.

•        The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date relating to the population of employees involved and the fair value of plan assets.

•        Inventories are estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•        Adjustments to deferred tax assets and liabilities of the acquiree are recorded to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives.

Deferred tax assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Due to the numerous variables associated with these judgments and assumptions, both the precision and reliability of the resulting estimates of the deferred tax assets are subject to substantial uncertainties.

Note 20 describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for pensions and other post employment benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, healthcare cost trend rates, mortality rates, and retirement rates.

•         Discount rates – The discount rate is based on several high quality corporate bond indexes and yield curves in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

•         Rate of compensation increase – The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•         Healthcare cost trend rate – The healthcare cost trend rate is based on historical retiree cost data, near-term healthcare outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.

•         Mortality and retirement rates – Mortality and retirement rates are based on actual and projected plan experience.

Actuarial gains or losses resulting from experience and changes in assumptions are charged or credited to other comprehensive income in the period in which they arise.

Note 24 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

Environmental and other contingencies

ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

groundwater. ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. Most of these are legacy obligations arising from acquisitions. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated.

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the consolidated statements of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of tangible and intangible assets, including goodwill

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2012, the Company determined it has 73 cash-generating units.

An impairment loss, related to tangible and intangible assets other than goodwill, recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the consolidated statements of operations.

Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See note 26 for further discussion of the Company’s operating segments. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or their value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the consolidated statements of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the consolidated statements of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. Amounts deferred in equity are recorded in the consolidated statements of operations in the periods when the hedged item is recognized in the consolidated statements of operations and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised, the accumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the consolidated statements of operations.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the consolidated statements of operations.

Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•         Asset carrying amounts may be affected due to changes in estimated future cash flows.

•         Depreciation, depletion and amortization charged in the consolidated statements of operations may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•         Overburden removal costs recognized in the consolidated statements of financial position or charged to the consolidated statements of operations may change due to changes in stripping ratios or the units of production basis of depreciation.

•         Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•         The carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Use of estimates

The preparation of consolidated financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the aforementioned critical accounting judgments require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

NOTE 3: ACQUISITIONS AND DIVESTMENTS

Acquisitions have been accounted for using the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the date of acquisition. Goodwill recognized through the acquisitions discussed below is primarily attributable to potential strategic and financial benefits expected to be realized associated with future revenue growth and access to new markets.

 Significant acquisitions made during the years ended December 31, 2010, 2011 and 2012 include:

Baffinland

On January 27, 2011, in the framework of an offer to acquire all outstanding shares by way of a take-over bid, ArcelorMittal acquired a controlling stake of 58.9% in Baffinland Iron Mines Corporation (“Baffinland”), a Canadian junior mining company focused on the exploration and development of the iron ore deposits located on the Mary River property in Nunavut (Canada). The acquisition was completed through Acquireco, a company owned 70% by ArcelorMittal and 30% by Nunavut Iron Ore Acquisition Inc. (“Nunavut”). The stake held in Baffinland increased to 93.66% on February 18, 2011 following an extension of the offer and the acquisition of 100% was completed on March 26, 2011 as a result of the repurchase of the remaining 6.34% non-controlling interests (see note 4). Following these transactions, the Company holds a 70% stake in Baffinland. The total consideration paid for the acquisition was 528 (553 net of 25 of cash acquired) of which 362 paid in cash by ArcelorMittal and 166 paid by Nunavut (of which 105 in cash and 61 in shares). The transaction costs relating to this acquisition amounted to 5 and are recorded as selling, general and administrative expenses in the consolidated statements of operations. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 596 and total liabilities of 71. The acquired assets included 447 assigned to iron ore mining reserves and 82 assigned to exploration for and evaluation of mineral resources. The resulting final goodwill amounted to 38. The revenue and the net result consolidated in 2011 amounted to nil and (5), respectively.

Cognor

On May 4, 2011, ArcelorMittal acquired from Cognor Group certain of its assets located in Poland, including property, plant and equipment, inventory, related operating processes and the workforce in order to strengthen its market presence in Poland. The Company accounted for this acquisition as a business combination. The total consideration paid for this acquisition was 67. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 68 and total liabilities of 1. The acquired assets included 41 assigned to land and buildings, 12 assigned to machinery and equipment and 12 assigned to inventories. There was no goodwill related to this acquisition.

Prosper

On June 1, 2011, ArcelorMittal acquired from RAG Aktiengesellschaft (“RAG”) the Prosper coke plant, located in Bottrop, Germany in order to reduce external sourcing of coke. The acquisition included the facility, related operating processes and the workforce. It also acquired RAG’s 27.95% stake in Arsol Aromatics, a producer of chemical raw materials based on crude benzene, a by-product of the Prosper facility. The Company accounted for this acquisition as a business combination. The total consideration paid for this acquisition was 205. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 309 and total liabilities of 86. The acquired assets and assumed liabilities included 145 assigned to the coke plant, 98 assigned to coke and coking coal inventories, 22 assigned to the investment in Arsol, 44 assigned to environmental and asset retirement obligations and 27 assigned to unfavorable contracts with a residual maturity of 8 years. The acquisition resulted in a bargain purchase of 18 and was recorded in operating income.

ATIC Services SA

On December 5, 2011, the Company acquired a controlling stake of 33.4% interest in its associate ATIC Services SA (“ATIC”) thereby increasing its current 42.4% holding to 75.8% for a total cash consideration of 34 (76 net of cash acquired of 42). ATIC is a leading European provider of logistic services in relation with the coal industry headquartered in France. This acquisition will enable the Company to optimize the logistic chain in relation with the coal supply. The Company completed the purchase price allocation in 2012. The acquisition resulted in the consolidation of total assets of 348 and total liabilities of 143. The acquired assets included property, plant and equipments such as fleet, cranes handling equipments, land and buildings for 113, investments accounted for under equity method for 136 and trade receivables for 55. The resulting final gain from this bargain purchase amounted to 6 and is due to the global weak macro economic environment The revenue and the net result consolidated since acquisition date amounted to 239 and 10, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Nikmet

On December 7, 2011, the Company acquired 100% of Stevedoring Company Nikmet Terminals (“Nikmet”) for a total cash consideration of 23 (including 5 of outstanding debt). Nikmet handles steel exports in the port of Nikolaev in southern Ukraine with a throughput capacity of 2 million tons per year. This acquisition will assure sea access, optimize logistics and cost savings for the Company’s operations in Ukraine. The Company completed the purchase price allocation in 2012. The acquisition resulted in the consolidation of total assets of 16 and total liabilities of 3. The acquired assets included a favorable harbor facilities rental agreement for 9 and various harbor equipments for 4. The resulting final goodwill amounted to 10. The revenue and the net result consolidated since acquisition date amounted to 12 and 4, respectively.

Summary of significant acquisitions

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed and the total purchase price allocation for significant acquisitions made in 2010 and 2011 that were finalized during the year ended December 31, 2011:

	2011
	Baffinland	Prosper	Cognor
Current assets	6	140	12
Property, plant & equipment	12	145	53
Mining rights	447	-	-
Intangibles assets	82	2	3
Other assets	49	22	-
Total assets acquired	596	309	68
Current liabilities	9	4	-
Other long-term liabilities	1	74	-
Deferred tax liabilities	61	8	1
Total liabilities assumed	71	86	1
Total net assets	525	223	67
Non-controlling interests	35 [1]	-	-
Total net assets acquired	490	223	67
Cash paid to stockholders, gross	553	205	67
Cash acquired	(25)	-	-
Purchase price, net	528	205	67
Goodwill	38	-	-
Bargain purchase		(18)

1                The Company acquired the remaining non-controlling interests on March 26, 2011 (see note 4).

During 2012, the Company finalized the purchase price allocation for Nikmet and ATIC. The purchase price allocation of those two entities have been determined only provisionally on December 31, 2011 as the acquisition dates were close to the year end. The table below summarizes the finalization in 2012 of the purchase price allocation for acquisitions made in 2011:

	ATIC			Nikmet
	Preliminary allocation	Adjustments	Final allocation	Preliminary allocation	Adjustments	Final allocation
Current assets	55	30	85	3	-	3
Property, plant & equipment	90	23	113	3	1	4
Intangibles assets	14	(13)	1	-	9	9
Other assets	75	74	149	-	-	-
Total assets acquired	234	114	348	6	10	16
Current liabilities	66	16	82	1	-	1
Long-term debt	17	(1)	16	-	-	-
Other long-term liabilities	14	22	36	-	-	-
Deferred tax liabilities	2	7	9	-	2	2
Total liabilities assumed	99	44	143	1	2	3
Total net assets	135	70	205	5	8	13
Non-controlling interests	43	17	60	-	-	-
Total net assets acquired	92	53	145	5	8	13
Previously held equity interests	81	24	105	-	-	-
Cash paid to stockholders, gross	76	-	76	18	-	18
Cash acquired	(42)	-	(42)	-	-	-
Debt outstanding on acquisition	-	-	-	5	-	5
Purchase price, net	34	-	34	23	-	23
Goodwill	23	(29)	-	18	(8)	10
Bargain purchase			(6)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Divestments

On June 20, 2012, ArcelorMittal sold its steel foundation distribution business in North America Free Trade Agreement (“NAFTA”), Skyline Steel, to Nucor Corporation for a total net cash consideration of 674 including final working capital adjustment. Skyline Steel was part of the Distribution Solutions reportable segment. The net assets sold include a portion of the goodwill allocated to the Distribution Solutions segment for 55. The gain on disposal of 331 was recognized in cost of sales.

On July 24, 2012, ArcelorMittal signed an agreement to sell its 48.1% stake in Paul Wurth to SMS GmbH for a total cash consideration of 388 (cash outflow of 89 net of cash disposed of). Paul Wurth is an international engineering company offering the design and supply of the full-range of technological solutions for the iron and steel industry and other metal sectors. Paul Wurth was a consolidated subsidiary included in the AACIS reportable segment. The net assets sold include a portion of the goodwill allocated to AACIS for 42. The Company also reclassified from other comprehensive income to the statements of operations a positive foreign exchange translation difference amounting to 25.The gain on disposal of 242 was recognized in cost of sales.

The table below summarizes the divestments made in 2012:

	Skyline Steel	Paul Wurth
Current assets	365	794
Property, plant and equipment	48	58
Intangibles assets	6	15
Other assets	7	59
Total assets	426	926
Current liabilities	137	545
Other long-term liabilities	1	109
Non-controlling interests	-	3
Total liabilities	138	657
Total net assets	288	269
Non-controlling interests	-	140
Allocated goodwill	55	42
Total net assets disposed of	343	171
Cash consideration received	674	388
Reclassification of foreign exchange translation difference	-	25
Gain on disposal	331	242

Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)

On March 28, 2012 ArcelorMittal decreased its stake from 25.78% (25% based on issued shares) to 18.7% in the associate Erdemir, the leading steel company in Turkey, through the sale of 134,317,503 shares for a total consideration of 264 and by way of a single accelerated bookbuilt offering to institutional investors. The Company also issued warrants in respect of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

134,317,503 shares of Erdemir. Investors received for every three shares purchased one warrant maturing on July 2, 2012, one warrant maturing on October 1, 2012 and one warrant maturing on December 14, 2012 with an exercise price set at 105%, 110% and 115% above the reference price based on the recent Erdemir stock price, respectively. All warrants related to the first, second and third series, maturing on July 2, 2012, October 1, 2012 and December 14, 2012, respectively, expired unexercised. As a result of the partial disposal, the Company discontinued the accounting for the investment in Erdemir under the equity method and classified the remaining shares as available-for-sale. This transaction resulted in a net gain of 101 included in income from investments in associates and joint ventures. This included a reclassification from accumulated other comprehensive income to the statements of operations of the revaluation reserve of available-for-sale financial assets for a gain of 842. It also included a reclassification from accumulated other comprehensive income to the statements of operation of the negative foreign exchange translation difference for a loss of 422. Additional losses were incurred on disposal of 6.25% stake for 107 as well as the remeasurement loss at fair value of the remaining investment upon discontinuation of the equity method for 212.

Enovos International SA

On April 4, 2012, ArcelorMittal entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a total consideration of €330 million. Accordingly, the Company wrote the carrying amount of its investment down to the net proceeds from the sale for an amount of 185. It completed the disposal on July 17, 2012 with a consideration of €165 million paid on the same day and the remaining portion deferred for up to two years. Interest will accrue on the deferred portion. In addition, the accumulated foreign exchange translation difference of 5 was reclassified from other comprehensive income to the statements of operations.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 4: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

As described below, the Company acquired additional non-controlling interests during 2010, 2011 and 2012.

ArcelorMittal Ostrava

In January 2010, ArcelorMittal completed the acquisition of an additional ownership interest of 13.88% of ArcelorMittal Ostrava for a total consideration of 373. The Company’s stake increased from 82.55% to 96.43%. The transaction resulted in a reduction of non-controlling interests of 436 and an increase of 63 directly in equity.

On July 23, 2010, the Company completed the acquisition of 3.57% of the remaining outstanding shares of ArcelorMittal Ostrava. The Company’s stake increased from 96.43% to 100% for a total consideration of 84. The transaction resulted in a reduction of non-controlling interests of 98 and an increase in equity of 14.

Rozak

On February 12, 2010, the non-controlling shareholders of Rozak representing the remaining 30% not held by ArcelorMittal exercised their put option included in the original purchase agreement. The Company had previously recognized the acquisition of these shares and had recorded a liability amounting to 31, which was settled in January 2011.

Zaklady K Zdzieszowice

On September 20, 2010, ArcelorMittal Poland acquired the remaining 8.5% (58,751 shares) of Zaklady K Zdzieszowice (“ZKZ”) from the Polish State Treasury for a cash consideration of 130. Following that transaction, ZKZ is a fully owned subsidiary of ArcelorMittal Poland. The net value of interests acquired was 120 and the Company recorded a decrease of 10 in equity.

Ambalaj

On February 28, 2011, ArcelorMittal acquired the remaining 25% non-controlling stake in ArcelorMittal Ambalaj (Turkey) for a total consideration of 10. The Company now owns 100% of this subsidiary.

Baffinland

On March 26, 2011, the Company acquired the remaining 6.34% non-controlling stake in Baffinland through a court approved plan of arrangement. The total consideration for the transaction was 39 of which 25 paid by ArcelorMittal. The transaction resulted in a reduction of non-controlling interests of 35. In accordance with IFRS 3 (revised) and IAS 27 (revised), the Company recorded a decrease of 4 directly in equity.

On December 13, 2012, ArcelorMittal and Nunavut Iron Ore have agreed that Nunavut Iron Ore will increase its interest in Baffinland from 30% to 50%. In consideration, Nunavut Iron Ore will increase its share of funding for development for Baffinland’s Mary River Iron Ore Project. ArcelorMittal will retain a 50% interest in the project as well as operator and marketing rights. The arrangements are subject to customary conditions precedent and are expected to be completed early 2013.

Alliance Metal

On May 15, 2012, the Company acquired the remaining 33.98% non-controlling stake in Alliance Metal, a steel processor based in France (Distribution Solutions). The cash consideration paid was 10. The Company recorded a decrease of 17 directly in equity.

PUW

On October 17, 2012, the Company acquired the remaining 39.46% non-controlling stake in Przedsiebiorstwo Uslug Wodociagowych HKW (“PUW”) in Poland (Flat Carbon Europe). The cash consideration paid was 10. The Company recorded a decrease of 1 directly in equity.

Manchester Tubos

On October 31, 2012, the Company acquired the remaining 30% non-controlling stake in Manchester Tubos, a steel processor based in Brazil (Distribution Solutions). The total consideration was 12, of which 7 paid at December 31, 2012. The Company recorded an increase of 19 directly in equity.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Mines Canada

On December 31, 2012, ArcelorMittal signed an agreement pursuant to which its wholly owned subsidiary ArcelorMittal Mines Canada and a consortium led by POSCO and China Steel Corporation (“CSC”) will enter into a joint venture partnership that will own ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium will acquire a 15% interest in the joint venture for total consideration of 1.1 billion in cash, with ArcelorMittal Mines Canada and its affiliates retaining an 85% interest. As part of the transaction, POSCO and CSC will enter into long term iron ore off-take agreements proportionate to their joint venture interests. In addition to POSCO and CSC, the consortium includes certain financial investors. The transaction is subject to various closing conditions, including regulatory clearance by the Taiwanese government, and is expected to close in two installments in the first and second quarters of 2013.

The tables below summarize the acquisition of non-controlling interests:

	2010
	Ostrava	ZKZ	Others	Total
Non-controlling interests	534	120	91	745
Cash paid, net	457	130	10	597
Debt outstanding on acquisition	-	-	58	58
Purchase price, net	457	130	68	655
Adjustment to equity	77	(10)	23	90

	2011
	Baffinland	Ambalaj	Total
Non-controlling interests	35	10	45
Cash paid, net	35	10	45
Debt outstanding on acquisition	4	-	4
Purchase price, net	39	10	49
Adjustment to equity	(4)	-	(4)

	2012
	Alliance Metal	Manchester Tubos	PUW	Total
Non-controlling interests	(7)	31	9	33
Cash paid, net	10	7	10	27
Debt outstanding on acquisition	-	5	-	5
Purchase price, net	10	12	10	32
Adjustment to equity	(17)	19	(1)	1

Other transactions with non-controlling interests

On December 28, 2009, the Company issued through a wholly-owned subsidiary unsecured and unsubordinated 750 bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010, which date was later amended to April 20, 2011, until ten business days before the maturity date. The subsidiary invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Eregli Demir Ve Celik Fab. T.A.S. (“Erdemir”) and Macarthur Coal Limited (“Macarthur”), both of which were publicly listed companies in which such subsidiaries hold a minority stake. In the Company’s consolidated financial statements for the year ended December 31, 2010, the mandatory convertible bonds were recorded as non-controlling interests of 684 and debt of 15. (See note 16).

On April 20, 2011, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2013. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 688 (net of tax and fees) and debt for 60. The difference between the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

carrying amount of the previous instrument and the fair value of the new instrument amounted to 52 and was recognized as financing costs in the consolidated statements of operations.

On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000. The Company determined that this increase led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument with a resulting 15 recognized as financing costs. In the Company’s consolidated statements of financial position as of December 31, 2011 the mandatory convertible bonds are recorded as non-controlling interests of 934 and debt of 66.

As a result of the completion of the sale of the shares in Macarthur on December 21, 2011, the notes issued by a subsidiary of ArcelorMittal and linked to the Macarthur shares were subject to an early redemption for 1,208. Prior to December 31, 2011 the Company committed to Crédit Agricole to replace those notes with new notes issued by a different subsidiary of ArcelorMittal linked to shares of China Oriental Group Company Ltd (“China Oriental”). The proceeds from the redemption of the notes were invested in a term deposit with Crédit Agricole until January 17, 2012. On that date, notes linked to China Oriental were issued by a subsidiary of ArcelorMittal.

On December 18, 2012, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2014. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 949 (net of tax and fees) and debt for 49. The difference between the carrying amount of the previous instrument and the fair value of the new instrument amounted to 65 and was recognized as financing costs in the consolidated statements of operations.

NOTE 5: ASSETS AND LIABILITIES HELD FOR SALE AND FOR DISTRIBUTION

Assets and liabilities held for sale

On July 5, 2010, the Company completed the disposal of the Anzherskaya coal mine in Russia. The total cash consideration received was nil and the purchaser agreed to assume the liabilities of the mine. In connection with the decision to sell and cease all future use of the tangible assets, an impairment loss of 119 was recognized with respect to goodwill in the amount of 16, and property, plant and equipment in the amount of 103 and included as cost of sales in the consolidated statements of operations. Inventories and trade receivables were written down by 3.

 Assets and liabilities held for distribution

Following the approval by ArcelorMittal’s board on December 7, 2010, to spin-off Aperam, the results of the stainless steel operations have been presented as discontinued operations.

The table below provides details of the amounts presented in the consolidated statements of operations with respect to discontinued operations:

	Consolidated statements of operations for the year ended December 31,
	2010	2011	2012
Sales	5,418	471	-
Cost of sales (including depreciation and impairment of 929 and nil for 2010 and 2011, respectively)	5,693	415	-
Gross margin	(275)	56	-
Selling, general and administrative	210	19	-
Operating income (loss)	(485)	37	-
Income from investments in associates and joint ventures	9	-	-
Financing costs - net	137	421	-
Income (loss) before taxes	(339)	458	-
Income tax expense (benefit)	(1)	(3)	-
Net income (loss) (including non-controlling interests)	(338)	461	-

The amounts disclosed above represent the operations of the stainless steel business, excluding the effects of any transactions with continuing operations entities such as interest expense or income, management fees, and sales to continuing operations.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company remeasured certain assets at their fair value less cost to distribute upon initial classification as assets and liabilities held for distribution at December 7, 2010. The fair value of these assets was estimated based on trading multiples of comparable companies. ArcelorMittal compared revenue growth, operating margins and capital expenditures according to the five year business plan defined for the purpose of the spin-off to consensus forecasts of comparable companies. The Company also considered the subsequent initial trading of Aperam and various factors that may influence the trading. As a result of the remeasurement upon initial classification as assets held for distribution, the Company recognized an impairment loss of 750, at December 7, 2010, which was entirely allocated to goodwill. Following the subsequent remeasurement of fair value less cost to distribute at December 31, 2010, the Company recognized an increase in fair value and reduced the impairment loss from 750 to 598, net of tax of nil and nil, respectively. There were no subsequent changes in the fair value less cost to distribute on the spin-off date as of January 25, 2011.

The table below provides details of the amounts presented in the consolidated statements of other comprehensive income with respect to discontinued operations:

	Statements of other comprehensive income for the year ended December 31,
	2010	2011	2012
Net income (loss) (including non-controlling interests)	(338)	461	-
Available-for-sale investments:
Gain (loss) arising during the period	78	(11)	-
Reclassification adjustments for (gain) loss included in the statements of operations	(79)	(28)	-
	(1)	(39)	-
Derivative financial instruments:
Gain (loss) arising during the period	(3)	(1)	-
Reclassification adjustments for (gain) loss included in the statements of operations	2	-	-
	(1)	(1)	-
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(11)	23	-
Reclassification adjustments for (gain) loss included in the statements of operations	-	(391)	-
	(11)	(368)	-
Total Comprehensive income	(351)	53	-

On January 25, 2011, the Extraordinary General Meeting of Shareholders of ArcelorMittal approved the spin-off of Aperam. As a result, all assets and liabilities classified as held for distribution at that date were transferred to Aperam for a total amount of 3,964 recognized as a reduction in shareholders’ equity and determined as follows.

The table below provides details of the assets and liabilities held for distribution after elimination of intra-group balances in the consolidated statements of financial position:

January 25, 2011
ASSETS
Current assets:
Cash and cash equivalents	85
Trade accounts receivable and other	435
Inventories	1,634
Prepaid expenses and other current assets	159
Total current assets	2,313
Non-current assets:
Goodwill and intangible assets	1,379
Property, plant and equipment	3,086
Other investments	162
Deferred tax assets	68
Other assets	78
Total non-current assets	4,773
Total assets	7,086

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	63
Trade accounts payable and other	731
Short-term provisions	41
Accrued expenses and other liabilities	307
Income tax liabilities	19
Total current liabilities	1,161
Non-current liabilities:
Long-term debt, net of current portion	116
Deferred tax liabilities	364
Deferred employee benefits	185
Long-term provisions	127
Other long-term obligations	11
Total non-current liabilities	803
Total liabilities	1,964

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The table below provides details of the decrease in equity resulting from the spin-off of Aperam on January 25, 2011:

Total assets held for distribution	7,086
Total liabilities held for distribution	(1,964)
Assets related to intra-group transactions within ArcelorMittal	76
Liabilities related to intra-group transactions within ArcelorMittal	(1,210)
Fair value of Aperam shares attributed to ArcelorMittal as a result of the treasury shares held by the Company	(24)
Total decrease in equity	3,964

A total amount of 419 previously recognized in other comprehensive income and including the cumulative exchange differences arising on translation of foreign operations for 391 and gains and losses on available-for-sale financial assets for 28 was reclassified to the consolidated statements of operations as a result of the spin-off.

NOTE 6: TRADE ACCOUNTS RECEIVABLE AND OTHER

Trade accounts receivable and allowance for doubtful accounts as of December 31, are as follows:

	2011	2012
Gross amount	6,681	5,287
Allowance for doubtful accounts	(229)	(202)
Total	6,452	5,085

The carrying amount of the trade accounts receivable and other approximates fair value. Before granting credit to any new customer, ArcelorMittal uses an internally developed credit scoring system to assess the potential customer’s credit quality and to define credit limits by customer. For all significant customers the credit terms must be approved by the credit committees of each individual segment. Limits and scoring attributed to customers are reviewed periodically. There are no customers who represent more than 5% of the total balance of trade accounts receivable.

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable by reportable segment at December 31 is as follows:

	2011	2012
Flat Carbon Americas	541	361
Flat Carbon Europe	1,079	1,074
Long Carbon Americas and Europe	2,118	1,720
Distribution Solutions	1,878	1,390
AACIS	526	258
Mining	152	184
Other activities	158	98
Total	6,452	5,085

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Exposure to credit risk by geography

The maximum exposure to credit risk for trade accounts receivable by geographical area at December 31 is as follows:

	2011	2012
Europe	3,727	3,088
North America	844	520
South America	913	811
Africa & Asia	618	567
Middle East	350	99
Total	6,452	5,085

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	2011			2012
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	5,412	(31)	5,381	4,162	(34)	4,124
Overdue 0-30 days	659	(6)	653	651	(6)	645
Overdue 31-60 days	200	(8)	192	110	(2)	108
Overdue 61-90 days	80	(6)	74	57	(3)	54
Overdue 91-180 days	95	(13)	82	83	(7)	76
More than 180 days	235	(165)	70	224	(150)	78
Total	6,681	(229)	6,452	5,287	(202)	5,085

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2009	Additions	Deductions/ Releases	Others	Balance as of December 31, 2010
382	47	(122)	(38)*	269

Balance as of December 31, 2010	Additions	Deductions/ Releases	Others	Balance as of December 31, 2011
269	24	(59)	(5)	229

Balance as of December 31, 2011	Additions	Deductions/ Releases	Others	Balance as of December 31, 2012
229	64	(71)	(20)	202

* Includes (15) related to transfer fo doubtful accounts to assets held for sale and distribution

The Company has established a number of programs for sales of trade accounts receivable without recourse to various financial institutions referred to as True Sale of Receivables (“TSR”). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2010, 2011 and 2012 was 29.5 billion, 35.3 billion and 33.9 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012 were 110, 152 and 182, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 7: INVENTORIES

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,542 and 1,427 as of December 31, 2011 and 2012, respectively, are comprised of the following:

	December 31,
	2011	2012
Finished products	7,343	6,345
Production in process	4,520	4,096
Raw materials	7,930	6,668
Manufacturing supplies, spare parts and other	1,876	1,894
Total	21,669	19,003

The amount of inventory pledged as collateral was 11 and 11 as of December 31, 2011 and 2012, respectively.

The movement in the allowance for obsolescence is as follows:

Balance as of December 31, 2009	Additions	Deductions/ Releases	Others*	Balance as of December 31, 2010
1,527	1,092	(1,100)	(224)	1,295

Balance as of December 31, 2010	Additions	Deductions/ Releases	Others**	Balance as of December 31, 2011
1,295	1,400	(1,093)	(60)	1,542

Balance as of December 31, 2011	Additions	Deductions/ Releases	Others	Balance as of December 31, 2012
1,542	1,225	(1,352)	12	1,427

*         Includes (141) related to the transfer of allowance for obsolescence to assets held for sale and distribution

**      Includes (2) related to the transfer of allowance for obsolescence to assets held for sale and distribution

The amount of write-down of inventories to net realizable value recognized as an expense was 1,092, 1,400 and 1,225 in 2010, 2011 and 2012, respectively, and was reduced by 1,100, 1,093 and 1,352 in 2010, 2011 and 2012, respectively, due to normal inventory consumption.

NOTE 8: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of advance payments to public authorities (including value-added tax (“VAT”)), income tax receivable, revaluation of derivative financial instruments, prepaid expenses and other receivables and other, which is made up of advances to employees, accrued interest, dividends receivable and other miscellaneous receivables.

	December 31,
	2011	2012
VAT receivables	1,709	1,409
Income tax receivable	435	384
Revaluation of derivative financial instruments	242	286
Prepaid expenses and other receivables	716	582
Other	464	493
Total	3,566	3,154

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 9: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

	Goodwill on acquisitions	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2010	13,318	939	1,623	1,075	16,955
Acquisitions	79	51	-	105	235
Disposals	-	(10)	(1)	(158)	(169)
Foreign exchange differences	(198)	(48)	7	(9)	(248)
Transfers and other movements	(16)	156	(14)	(28)	98
At December 31, 2011	13,183	1,088	1,615	985	16,871
Acquisitions	-	49	-	23	72
Disposals	-	(13)	(2)	-	(15)
Foreign exchange differences	77	12	53	9	151
Divestments (note 3)	(97)	(18)	(12)	-	(127)
Transfers and other movements	49	28	22	-	99
At December 31, 2012	13,212	1,146	1,676	1,017	17,051

Accumulated amortization and impairment losses
At December 31, 2010	729	368	619	866	2,582
Disposals	-	(5)	(1)	-	(6)
Amortization charge	-	76	219	15	310
Foreign exchange differences	(1)	(29)	2	(16)	(44)
Transfers and other movements	(16)	44	1	(53)	(24)
At December 31, 2011	712	454	840	812	2,818
Disposals	-	(12)	(2)	-	(14)
Amortization charge	-	75	193	1	269
Impairment and reduction of goodwill	4,308	-	-	-	4,308
Foreign exchange differences	27	9	43	9	88
Divestments (note 3)	-	(9)	-	-	(9)
Transfers and other movements	1	(18)	21	6	10
At December 31, 2012	5,048	499	1,095	828	7,470

Carrying amount
At December 31, 2011	12,471	634	775	173	14,053
At December 31, 2012	8,164	647	581	189	9,581

Goodwill acquired in business combinations and acquisitions of non-controlling interests are as follows for each of the Company’s operating segments:

	Net value December 31, 2010	Reclassification to Mining[1]	Net value January 1, 2011	Foreign exchange differences and other movements	Acquisitions	Net value December 31, 2011
Flat Carbon Europe	3,022	(69)	2,953	(100)	23	2,876
Flat Carbon Americas	4,079	(755)	3,324	8	-	3,332
Long Carbon Europe	1,188	-	1,188	(35)	-	1,153
Long Carbon Americas	1,757	(33)	1,724	(38)	-	1,686
Tubular Products	79	-	79	-	-	79
AACIS	1,499	(14)	1,485	4	18	1,507
Distribution Solutions	965	-	965	(29)	-	936
Mining	-	871	871	(7)	38	902
TOTAL	12,589	-	12,589	(197)	79	12,471

	Net value December 31, 2011	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	Net value December 31, 2012
Flat Carbon Europe	2,876	(2,493)	26	-	409
Flat Carbon Americas	3,332	-	1	-	3,333
Long Carbon Europe	1,153	(1,010)	11	-	154
Long Carbon Americas	1,686	-	(16)	-	1,670
Tubular Products	79	-	-	-	79
AACIS	1,507	-	(12)	(42)	1,453
Distribution Solutions	936	(805)	5	(55)	81
Mining	902		83	-	985
TOTAL	12,471	(4,308)	98	(97)	8,164

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1          On January 1, 2011, goodwill was reallocated among the groups of cash-generating units based on the relative fair values of the assets as a result of mining operations being presented as a separate operating and reportable segment.

Goodwill is tested at the group of cash-generating units (“GCGU”) level for impairment annually, as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. In all cases, the GCGU is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. The recoverable amounts of the GCGUs are determined based on their value in use. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period.

The value in use of each GCGU was determined by estimating cash flows for a period of five years for steel operations and over the life of the mines for mining operations. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. Cash flow forecasts are derived from the most recent financial plans approved by management.  Beyond the specifically forecasted period of five years, the Company extrapolates cash flows for the remaining years based on an estimated constant growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each GCGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

	Flat Carbon Europe	Flat Carbon Americas	Long Carbon Europe	Long Carbon Americas	Tubular Products	AACIS	Mining	Distribution Solutions
GCGU weighted average pre-tax discount rate used in 2011 (in %)	10.4	10.0	10.3	10.6	12.8	11.4	19.2	11.1
GCGU weighted average pre-tax discount rate used in 2012 (in %)	9.9	10.1	10.2	11.3	12.7	11.3	16.3	10.5

When estimating average selling price, the Company used a range of assumptions between $666 per tonne and $878 per tonne which in average slightly decrease over the next four years depending on the markets in which each GCGU is operating.

The total value in use calculated for all GCGUs decreased by 20% in 2012 as compared to 2011. This decrease affected particularly the European operations (Flat Carbon Europe, Long Carbon Europe and Distribution Solutions) primarily as a result of a downward revision of future cash flows in the context of a weaker macro economic and market environment in Europe and expectations that it will persist over the near and medium term.

The results of the Company’s goodwill impairment test as of October 31, 2012 for each GCGU resulted in an impairment of goodwill amounting to 4,308 with respect to European businesses and including 2,493, 1,010 and 805 for the Flat Carbon Europe, Long Carbon Europe and Distribution Solutions operating segments, respectively. In validating the value in use determined for the cash generating units, key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate) were sensitized to test the resilience of value in use in 2012. Management believes that reasonably possible changes in key assumptions would cause an additional impairment loss to be recognized in respect of Flat Carbon Europe, Long Carbon Europe and Distribution Solutions.

Flat Carbon Europe covers a wide flat carbon steel product portfolio including hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. It is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon Europe is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate stable sales volumes in 2013 compared to 2012 (26.0 million

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

tonnes for the year ended December 31, 2012) with steady improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (33.5 million tonnes for the year ended December 31, 2008). Average selling prices are expected to decrease slightly while the margins are expected to recover partially over the period due to an expected downward trend regarding raw material prices and expected improvements in production costs associated with variable and fixed cost reduction plans identified by management and optimized operational footprint through announced closures and maximization of steel production. Discount rates are kept stable over the period.

Long Carbon Europe covers a wide range of long carbon steel products including billets, blooms, bars, special quality bars, wire rods, wire products, structural sections, rails and sheet piles. It has operations all over Europe from Spain to Romania and also in North Africa. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Long Carbon Europe is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the costs of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2013 compared to 2012 (11.7 millions tonnes for the year ended December 31, 2012) with continuous improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (15.0 million tonnes for the year ended December 31, 2008). Average selling prices are expected to decrease slightly while margins are expected to recover over the period due to an expected downward trend of raw material prices and the expected improvements in production costs associated with variable and fixed costs reduction plans identified by management and optimized operational footprint through announced closures and maximization of steel production. Discount rates are kept stable over the period.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added customized steel solutions through further steel processing to meet specific customer requirements. Management believes that sales volumes, gross margins and discount rates are the key assumptions most sensitive to change. Distribution Solutions is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. Furthermore, gross margins may be temporarily impacted by the fluctuation and volatility between selling prices and the cost of inventories. Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2014 from the sales volumes achieved in 2012 (17.7 million tonnes for the year ended December 31, 2012) with steady improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (19.1 million tonnes for the year ended December 31, 2008). Gross margins are expected to remain stable during the period. Discount rates are kept stable over the period.

During 2010, in connection with its agreement to sell the Anzherskaya mine, the Company allocated a portion of goodwill to the mine and then performed an impairment test which resulted in an impairment of goodwill of 16.

At December 31, 2011 and 2012, the Company had 14,053 and 9,581 of intangible assets, of which 12,471 and 8,164 represented goodwill, respectively. Other intangible assets were comprised primarily of exploration for and evaluation of mineral resources amounting to 107 and 156 as of December 31, 2011 and 2012, respectively. Cash outflows from investing activities related to exploration and evaluation of mineral resources were nil, 13 and 19 for the year ended December 31, 2010, 2011 and 2012, respectively.

The Company recognized a gain on sale of CO2 emission rights amounting to 93 and 220 during the year ended December 31, 2011 and 2012, respectively.

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 322, 306 and 285 in the years ended December 31, 2010, 2011, and 2012, respectively.

NOTE 10: BIOLOGICAL ASSETS

The Company’s biological assets comprise growing forests (i.e. eucalyptus trees) located in the Brazilian states of Minas Gerais, Espirito Santo and Bahia, which supply charcoal to be utilized as fuel and a source of carbon in the direct reduction process of pig iron production in some of the Company’s blast furnaces in Brazil. Charcoal is, in such instances, a substitute for coke.

On December 31, 2012, the Company presented its biological assets on a separate line on the statement of financial position. The change in the presentation was done in accordance with IAS 41 – “Agriculture”, and the December 31, 2011, comparative amounts have been presented in accordance with IAS 1 – “Presentation of financial Statements”.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The reconciliation of changes in the carrying value of biological assets between the beginning and end of the year is as follows:

	Year ended December 31
	2011	2012
At the beginning of the year	209	193
Additions	10	8
Disposals/Write-off	(13)	(2)
Harvests	(6)	(10)
Change in fair value	17	-
Effects of foreign currency translation	(24)	(15)
At the end of the year	193	174

In determining the fair value of biological assets, a discounted cash flow model was used, with a harvest cycle of six to seven years.

The actual planted area was 63,427 hectares (“ha”) and 65,892 ha at the end of 2011 and 2012 respectively and none of the Company’s biological assets are pledged as of December 31, 2012.

The projected cash flows are consistent with area’s growing cycle. The volume of eucalyptus production to be harvested was estimated considering the average productivity in cubic meters of wood per hectare from each plantation at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth, which at the end of 2011 and 2012 was equivalent to 27.07 m3/ha and 27.46m3/ha, respectively.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing trees by region. The average estimated cost considers expenses for felling, chemical control of growing, pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimation based on average rates of return for those assets.

The valuation model considers the net cash flows after income tax and the discount rate used also considers the tax benefits.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 11: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and Improvements **	Machinery and equipment	Construction in progress	Mining Assets	Total
Cost
At December 31, 2010	15,888	56,901	3,824	3,091	79,704
Transfer of biological assets (note 10)	(300)	-	-	-	(300)
December 31, 2010 (adjusted)	15,588	56,901	3,824	3,091	79,404
Additions	71	976	3,895	157	5,099
Acquisition through business combination	69	214	20	447	750
Foreign exchange differences	(644)	(2,626)	(190)	(60)	(3,520)
Disposals	(109)	(765)	(14)	(73)	(961)
Other movements *	55	2,134	(2,449)	617	357
At December 31, 2011 (adjusted)	15,030	56,834	5,086	4,179	81,129
Additions	92	541	3,644	112	4,389
Foreign exchange differences	346	861	22	(11)	1,218
Disposals	(91)	(853)	(12)	(7)	(963)
Divestments (note 3)	(93)	(102)	(3)	-	(198)
Other movements *	256	3,136	(3,160)	161	393
At December 31, 2012	15,540	60,417	5,577	4,434	85,968

Accumulated depreciation and impairment
At December 31, 2010	3,575	20,597	120	933	25,225
Transfer of biological assets (note 10)	(91)	-	-	-	(91)
December 31, 2010 (adjusted)	3,484	20,597	120	933	25,134
Depreciation charge for the year	539	3,678	-	176	4,393
Impairment	59	230	41	1	331
Disposals	(72)	(704)	(8)	(73)	(857)
Foreign exchange differences	(318)	(1,688)	(8)	(9)	(2,023)
Other movements *	(17)	36	(17)	(40)	(38)
At December 31, 2011 (adjusted)	3,675	22,149	128	988	26,940
Depreciation charge for the year	475	3,771	-	184	4,430
Impairment	144	555	28	-	727
Disposals	(44)	(770)	(7)	(7)	(828)
Foreign exchange differences	174	617	3	8	802
Divestments (note 3)	(27)	(65)	-	-	(92)
Other movements *	(20)	198	(4)	-	174
At December 31, 2012	4,377	26,455	148	1,173	32,153

Carrying amount
At December 31, 2011	11,355	34,685	4,958	3,191	54,189
At December 31, 2012	11,163	33,962	5,429	3,261	53,815

___________________________

*Other movements predominantly represent transfers from construction in progress to other categories.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

**At December 31, 2012, the Company presented its biological assets on a separate line in the statements of financial position (see note 10). 193 and 174 have been reclassified from property, plant and equipment at December 31, 2011 and 2012, respectively.

Impairment of property, plant and equipment in 2010

The impairment loss recognized in 2010 of 481 was recorded as an expense as part of cost of sales in the consolidated statements of operations. A decision was made to cease all future use of various idle assets resulting in a total impairment of 93 mainly related to certain tools linked to a pickling line and a discontinued project at ArcelorMittal Belgium S.A. (35) and certain tools linked to a galvanizing line at ArcelorMittal Poland (21). ArcelorMittal Belgium S.A. and ArcelorMittal Poland are part of Flat Carbon Europe. An amount of 103 was recognized in connection with the disposal of the Anzherskaya coal mine in Russia, which was part of the AACIS reportable segment. The remaining impairment of 285 consisted primarily of the following:

Cash-Generating Unit	Operating Segment	Impairment Recorded	2009 Pre-Tax Discount Rate	2010 Pre-Tax Discount Rate	Carrying Value as of December 31, 2012
Ugolnaya Kompaniya “Severniy Kuzbass”	Mining	166	16.8%	13.7%	183
ArcelorMittal Construction	Distribution Solutions	70	14.3%	12.2%	246
Wire Solutions	Distribution Solutions	43	13.9%	11.9%	270

Impairment of property, plant and equipment in 2011

In connection with management’s annual test for impairment of goodwill as of November 30, 2011, property, plant and equipment was also tested for impairment at that date. As of December 31, 2011, management concluded that the carrying amount of property, plant and equipment did not exceed the value in use and therefore, no impairment loss was recognized on that basis.

The impairment loss recognized in 2011 of 331 relates to the management decision to cease all future use of various idle assets. This impairment loss included an amount of 151 with respect to the extended idling of the ArcelorMittal Madrid electric arc furnace. Also, an impairment loss of 85 was recorded in connection with the closure of the primary facilities at the Liège site of ArcelorMittal Belgium. ArcelorMittal Belgium and ArcelorMittal Madrid are part of Flat Carbon Europe and Long Carbon Americas and Europe, respectively. The carrying amount of temporarily idle property, plant and equipment, at December 31, 2011 was 809 (including 369 at Flat Carbon Europe, 291 at Flat Carbon Americas and 149 at Long Carbon Americas and Europe).

Impairment of property, plant and equipment in 2012

In 2012, the Company recognized an impairment charge of property, plant and equipment amounting to 727. This charge included 505 related to management’s intention to cease all future use of various idle assets mainly in the framework of asset optimization, primarily in ArcelorMittal Atlantique et Lorraine, ArcelorMittal Belgium and ArcelorMittal Rodange & Schifflange. An amount of 130 was recorded with respect to the long term idling of the liquid phase of the Florange site of ArcelorMittal Atlantique et Lorraine in France. An impairment charge of 296 was recorded in connection with the Company’s intention to close the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium. Both ArcelorMittal Atlantique et Lorraine and ArcelorMittal Belgium are part of Flat Carbon Europe. An impairment charge of 61 was recorded in connection with the extended idling of the electric arc furnace and continuous caster at the Schifflange site of ArcelorMittal Rodange and Schifflange in Luxembourg. ArcelorMittal Rodange and Schifflange is part of Long Carbon Americas and Europe.

In connection with management’s annual test for impairment of goodwill as of October 31, 2012, property, plant and equipment was also tested for impairment at that date. Management concluded that the value in use of certain of the Company’s property, plant and equipment in the Long Carbon Europe operating segment (included in the Long Carbon Americas and Europe reportable segment) was lower than its carrying amount primarily due to weak market conditions in Spain and operational issues in North Africa. Accordingly, an impairment loss of 222 was recognized. It consisted of the following:

Cash-Generating Unit	Operating Segment	Impairment Recorded	2011 Pre-Tax Discount Rate	2012 Pre-Tax Discount Rate	Carrying Value as of December 31, 2012
South	Long Carbon Europe	124	10.8%	10.9%	894
North Africa	Long Carbon Europe	98	14.8%	10.6%	464

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The carrying amount of temporarily idle property, plant and equipment at December 31, 2012 was 1,216 (including 896 at Flat Carbon Americas and 320 at Flat Carbon Europe). The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 135 at December 31, 2012.

The carrying amount of capitalized leases was 795 and 892 as of December 31, 2011 and 2012, respectively. The 892 includes 812 related to plant, machinery and equipment, 47 to land and 33 to buildings.

The total future minimum lease payments related to financial leases are as follows:

2013	116
2014 – 2017	247
2018 and beyond	360
Total	723

The present value of the future minimum lease payments was 630 and 552 for the year ended December 31, 2011 and 2012, respectively. The 2012 calculation is based on an average discounting rate of 10.4% considering maturities from 1 to 16 years including the renewal option when intended to be exercised.

The Company has pledged 170 and 179 of property, plant and equipment, inventories and other security interests and collaterals as of December 31, 2011 and 2012, respectively, to secure banking facilities granted to the Company.

NOTE 12: INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

Subsidiaries

The table below provides a list of the Company’s main subsidiaries at December 31, 2012. Unless otherwise stated, the subsidiaries as listed below have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

Name of Subsidiary	Abbreviation	Country	% of Ownership
Flat Carbon Americas
ArcelorMittal Dofasco Inc.	ArcelorMittal Dofasco	Canada	100.00%
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico	100.00%
ArcelorMittal USA LLC	ArcelorMittal USA	USA	100.00%
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil	100.00%

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique et Lorraine	France	100.00%
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium	100.00%
ArcelorMittal España S.A.	ArcelorMittal España	Spain	99.85%
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg	100.00%
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania	99.70%
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland	100.00%
Industeel Belgium S.A.	Industeel Belgium	Belgium	100.00%
Industeel France S.A.	Industeel France	France	100.00%
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany	100.00%
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany	100.00%
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France	100.00%

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina	100.00%
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg	100.00%
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil	100.00%
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany	100.00%
ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico	100.00%
ArcelorMittal Montreal Inc.	ArcelorMittal Montreal	Canada	100.00%
ArcelorMittal Gipuzkoa S.L.	ArcelorMittal Gipuzkoa	Spain	100.00%
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic	100.00%
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago	100.00%
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco	32.43%	1
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany	100.00%
ArcelorMittal Warszawa S.p.z.o.o.	ArcelorMittal Warszawa	Poland	100.00%

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa	52.02%
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan	100.00%
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine	95.13%

Mining
ArcelorMittal Mines Canada Inc.	ArcelorMittal Mines Canada	Canada	100.00%
ArcelorMittal Liberia Ltd	ArcelorMittal Liberia	Liberia	70.00%
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan	100.00%
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine	95.13%

Distribution Solutions
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg	100.00%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

Non-wholly owned subsidiaries that have material non-controlling interests

The tables below provides a list of the main subsidiaries which include non-controlling interests at December 31, 2012 and for the year ended December 31, 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Name of Subsidiary		Country of incorporation and operation	% of non-controlling interests	% of non-controlling voting rights	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2012	Non-controlling interests at December 31, 2012

ArcelorMittal South Africa Ltd.("AMSA")		South Africa	47.98%	47.98%	(27)	1,260
Société Nationale de Sidérurgie S.A.("Sonasid")	1	Morocco	67.57%	67.57%	(37)	138
OJSC ArcelorMittal Kryviy Rih ("AM Kryviy Rih")		Ukraine	4.87%	4.87%	(17)	270
Belgo Bekaert Arames Ltda ("BBA")		Brazil	45.00%	45.00%	25	204
Baffinland	2	Canada	30.00%	30.00%	(2)	209
Hera Ermac S.A.	3	Luxembourg	-	-	-	947
Other					(59)	422
Total					(117)	3,450

1 Sonasid

ArcelorMittal holds a controlling stake of 50% in Nouvelles Sidérurgies Industrielles. ArcelorMittal controls Nouvelles Siderurgies Industrielles on the basis of a shareholders’ agreement which includes deadlock arrangements in favor of the Company. Nouvelles Sidérurgies Industrielles holds a 64.86% stake in Sonasid. The total non-controlling interests in Sonasid of 67.57% are the result of ArcelorMittal’s indirect ownership percentage in Sonasid of 32.43% through its controlling stake in Nouvelles Sidérurgies Industrielles.

2 Baffinland

The non-controlling interests are held in 1843208 Ontario Inc., an entity in which ArcelorMittal holds a controlling stake of 70%.

3 Hera Ermac

The non-controlling interests correspond to the equity component of the mandatory convertible bonds maturing on January 31, 2014 (see note 4).

The table below provides summarized financial information for the main subsidiaries subject to non-controlling interests at December 31, 2012 and for the year ended December 31, 2012.

Summarized statements of financial position
	December 31, 2012
	AMSA	Sonasid	AM Kryviy Rih	BBA	Baffinland	Hera Ermac S.A.

Current assets	1,342	196	1,103	270	17	188
Non-current assets	2,292	195	5,462	377	738	1,493
Total assets	3,634	391	6,565	647	755	1,681
Current liabilities	523	117	509	147	11	82
Non-current liabilities	487	71	609	55	110	62
Net assets	2,624	203	5,447	445	634	1,537

Summarized statements of operations
	December 31, 2012
	AMSA	Sonasid	AM Kryviy Rih	BBA	Baffinland	Hera Ermac S.A.

Revenue	3,958	552	3,614	1,033	-	-
Net income	(57)	(55)	(361)	56	(41)	(25)
Total comprehensive income	(55)	(55)	(361)	64	(41)	(25)

Summarized statements of cash flows
	December 31, 2012
	AMSA	Sonasid	AM Kryviy Rih	BBA	Baffinland	Hera Ermac S.A.

Net cash provided by operating activities	235	43	231	40	(2)	18
Net cash used in investing activities	(157)	(14)	(247)	(20)	(71)	(973)
Net cash used in financing activities	(32)	(6)	-	(19)	47	(181)
Impact of currency movements on cash	4	-	-	-	-	-
Cash and cash equivalents:
At the beginning of the year	54	4	33	2	36	1,136
At the end of the year	104	27	17	3	10	-

Dividend paid to non-controlling interests	-	-	-	(2)	-	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Investments accounted for under the equity method

The Company had the following investments accounted for under the equity method, at December 31, 2012:

Carrying value
Category	December 31, 2012
Joint Ventures	768
Associates	4,937
Individually immaterial joint ventures and associates	1,476
Total	7,181

Joint ventures

The following table summarizes the financial information and  reconciles it to the carrying amount of each of the Company’s material joint ventures at December 31, 2012:

	December 31, 2012
Joint Ventures	ArcelorMittal Gonvarri Brasil Produtos Siderurgicos	Gallatin Steel Company	Kiswire ArcelorMittal Ltd	Macsteel International Holdings B.V.	Total
Place of incorporation and operation *	Brazil	United States	Korea	Netherlands
Principal Activity	Production and distribution of metal products	Steel manufacturing	Steelcord production	Steel trading and distribution
Ownership and voting rights % at December 31, 2012 **	50.00%	50.00%	50.00%	50.00%
Current assets	138	199	129	712	1,178
of which Cash and cash equivalents	51	36	11	203	301
Non-current assets	61	256	236	227	780
Current liabilities	34	100	26	365	525
of which trade and other payables and provisions	19	99	26	203	347
Non-current liabilities	6	2	7	16	31
Net assets	159	353	332	558	1,402
Company's share of net assets	80	177	166	279	702
Goodwill	66	-	-	-	66
Carrying amount in the statements of financial position	146	177	166	279	768
Revenue	409	1,007	241	3	1,660
Depreciation and amortization	7	25	13	2	47
Interest income	6	1	3	11	21
Interest expense	(1)	-	-	(7)	(8)
Income tax expense	(5)	-	1	(4)	(8)
Net income	19	17	3	57	96
Other comprehensive income	-	-	(6)	10	4
Total comprehensive income	19	17	(3)	67	100
Cash dividends received by the Company	16	-	1	10	27

* The country of incorporation corresponds to the country of operation except for Macsteel International Holdings B.V., whose country of operation is South Africa
** The ownership stake is equal to the voting rights percentage

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos

ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos S.A. is engaged in the manufacture, including auto parts, and sale of flat rolled steel, to serve, among others, the automotive and metal and mechanics industries in general. The entity  processes and distributes steel primarily in Brazil, and is the result of the acquisition in 2008 of  Gonvarri Brasil Produtos Siderúrgicos S.A by AM Spain Holding and Gonvarri Steel Industries.

Gallatin Steel Company

Gallatin Steel is a joint venture between ArcelorMittal and Gerdau Ameristeel. Their manufacturing facility, located in Kentucky, USA, produces hot band coils.

 Kiswire ArcelorMittal Ltd

Kiswire ArcelorMittal Ltd. was incorporated on March 4, 1978 with a joint venture agreement between Trefil ARBED Participations S.A. and Kiswire Ltd. to engage in manufacturing and selling steel cord and hose reinforcing wire. The entity owns manufacturing facilities in Yangsan and Changwon, Korea.

 Macsteel International Holdings B.V.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Macsteel International Holdings B.V. is  a joint venture between Macsteel Holdings (Pty) Limited and ArcelorMittal South Africa which provides the Company with an international network of traders and trading channels including the shipping and distribution of steel.

Associates

The following table summarizes the financial information and  reconciles it to the carrying amount of each of the Company’s material associates at December 31, 2012:

	December 31, 2012
Associates	China Oriental	DHS GROUP		Hunan Valin Steel Tube and Wire Co., Ltd.	Gestamp	Gonvarri Steel Industries		Kalagadi Manganese (Propriety) Ltd	Stalprodukt SA	Total
Place of incorporation and operation *	Bermuda	Germany		China	Spain	Spain		South Africa	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing		Steel manufacturing	Manufacturing of metal components	Steel manufacturing		Mining	Production and distribution of steel products
Ownership and voting rights % at December 31, 2012 **	47.01%	33.43%		29.97%	35.00%	35.00%		50.00%	33.77%
Current assets	2,225	2,848		2,911	2,387	1,806		31	229	12,437
Non-current assets	1,748	3,432		7,624	3,802	1,092		432	444	18,574
Current liabilities	1,691	395		7,504	2,174	789		186	115	12,854
Non-current liabilities	749	1,396		1,155	1,970	577		91	46	5,984
Non controlling interests	82	-		272	395	27		-	-	776
Net assets attributable to equity holders of the parent	1,451	4,489		1,604	1,650	1,505		186	512	11,397
Company's share of net assets	682	1,501		481	578	527		93	173	4,035
Goodwill	811	-		76	-	-		286	-	1,173
Adjustments for differences in accounting policies and other	10	(226)	a	4	24	(91)	b	-	8	(271)
Carrying amount in the statements of financial position	1,503	1,275		561	602	436		379	181	4,937
Revenue	5,725	3,209		9,392	7,397	3,302		-	555	29,580
Profit or loss from continuing operations	52	176		(532)	337	100		(2)	24	155
Net income	23	146		(549)	239	87		(2)	18	(38)
Other comprehensive income	(2)	75		(3)	(44)	(34)		-	-	(8)
Total comprehensive income	21	221		(552)	195	53		(2)	18	(46)
Cash dividends received by the Company	-	23		-	22	14		-	-	59

____________

* The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China

** The ownership stake is equal to the voting rights percentage a The amount for DHS GROUP corresponds to an adjustment for interests held by the Company in subsidiaries of DHS GROUP at  rates which are lower than the 33.43% interest held in the parent company

b  Adjustments in Gonvarri Steel Industries relates primarily to differences in accounting policies regarding revaluation of fixed assets

China Oriental

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

China Oriental is a Chinese integrated iron and steel conglomerate listed on the Hong Kong stock exchange with revenue of CNY 38.6 billion (6.1 billion) and workforce of approximately 13,000 in 2011. On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to finally raise its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding held by the founding shareholders, this left a free float of 7.6% against a minimum Hong Kong Stock Exchange (“HKSE”) listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. On March 25, 2011, these agreements have been extended for additional 36 months. The Company has not derecognized the 17.4% stake as it retained the significant risk and rewards of the investment.

As of December 31, 2012, the investment had a value of 311 (399 in 2011) based on the quoted stock price of China Oriental at the Hong Stock Exchange. The public float being limited to 7%, the Company could not conclude that the security is dealt with on an active market where transactions take place with sufficient frequency and volume to  provide pricing information on an ongoing basis. The Company has tested the investment for impairment and determined that the value in use was greater than the carrying amount. The value in use is based on cash flows for a period of five years, which are extrapolated for the remaining years based on an estimated constant growth rate not exceeding the average long-term growth rate for the relevant markets.

DHS GROUP

DHS GROUP, incorporated and located  in Germany, is a leading heavy plate producer in Europe. Dillinger Hütte produces heavy steel plate, cast slag pots and semi-finished products, such as pressings, and  pressure vessel heads and shell sections. The Dillinger Hütte group also includes a further rolling mill operated by GTS Industries in Dunkirk (France). The group’s parent company is DHS Holding, which owns 95.28% of the shares in the operating company, AG der Dillinger Hütte. Another 4.72% are held in free float.

Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”)

Hunan Valin is a leading steel producer in China engaged in the production and sale of billet, seamless tube, wire rod, reinforced bar, hot rolled coil, cold rolled coil, galvanized coil, sections and HR plates. The products sold to domestic and overseas markets cover a wide range of market segments.

As of December 31, 2011 and 2012, the investment had a market value of 396 and 332, respectively. In August 2011, Hunan Valin completed the last stage of the private placement to issue 278 million new shares to Hunan Valin Iron & Steel Group Co, Ltd. (“Valin Group”) at CNY 5.57 per share. Accordingly, ArcelorMittal’s shareholding decreased from 33.02% to 29.97%. On June 6, 2012, ArcelorMittal and Valin Group finalized a share swap arrangement based upon a Put Option mechanism, which enables ArcelorMittal to exercise, over the next two years, Put Options granted by the Valin Group with respect to Hunan Valin shares. Under this arrangement, ArcelorMittal could sell up to 19.9% of the total equity (600 million shares) in Hunan Valin to the Valin Group. The exercise period of the Put Options is equally spaced with a gap of six months and linked to the key development milestones of Valin ArcelorMittal Automotive Steel (“VAMA”)1. Following the exercise of the Put Options, ArcelorMittal would retain a 10.07% shareholding in Hunan Valin as part of a long-term strategic cooperation agreement. ArcelorMittal's acquisition of the additional 16% shareholding in VAMA, which would be financed by the sale of shares in Hunan Valin using the Put Options, was approved by the Chinese authorities in December 2012. The put option exercise dates are February 6, 2013, August 6, 2013, February 6, 2014 and August 6, 2014. The exercise price per share is CNY 4 for the first two dates and CNY 4.4 for the last two dates. On  February 6, 2013, the Company exercised the first put option on Hunan Valin. Its interest in the associate decreased accordingly from 30% to 25%.

1 Vama is a joint venture between ArcelorMittal and Hunan Valin which will produce steel for high-end applications in the automobile industry and  will supply international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks.

Gestamp

Gestamp is a Spanish multi-national engineering company, which is a main leader in the European automotive industry. The activities of Gestamp and its subsidiaries are focused on the design, development, and manufacturing of metal components for the automotive industry via stamping, tooling, assembly, welding, tailor welded blanks, and die cutting. The entity also includes other companies dedicated to services such as research and development of new technologies.

Gonvarri Steel Industries

Gonvarri Steel Industries is a division of Corporación Gestamp dedicated to the processing of steel. The entity is a European leader in steel service centers and renewable energy components , with strong presence in Europe and Latin America.

Kalagadi Manganese

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Kalagadi Manganese is a mining company that engages in exploring, mining, ore processing, and smelting manganese in Kalahari Basin.

 In addition to the carrying amount of the investment of 379 at December 31, 2012, the Company has receivables of 39 related to project funding and payments following court decision. On November 14, 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing for acquisition by her or her nominee of  ArcelorMittal’s 50% interest in Kalagadi Manganese. Under the agreement, ArcelorMittal will receive cash consideration of not less than ZAR 3.9 billion (approximately 460 million), on closing, which is subject to the arrangement of financing by the buyer. ArcelorMittal has not been notified of the satisfaction of this condition and therefore the investment was not classified as held for sale. Closing is also subject to the waiver of preemptive rights of the other shareholders, customary corporate approvals and various regulatory approvals.

Stalprodukt SA

Stalprodukt SA is a leading manufacturer and exporter of highly processed steel products based in Poland. As of December 31, 2011 and 2012, the investment had a market value of 152 and 135, respectively.

Other associates and joint ventures that are not individually material

The Group has interests in a number of other joint ventures and associates, none of which is regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2012
	Associates	Joint Ventures
Carrying amount of interests in associates and joint ventures	828	648
Share of:
Profit or loss from continuing operations	2	49
Other comprehensive income	1	1
Total comprehensive income	3	50

The Company assessed the recoverability of its investments accounted for using the equity method. In determining the value in use of its investments, the Company estimated its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures. Based on this analysis, the Company concluded that, except for Enovos as explained in Note 3, no impairment was required.

There are no contingent liabilities related to associates and joint ventures for which the Company is severally liable for all or part of the liabilities of the associates nor are there any contingent liabilities incurred jointly with other investors. See note 23 for disclosure of commitments related to associates and joint ventures.

Investments in joint operations

In addition to subsidiaries, joint ventures and associates as described above, the Company also had investments in the following joint operations as of December 31, 2012:

Peña Colorada

Peña Colorada is an iron ore mine located in Mexico in which ArcelorMittal holds a 50% interest. Peña Colorada operates an open pit mine as well as concentrating facility and two-line pelletizing facility.

Hibbing Taconite Mines

          The Hibbing Taconite Mines in which the Company holds a 62.3% interest are iron ore mines located in the USA and  operations consist of open pit mining, crushing, concentrating and pelletizing.

I/N Tek

           I/N Tek in which the Company holds a 50% interest operates a cold-rolling mill in the USA.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Double G Coatings

           ArcelorMittal holds a 50% interest in Double G Coating, a hot dip galvanizing and Galvalume facility in the USA.

DJ Galvanizing

           DJ Galvanizing is a hot dip galvanizing line located in Canada in which the Company owns a 50% interest.

                Hibbing Taconite Mines and Peña Colorada are part of  the Mining segment; other joint operations are part of Flat Carbon Americas.

NOTE 13: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2011	2012
Available-for-sale securities (at fair value)	16	806
Investments accounted for at cost	210	214
Total	226	1,020

The change in fair value of available-for-sale securities for the period was recorded directly in equity as an unrealized gain or loss, net of income tax and non-controlling interests, of 1, (14) and (95) for the years ended December 31, 2010, 2011, and 2012, respectively.

On March 28, 2012 ArcelorMittal decreased its stake from 25.78% to 18.7% in the associate Erdemir (see note 3). As a result of the partial disposal, the Company discontinued the accounting for the investment in Erdemir under the equity method and classified the remaining shares as available-for-sale. As of December 31, 2012, the fair value of ArcelorMittal’s remaining stake in Erdemir amounted to 795.

Dividend income from other investments amounted to 23 and 40 for the year ended December 31, 2011 and 2012, respectively.

NOTE 14: OTHER ASSETS

Other assets consisted of the following:

		December 31,
		2011	2012
	Long-term VAT receivables	497	475
	Collateral related to the put agreement on China Oriental [1]	380	381
	Cash guarantees and deposits	254	244
	Assets in pension funds	15	14
	Call options on ArcelorMittal shares and mandatory convertible bonds [2]	291	37
	Revaluation of derivative financial instruments	79	17
	Income tax receivable	224	109
	Financial amounts receivable	194	136
	Receivable from divestments[3]	-	218
	Other	379	593
	Total	2,313	2,224

1

On April 30, 2008, in order to restore the public float of China Oriental on the HKSE, the Company entered into a sale and purchase agreement with ING and Deutsche Bank for the sale of 509,780,740 shares representing approximately 17.40% of the issued share capital of China Oriental. The transaction also includes put option agreements entered into with both banks. The consideration for the disposal of the shares was paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreements. On March 25, 2011, the agreement has been extended to April 30, 2014.

2

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share. The Company also holds a call option on the mandatory convertible bonds (see note 17). The options are marked to market based on the binomial model.

3	The amount corresponds to the second installment to be received with respect to the sale of Enovos.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 15: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, including associates and joint ventures of the Company, were as follows:

Sales and trades receivables

			Year ended December 31,			December 31,
			Sales			Trade accounts receivable
	Transactions	Category	2010	2011	2012	2011	2012
	Gonvarri Group	Associate	1,081	1,622	1,520	120	114
	Macsteel Group	Associate	931	845	709	22	11
	I/N Kote L.P.	Associate	398	421	455	13	-
	Bamesa Group	Associate	351	408	410	54	39
	CLN Group	Associate	444	476	355	32	33
	Borcelik Celik Sanayii Ticaret A.S.	Associate	383	345	300	32	22
	Stalprodukt SA	Associate	-	-	225	-	43
	Gestamp Group	Associate	186	261	215	23	16
	WDI Group	Associate	131	216	209	9	4
	Aperam	Other	-	177	139	29	19
	Uttam Galva Steels Limited	Associate	-	91	92	25	-
	Stalprofil S.A.	Associate	77	92	76	9	8
	ArcelorMittal BE Group SSC AB	Associate	57	73	65	6	3
	DHS Group	Associate	265	264	62	13	7
	Steel Mart India Private Limited	Other	67	83	39	9	5
	Polski Koks S.A.[1]	Other	304	107	-	-	-
	Other		198	394	310	61	61
	Transactions with related parties attributable to continuing operations		4,873	5,875	5,181	457	385
1	The Shareholding in Polski Koks was sold in June 2011

Goods and services are sold on terms that would be available to third parties.

Transactions with related parties also include long term advances paid to Paul Wurth for 84.

Purchase and trade payables

			Year ended December 31,			December 31,
			Purchases			Trade accounts payable
	Transactions	Category	2010	2011	2012	2011	2012
	Empire Iron Mining Partnership	Associate	253	444	246	-	-
	Borcelik Celik Sanayii Ticaret A.S.	Associate	300	379	202	42	32
	Aperam	Other	-	179	150	20	17
	Gonvarri Group	Associate	143	167	148	11	11
	Exeltium	Joint Venture	53	104	113	-	17
	Uttam Galva Steels Limited	Associate	14	58	100	2	5
	CFL Cargo S.A.	Associate	41	62	64	9	13
	Baycoat L.P.	Associate	99	53	48	3	3
	DHS Group	Associate	57	77	43	7	7
	Kiswire ArcelorMittal Ltd	Associate	30	60	42	15	10
	Cia Hispano Brasileira de Pelotizaçao SA	Associate	109	194	42	22	-
	Enovos International SA4	Other	54	75	42	19	-
	ATIC[1]	Other	186	215	-	-	-
	Macarthur Coal Ltd [2]	Other	186	149	-	-	-
	Polski Koks S.A. [3]	Other	434	143	-	-	-
	Other		229	256	265	77	41
	Transactions with related parties attributable to continuing operations		2,188	2,615	1,505	227	156
	Transactions with related parties attributable to discontinued operations		3	-	-	-	-

1	ATIC was acquired on December 5, 2011.
2	The shareholding in Macarthur Coal Ltd was sold in December 2011.
3	The shareholding in Polski Koks S.A. was sold in June 2011.
4	The shareholding in Enovos was sold in July 2012 (see note 3). Purchases include purchase transactions until July 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

As a result of the termination of the cash pooling arrangement with Aperam on February 16, 2012, Aperam transferred the outstanding balance to its own bank accounts during the first quarter of 2012.

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 27 for disclosure of transactions with key management personnel.

Transactions with related parties are mainly related to sales and purchases of raw materials and steel products.

The above mentioned transactions between ArcelorMittal and the respective entities were conducted on an arms’ length basis.

NOTE 16: SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2011	2012
Short-term bank loans and other credit facilities including commercial paper *	1,516	732
Current portion of long-term debt	1,130	3,516
Lease obligations	123	100
Total	2,769	4,348
* The weighted average interest rate on short term borrowings outstanding were 3.8% and 5.0% as of December 31, 2011 and 2012, respectively.

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €1,000 (1,319). As of December 31, 2012, the outstanding amount was 118.

Long-term debt is comprised of the following as of December 31:

		Year of maturity	Type of Interest	Interest rate[1]	2011	2012
	Corporate
	4.0 billion Revolving Credit Facility	2015	Floating		-	-
	6.0 billion Revolving Credit Facility	2016	Floating		1,747	-
	€1.5 billion Unsecured Bonds	2013	Fixed	8.25%	1,934	1,976
	1.2 billion Unsecured Notes	2013	Fixed	5.38%	1,500	1,205
	€1.25 billion Convertible Bonds	2014	Fixed	7.25%	1,376	1,505
	800 Convertible Senior Notes	2014	Fixed	5.00%	689	732
	€0.1 billion Unsecured Bonds	2014	Fixed	5.50%	129	132
	€0.5 billion Unsecured Bonds	2014	Fixed	4.63%	647	660
	750 Unsecured Notes	2015	Fixed	9.50%	743	745
	1.0 billion Unsecured Bonds	2015	Fixed	4.25%	991	993
	500 Unsecured Notes	2015	Fixed	4.25%	-	498
	500 Unsecured Notes	2016	Fixed	4.25%	497	497
	€1.0 billion Unsecured Bonds	2016	Fixed	9.38%	1,283	1,312
	€1.0 billion Unsecured Bonds	2017	Fixed	5.88%	1,282	1,309
	1.4 billion Unsecured Notes	2017	Fixed	5.00%	-	1,392
	1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
	€0.5 billion Unsecured Notes	2018	Fixed	4.50%	-	655
	1.5 billion Unsecured Notes	2019	Fixed	10.35%	1,463	1,466
	1.0 billion Unsecured Bonds	2020	Fixed	5.75%	982	984
	1.5 billion Unsecured Notes	2021	Fixed	6.00%	1,484	1,486
	1.1 billion Unsecured Notes	2022	Fixed	6.75%	-	1,088
	1.5 billion Unsecured Bonds	2039	Fixed	7.50%	1,464	1,464
	1.0 billion Unsecured Notes	2041	Fixed	7.25%	983	983
	Other loans	2013-2016	Fixed	3.75%-7.45%	668	448
	EBRD loans	2013-2015	Floating	1.43%-1.44%	118	58
	EIB loan	2016	Floating	1.41%	323	330
	ICO loan	2017	Floating	2.72%	91	83
	Other loans	2013-2035	Floating	0.71%-4.31%	954	249
	Total Corporate				22,848	23,750

	Americas
	600 Senior Unsecured Notes	2014	Fixed	6.50%	500	500
	Other loans	2013-2020	Fixed/Floating	2.5% - 15.08%	759	561
	Total Americas				1,259	1,061

	Europe, Asia & Africa
	Other loans	2013-2022	Fixed/Floating	0.0%-16.00%	151	218
	Total Europe, Asia & Africa				151	218

	Total				24,258	25,029
	Less current portion of long-term debt				(1,130)	(3,516)
	Total long-term debt (excluding lease obligations)				23,128	21,513
	Long-term lease obligations[2]				506	452
	Total long-term debt, net of current portion				23,634	21,965

1	Rates applicable to balances outstanding at December 31, 2012.
2	Net of current portion of 123 and 100 in 2011 and 2012, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Corporate

300 Bilateral Credit Facility

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of 300. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of 300, which was retroactively effective as of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

June 30, 2010. Each of these facilities was to be used for general corporate purposes and was originally scheduled to mature in 2013. As of December 31, 2011 one facility was cancelled and as of December 31, 2012, both facilities were cancelled.

4 billion Revolving Credit Facility

On May 6, 2010, ArcelorMittal entered into a $4 billion three-year Revolving Credit Facility for general corporate purposes. On September 30, 2011, the original maturity of the $4 billion Revolving Credit Facility was extended from May 6, 2013 to May 6, 2015. As of December 31, 2012, the facility remains fully available.

6 billion Revolving Credit Facility

On March 18, 2011, ArcelorMittal entered into a $6 billion Revolving Credit Facility, which may be utilized for general corporate purposes and which matures on March 18, 2016. As of December 31, 2012,  the facility remains fully available.

Convertible Bonds

On April 1, 2009, the Company issued €1.25 billion (1,662) of unsecured and unsubordinated Convertible Bonds due April 1, 2014 (the “€1.25 billion Convertible Bonds”). These bonds bear interest at 7.25% per annum payable semi-annually on April 1 and October 1 of each year commencing on October 1, 2009.

On May 6, 2009, ArcelorMittal issued 800 of unsecured and unsubordinated Convertible Senior Notes (the “800 Convertible Senior Notes”) due May 15, 2014. These notes bear interest at 5.00% per annum payable semi-annually on May 15 and November 15 of each year commencing on November 15, 2009. The €1.25 billion Convertible Bonds and the 800 Convertible Senior Notes are collectively referred to herein as the Convertible Bonds.

The €1.25 billion Convertible Bonds may be converted by the bondholders from May 11, 2009 until the end of the seventh business day preceding maturity. The 800 Convertible Senior Notes may be converted by the noteholders from May 6, 2009 until the end of the seventh business day preceding maturity.

At inception, the Company had the option to settle the Convertible Bonds for common shares or the cash value of the common shares at the date of settlement as defined in the Convertible Bonds’ documentation. The Company determined that the agreements related to the Convertible Bonds were hybrid instruments as the conversion option gave the holders the right to put the Convertible Bonds back to the Company in exchange for common shares or the cash equivalent of the common shares of the Company based upon the Company’s share price at the date of settlement. In addition, the Company identified certain components of the agreements to be embedded derivatives. On October 28, 2009, the Company announced that it had decided to irrevocably waive the option to settle the 800 convertible senior notes in cash for the cash value of the common shares at the date of settlement.

At the inception of the Convertible Bonds, the Company determined the fair value of the embedded derivatives using the binomial option valuation methodology and recorded the amounts as financial liabilities in other long-term obligations of 408 and 189 for the €1.25 billion Convertible Bonds and the 800 Convertible Senior Notes, respectively. As a result of the waiver of the option to settle the 800 Convertible Senior Notes in cash for the cash value of the common shares at the date of settlement, the Company determined that the conversion option was an equity instrument. As a consequence, its fair value of 279 (198 net of tax) at the date of the waiver was transferred to equity.

As of December 31, 2011 and 2012, the fair value of the embedded derivative for the €1.25 billion Convertible Bonds was 180 and 25, respectively. The change in fair value of 698 (661 including foreign exchange effect) and  156 (155 including foreign exchange effect)  related to the Convertible Bonds was a non-cash activity and was recognized in the consolidated statements of operations for the years ended December 31, 2011 and 2012 as  financing costs, respectively. Assumptions used in the fair value determination as of December 31, 2011 and 2012 were as follows:

	€1.25 billion Convertible Bonds
	December 31,
	2011	2012
Spot value of shares	€ 14.13	€ 12.94
Quote of convertible bonds	€ 23.36	€ 22.17
Credit spread (basis points)	476	189
Dividend per quarter	€ 0.14	€ 0.14

In transactions conducted on December 14, 2010 and December 18, 2010, respectively ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and US dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

potential conversion of the Convertible Bonds (see notes 17 and 18). Assumptions used in fair value of the euro denominated call option were similar to the ones used above for the embedded derivative.

Mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary an unsecured and unsubordinated 750 mandatory convertible bonds into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and were not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010, which date was later amended to April 20, 2011, until ten business days before the maturity date. This call option is recognized at fair value and the Company recognized in 2012 a loss of 99 (gain of 42 in 2011) for the change in fair value in the consolidated statements of operations. The subsidiary invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Erdemir and Macarthur, both of which were publicly-listed companies in which such subsidiaries hold a minority stake. The subsidiary may also, in agreement with Crédit Agricole, invest in other financial instruments. These bonds bear a floating interest rate based on three months Libor plus a margin payable on each February 25, May 25, August 25 and November 25. The Company determined the bonds met the definition of a compound financial instrument in accordance with IFRS. As such, the Company determined the fair value of the financial liability component of the bonds was 55 on the date of issuance.

On April 20, 2011, the conversion date of the mandatory convertible bonds was extended to January 31, 2013. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including a financial liability of 60.

On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000. The Company determined that this increase led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument.

As a result of the final settlement of the proceeds from the sale of the shares in Macarthur on December 21, 2011, the notes issued by a subsidiary of ArcelorMittal and linked to the Macarthur shares were subject to an early redemption for 1,208. Prior to December 31, 2011 the Company committed to Crédit Agricole to link new notes to China Oriental shares. The proceeds from the redemption of the notes were invested in a term deposit with Crédit Agricole until January 17, 2012.  On that date, notes linked to China Oriental Group Company Ltd were issued by a subsidiary of ArcelorMittal.

On December 18, 2012, the conversion date of the mandatory convertible bonds was extended to January 31, 2014. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including a financial liability of 48.

As of December 31, 2012, 48 is included in long-term debt and carried at amortized cost. As of December 31, 2011, 52 was included in long-term debt. The financial liability component is included in other loans with floating rates in the above table. The value of the equity component of 951 (934 net of tax and fees at December 31, 2011 ) was determined based upon the difference of the total nominal amount of mandatory convertible bonds of 1,000 and the fair value of the financial liability component on December 18, 2012 and is included in equity as non-controlling interests.

Bonds

The following table describes the maturity and interest rates of various Notes and Bonds. The margin under certain of ArcelorMittal’s outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings. Due, among other things, to the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August (first downgrade), November and December 2012 (second downgrade), respectively. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, as described in the table below:

	Nominal value	Date of issuance	Repayment date	Initial interest rate (per annum)	Interest rate (post 1st downgrade)	Interest rate (post 2nd downgrade)	Issued at
	€1.5 billion Unsecured Bonds	June 3, 2009	June 3, 2013	8.25%	8.25%(3)	8.25%(3)	99.59%
	1.2 billion Unsecured Notes(4)	May 27, 2008	June 2013	5.38%	5.38%(2)	5.38%(2)	99.72%
	€0.1 billion Unsecured Bonds	July 15, 2004	July 15, 2014	5.50%	5.50%(2)	5.50%(2)	101.97%
	€0.5 billion Unsecured Bonds	November 7, 2004	November 7, 2014	4.63%	4.63%(2)	4.63%(2)	99.20%
	750 Unsecured Notes	May 20, 2009	February 15, 2015	9.00%	9.25%	9.50%	98.93%
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2015	3.75%	4.00%	4.25%	99.12%
	500 Unsecured Notes	February 28, 2012	February 25, 2015	3.75%	4.00%	4.25%	99.79%
	500 Unsecured Notes	March 7, 2011	March 1, 2016	3.75%	4.00%	4.25%	99.57%
	€1.0 billion Unsecured Bonds	June 3, 2009	June 3, 2016	9.38%	9.38%(5)	9.38%(5)	99.38%
	€1.0 billion Unsecured Bonds(1)	November 18, 2010	November 17, 2017	4.63%	5.88%	5.88%	100%
	1.4 billion Unsecured Notes	February 28, 2012	February 25, 2017	4.50%	4.75%	5.00%	99.69%
	1.5 billion Unsecured Notes	May 27, 2008	June 1, 2018	6.13%	6.13%(2)	6.13%(2)	99.57%
	€0.5 billion Unsecured Notes(1)	March 29, 2012	March 29, 2018	4.50%	4.50%(6)	4.50%(6)	99.71%
	1.5 billion Unsecured Notes	May 20,2009	June 1, 2019	9.85%	10.10%	10.35%	97.52%
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2020	5.25%	5.50%	5.75%	98.46%
	1.5 billion Unsecured Notes	March 7, 2011	March 1, 2021	5.50%	5.75%	6.00%	99.36%
	1.1 billion Unsecured Notes	February 28, 2012	February 25, 2022	6.25%	6.50%	6.75%	98.28%
	1 billion Unsecured Bonds	October 1, 2009	October 15, 2039	7.00%	7.25%	7.50%	95.20%
	500 Unsecured Bonds	August 5, 2010	October 15, 2039	7.00%	7.25%	7.50%	104.84%
	1.0 billion Unsecured Notes	March 7, 2011	March 1, 2041	6.75%	7.00%	7.25%	99.18%

(1)	Issued under the €3 billion Euro Medium Term Notes Programme
(2)	No impact on interest rate following downgrades in 2012
(3)	No impact from downgrade since notes maturity date is same as effective date of new interest rate
(4)

On March 2, 2012, the Company purchased 298 principal amount (314 including other financial charges and accrued interests). The remaining outstanding principal amount of notes is 1.2 billion as of December 31, 2012.

(5)	Interest rate following downgrades in 2012 is 10.63%, effective from June 3, 2013. No impact in 2012.
(6)	Interest rate following downgrades in 2012 is 5.75%, effective from March 29, 2013. No impact in 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company entered into five separate agreements with the EBRD for on-lending to the following subsidiaries on the following dates: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last installment under these agreements is due in January 2015. The total outstanding amount as of December 31, 2011 and 2012 was 118 and 58, respectively. The agreement related to ArcelorMittal Galati was fully repaid on November 23, 2009. The agreements related to ArcelorMittal Skopje and Arcelormittal Zenica were fully repaid on October 9, 2012.

European Investment Bank (“EIB”) Loan

The Company entered into an agreement with the EIB for the financing of activities for research, engineering and technological innovation related to process improvements and new steel product developments on July 15, 2010. The full amount of €250 million was drawn on September 27, 2011. The final repayment date under this agreement is September 27, 2016. The outstanding amount in total as of December 31, 2011 and 2012 was 323 (€250 million) and 330 (€250 million) respectively.

Instituto de Crédito Oficial (“ICO”) Loan

The Company entered into an agreement with the ICO on April 9, 2010 for the financing of the Company investment plan in Spain for the period 2008-2011. The last installment under this agreement is due on April 7, 2017. The outstanding amount in total as of December 31, 2011 and 2012 was 91 (€70 million) and 83 (€63 million) respectively.

Other loans

On July 24, 2007, ArcelorMittal Finance a wholly-owned subsidiary, together with another subsidiary, signed a five year €500 million term loan due 2012. As of  December 31, 2012 this loan was fully repaid .

Americas

Senior Unsecured Notes

On April 14, 2004, ArcelorMittal USA issued 600 of senior, unsecured debt securities due in 2014. The debt securities bear interest at a rate of 6.5% per annum. On July 22, 2005, ArcelorMittal USA repurchased 100 of Unsecured Notes leaving an outstanding balance of 500. These Notes are fully and unconditionally guaranteed on a joint and several basis by certain 100% owned subsidiaries of ArcelorMittal USA and by ArcelorMittal.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other loans

The other loans relate mainly to loans contracted by ArcelorMittal Brasil with different counterparties.

In 2008, the acquisition of Industrias Unicon included the assumption of a 232 principal amount of loan maturing between 2009 and 2012 of which approximately 17% bear fixed rates of interest and 83% bear floating rates of interest. As of December 31, 2012 these loans were fully repaid.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.

The Company’s principal credit facilities (4.0 billion Revolving Credit Facility, 6.0 billion Revolving Credit Facility) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a 3.5 ratio.

Failure to comply with any covenant would enable the lenders to accelerate the Company’s repayment obligations. Moreover, the Company’s debt facilities have provisions whereby certain events relating to other borrowers within the Company’s subsidiaries could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate.

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of December 31, 2012.

As of December 31, 2012 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

2013	4,348
2014	3,879
2015	2,573
2016	2,507
2017	2,886
Subsequent years	10,120
Total	26,313

The Company monitors its net debt in order to manages its capital. The following table presents the structure of the Company’s net debt in original currencies:

		Presented in USD by original currency as at December 31, 2012
	Total USD	EUR	USD	BRL	PLN	CAD	Other (in USD)
Short-term debt including the current portion of long-term debt	4,348	2,437	1,507	120	-	6	278
Long-term debt	21,965	6,365	14,996	356	1	19	228
Cash including restricted cash	(4,540)	(2,342)	(1,068)	(327)	(17)	(16)	(770)
Net debt	21,773	6,460	15,435	149	(16)	9	(264)

As a part of the Company’s overall risk and cash management strategies, several loan agreements have been swapped from their original currencies to other foreign currencies.

The carrying value of short-term bank loans and commercial paper approximate their fair value. The carrying amount and fair value of the Company’s long-term debt (including current portion) and lease obligations (including current portion) is:

	December 31, 2011		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	20,731	21,675	24,096	25,853
Instruments payable bearing interest at variable rates	4,156	3,743	1,485	1,629

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company’s short and long –term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. The fair value of fixed rate debt is based on estimated future cash flows, which are discounted using current market rates for debt with similar remaining maturities and credit spreads.

NOTE 17: FINANCIAL INSTRUMENTS

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investment activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates.

Other current assets of  242 and 286 and non-current assets of  370 and 54 correspond to derivative instruments as of December 31, 2011 and 2012, respectively, which are classified as “Financial assets at fair value through profit or loss”. Other investments are classified as “Available-for-sale” with gains or losses arising from changes in fair value recognized in equity. Other assets including call options are classified as “Financial assets at fair value through profit or loss”.

Except for derivative financial instruments, amounting to 308 and 333 as of December 31, 2011 and 2012, respectively, and for the fair value of the conversion option of the euro convertible bonds which are classified as “Financial liabilities at fair value through profit or loss”, financial liabilities are classified as “Financial liabilities measured at amortized cost”.

The following tables summarize the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities;

Level 2:  Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);

Level 3: Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	16	-	-	16
Derivative financial current assets	-	242	-	242
Derivative financial non current assets	-	79	291	370
Total assets at fair value	16	321	291	628

Liabilities at fair value
Derivative financial liabilities	-	308	180	488
Total liabilities at fair value	-	308	180	488

As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	807	-	-	807
Derivative financial current assets	-	286	-	286
Derivative financial non current assets	-	17	37	54
Total assets at fair value	807	303	37	1,147

Liabilities at fair value
Derivative financial liabilities	-	333	25	358
Total liabilities at fair value	-	333	25	358

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The increase in the available-for-sale financial assets is related to the Erdemir shares (see note 3).

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

Derivative financial liability classified as Level 3 refer to the conversion option in the €1.25 billion convertible bonds. Derivative financial assets classified as Level 3 refer to the euro-denominated call option on our own shares and the call option on the 1,000 mandatory convertible bonds (see note 16). The fair value is derived through the use of a binominal model.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds, the euro-denominated call option on the Company’s own shares, the call option on the 1,000 mandatory convertible bonds for the year ended December 31, 2011 and 2012, respectively:

	€1.25 billion convertible bond	Euro-denominated call option on Treasury shares	Call option on 1,000 mandatory convertible bonds [1]	Total
Balance as of December 31, 2010	(841)	841	69	69
Change in fair value	698	(698)	42	42
Foreign exchange	(37)	37	-	-
Balance as of December 31, 2011	(180)	180	111	111
Change in fair value	156	(156)	(99)	(99)
Foreign exchange	(1)	1	-	-
Balance as of December 31, 2012	(25)	25	12	12

_____________

1                      Please refer to note 16 for details on the mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary unsecured and unsubordinated 750 bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and are not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010 until ten business days before the maturity date. On April 20, 2011, the conversion date of the mandatory convertible bonds was extended to January 31, 2013. On September 27, 2011, the Company increased the mandatory convertible bonds and the call option on the mandatory convertible bonds from 750 to 1,000. On December 18, 2012, the conversion date of the mandatory convertible bonds was extended to January 31, 2014. The fair value of these call options was 12 as of December 31, 2012 and the change in fair value recorded in the statements of operations as financing costs was 99. These call options are classified into Level 3. The fair value of the call options was determined through a binomial model based on the estimated values of the underlying equity spot price of 142.1 and volatility of 8.19%.

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 per share and a total amount of €700 (928) including transaction costs. The 61.7 million of call options acquired allow ArcelorMittal to hedge its obligations arising primarily out of the potential conversion of the 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014. These call options were accounted for as derivative financial instruments carried at fair value with changes recognized in the consolidated statements of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

operations as financing costs as they can be settled either through physical delivery of the treasury shares or through cash. The fair value of these call options was 25 as of December 31, 2012 and the change in fair value recorded in the statements of operations was (156). These call options are classified into Level 3.

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees of the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are governed by framework agreements (mainly International Swaps and Derivatives Association agreements which allow netting only in case of counter-party default). Accordingly, derivative assets and derivative liabilities are not offset.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2011 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	551	11	4.55%	318	(2)	3.07%
Other interest rate instrument	-	-		788	(4)
Total interest rate instruments		11			(6)

Foreign exchange rate instruments
Forward purchase of contracts	6,159	182		7,491	(6)
Forward sale of contracts	1,074	2		5,135	(60)
Currency Swaps purchases	-	-		1,240	(83)
Exchange option purchases	104	1		5,153	(64)
Exchange options sales	5,153	68		104	(2)
Total foreign exchange rate instruments		253			(215)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	277	53		111	(5)
Term contracts purchases	168	4		530	(82)
Total raw materials (base metal), freight, energy, emission rights		57			(87)
Total		321			(308)

*   The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2012 is as follows:

	Assets						Liabilities
	Notional Amount		Fair Value		Average Rate*		Notional Amount		Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	517		13		4.55%		50		(2)	1.17%
Other interest rate instruments	-		-				16		(1)
Total interest rate instruments			13						(3)

Foreign exchange rate instruments
Forward purchase of contracts	524		21				1,056		(23)
Forward sale of contracts	1,126		18				1,465		(21)
Currency Swaps purchases	287	-	-	-		-	357	-	(42)
Exchange option purchases	786		3				3,627		(221)
Exchange options sales	4,281		228				132		-
Total foreign exchange rate instruments			270						(307)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	230		15				136		(8)
Term contracts purchases	92		5				167		(15)
Total raw materials (base metal), freight, energy, emission rights			20						(23)
Total			303						(333)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

*   The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

Interest rate risk

The Company utilizes certain instruments to manage interest rate risks. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the loan. The Company and its counter-party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.

Interest rate derivatives used by the Company to manage changes in the value of fixed rate loans qualify as fair value hedges.

Exchange rate risk

The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because of a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials; thereby impacting negatively on the Company’s operating margins.

Following its Treasury and Financial Risk Management Policy, the Company hedges a portion of its net exposure to exchange rates through forwards, options and swaps.

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (see note 16) and other items denominated in currencies other than the U.S. dollars, for inclusion in the consolidated financial statements.

The Company also uses the derivative instruments, described above, at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk incurred on certain monetary assets denominated in a foreign currency other than the functional currency.

Liquidity Risk

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries. The Company actively manages its liquidity. Following the Treasury and Financial Risk Management Policy, the levels of cash, credit lines and debt are closely monitored and appropriate actions are taken in order to comply with the covenant ratios, leverage, fixed/floating ratios, maturity profile and currency mix.

The following are the non-discounted contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2011 (Restated*)
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,117)	(2,876)	(210)	(170)	(2,496)	-
Other bonds	(18,137)	(28,713)	(1,436)	(4,705)	(7,969)	(14,603)
Loans over 100	(3,703)	(4,025)	(1,529)	(93)	(2,349)	(54)
Trade and other payables	(12,836)	(12,863)	(12,863)	-	-	-
Other non-derivative financial liabilities	(2,461)	(2,854)	(1,242)	(464)	(759)	(389)
Total	(39,254)	(51,331)	(17,280)	(5,432)	(13,573)	(15,046)

Derivative financial liabilities
Interest rate instruments	(6)	(6)	(4)	-	(2)	-
Foreign exchange contracts	(215)	(215)	(134)	(68)	(13)	-
Other commodities contracts	(87)	(87)	(83)	(4)	-	-
Total	(308)	(308)	(221)	(72)	(15)	-

* Subsequent to the issuance of the 2011 financial statements, the Company determined that certain amounts included within the financial liabilities contractual cash flows table did not represent actual cash obligations. Within the line item “Convertible Bonds”, 1 billion was included as a contractual cash flow related to the Company’s mandatory convertible bond issued in 2009.  As described in Note 16, the Company has a call option to call the mandatory convertible bonds prior to their maturity; however, there is no contractual obligation to do so. Additionally, the Company had previously reported financial guarantees within this table in a total amount of 3,111.  This amount represented guarantees issued to third parties, generally by the parent company on behalf of subsidiaries, to guarantee future purchases or payments related to operating leases.  These financial guarantees, which are also disclosed in Note 23, are not recognized on the balance sheet because the Company does not believe it is probable that it will deliver payment under the guarantees.

	December 31, 2012
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,285)	(2,736)	(196)	(2,540)	-	-
Other bonds	(21,134)	(32,137)	(4,608)	(2,494)	(9,866)	(15,169)
Loans over 100	(1,251)	(1,510)	(340)	(104)	(766)	(300)
Trade and other payables	(11,418)	(11,430)	(11,430)	-	-	-
Other non-derivative financial liabilities	(1,634)	(2,020)	(967)	(374)	(526)	(153)
Total	(37,722)	(49,833)	(17,541)	(5,512)	(11,158)	(15,622)

Derivative financial liabilities
Interest rate instruments	(3)	(3)	-	(1)	(2)	-
Foreign exchange contracts	(307)	(307)	(292)	(15)	-	-
Other commodities contracts	(23)	(23)	(16)	(6)	(1)	-
Total	(333)	(333)	(308)	(22)	(3)	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow hedges

The following table presents the periods in which cash flows hedges are expected to mature:

	December 31, 2011
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	165	147	18	-	-	-
Commodities	(14)	(9)	(2)	(1)	(2)	-
Emission rights	(16)	-	-	(16)	-	-
Total	135	138	16	(17)	(2)	-

	December 31, 2012
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(20)	(15)	(5)	-	-	-
Commodities	1	1	-	-	-	-
Total	(19)	(14)	(5)	-	-	-

Associated gain or losses that were recognized in other comprehensive income are reclassified from equity to the consolidated statements of operations in the same period during which the hedged forecasted cash flow affects the consolidated statements of operations. The following table presents the periods in which cash flows hedges are expected to impact the consolidated statements of operations:

	December 31, 2011
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	266	75	54	66	53	18
Commodities	(14)	(6)	(4)	(2)	(2)	-
Emission rights	(38)	-	-	(38)	-	-
Total	214	69	50	26	51	18

	December 31, 2012
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	38	6	(3)	17	18	-
Commodities	1	1	-	-	-	-
Total	39	7	(3)	17	18	-

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. The effective portion is recorded in equity and represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials are sold. In 2008, prior to unwinding the contracts, the ineffective portion of 349 was recorded as operating income. During 2011, €431 million (600) was recycled to cost of sales related to the sale of inventory in 2011 and changes in the estimated future raw material purchases expected to occur. As of December 31, 2011 the effective portion deferred in equity was €507 million (656), excluding deferred tax expense of €146 million (189). During 2012, €439 million (566) was recycled to cost of sales related to the sale of inventory in 2012. Including the effects of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

foreign currency fluctuations, the deferred gain was €68 million (90), excluding deferred tax expense of €26 million (35), as of December 31, 2012 and is expected to be recycled to the consolidated statements of operations during 2013.

During the year ended December 31, 2011 the Company entered into several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars. The program was unwound during the year ended December 31, 2011. As of December 31, 2011 the effective portion deferred in equity was €48 million (62), including deferred tax expense of €13 million (17). The effective portion represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials will be sold. The deferred gain is expected to be recycled to the statements of operations between 2012 and 2014. During 2012, €15 million (19) was recycled to cost of sales related to the sale of inventory in 2012. Including the effects of foreign currency fluctuations, the deferred gain was €33 million (44), excluding deferred tax expense of €10 million (13), as of December 31, 2012

Raw materials, freight, energy risks and emission rights

The Company uses financial instruments such as forward purchases or sales, options and swaps for certain commodities in order to manage the volatility of prices of certain raw materials, freight and energy. The Company is exposed to risks in fluctuations in prices of raw materials (including base metals such as zinc, nickel, aluminum, tin and copper) freight and energy, both through the purchase of raw materials and through sales contracts.

Fair values of raw material freight, energy and emission rights instruments are as follows:

	At December 31,
	2011	2012
Base metals	(13)	5
Freight	-	(6)
Energy (oil, gas, electricity)	(7)	(2)
Emission rights	(10)	-
Total	(30)	(3)

Derivative asset associated with raw material, energy, freight and emission rights	57	20
Derivative liabilities associated with raw material, energy, freight and emission rights	(87)	(23)
Total	(30)	(3)

ArcelorMittal, consumes large amounts of raw materials (the prices of which are related to the London Metals Exchange price index), ocean freight (the price of which is related to a Baltic Exchange Index), and energy (the prices of which are related to the New York Mercantile Exchange index, the Intercontinental Exchange index and the Powernext index). As a general matter, ArcelorMittal is exposed to price volatility with respect to its purchases in the spot market and under its long-term supply contract. In accordance with its risk management policy, ArcelorMittal hedges a part of its risk exposure to its raw materials procurements.

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2011 and  2012, the Company had a net notional position of  7 with a net fair value of (10) and a net notional position of 0 with a net fair value of  0, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Credit risk

The Company’s treasury department monitors various market data regarding the credit standings and overall reliability of the financial institutions for all countries where the Company’s subsidiaries operate. The choice of the financial institution for the financial transactions must be approved by the treasury department. Credit risk related to customers, customer credit terms and receivables is discussed in note 6.

Sensitivity analysis

Foreign currency sensitivity

The following table details the Company’s sensitivity as it relates to derivative financial instruments to a 10% strengthening and a 10% weakening in the U.S. dollar against the other currencies, mainly euro,  for which the Company estimates to be a reasonably possible exposure. The sensitivity analysis includes only foreign currency derivatives on USD against another currency. A positive number indicates an increase in profit or loss and other equity where a negative number indicates a decrease in profit or loss and other equity.

	December 31, 2012
	Income	Other Equity
10% strengthening in U.S. dollar	(60)	89
10% weakening in U.S. dollar	(7)	(97)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow sensitivity analysis for variable rate instruments

The following table details the Company’s sensitivity as it relates to variable interest rate instruments. A change of 100 basis points (“bp”) in interest rates during the period would have increased (decreased) profit or loss by the amounts presented below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2012
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	26	-
100 bp decrease	(26)	-

1               Please refer to note 16 for a description of total net debt (including fixed and floating portion)

Base metals, energy, freight, emissions rights

The following table details the Company’s sensitivity to a 10% increase and decrease in the price of the relevant base metals, energy, freight, and emissions rights. The sensitivity analysis includes only outstanding, un-matured base metal derivative instruments both held for trading at fair value through the consolidated statements of operations and those designated in hedge accounting relationships.

	December 31, 2012
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	1	9
Freights	-	-
Emission rights	-	-
Energy	4	-
-10% in prices
Base Metals	(1)	(9)
Freights	-	-
Emission rights	-	-
Energy	(4)	-

NOTE 18: EQUITY

Authorized shares

At the Extraordinary General Meeting held on May 8, 2012, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €643 million represented by 156 million shares, or approximately 10% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years,  the total authorized share capital was €7.7 billion represented by 1,773 million shares without nominal value.

Share capital

On January 25, 2011, at an Extraordinary General Meeting, the shareholders approved an authorization for the Board of Directors to decrease the issued share capital, the share premium, the legal reserve and the retained earnings of the Company as a result of the spin-off the Company’s stainless steel business into Aperam. The Company’s issued share capital was reduced by €409 (547) from €6,837 (9,950) to €6,428 (9,403) without reduction in the number of shares issued and fully paid up, which remained at 1,560,914,610. The ordinary shares do not have a nominal value.

Treasury shares and call options on ArcelorMittal shares

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share. The call options were acquired in order to hedge the Company’s obligations arising from the potential conversion of the 7.25% convertible bonds for ArcelorMittal shares due April 1, 2014. In connection with this

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

transaction, the Company sold 26.48 million treasury shares through an over-the-counter block trade for a price of €26.42 ($35.50) per share on December 14, 2010 (see note 17).

On December 18, 2010, ArcelorMittal acquired USD denominated call options on 26,533,997 of its own shares with a strike price of $30.15 per share in order to hedge its obligations arising from the potential conversion of the 5% USD denominated convertible bonds into ArcelorMittal shares due May 15, 2014. These call options were accounted for as an equity instrument as they can be settled only through physical delivery of the treasury shares. The premium paid with respect to these call options was 435 (309 net of tax) and was recorded as a decrease to equity. In connection with this transaction, the Company also entered into an agreement on December 18, 2010 to sell 11.5 million treasury shares through an over-the-counter block trade for a price of $37.87 per share, for settlement on December 30, 2010.

Subordinated perpetual capital securities

On September 28, 2012, the Company issued subordinated perpetual capital securities for a nominal amount of 650 and a coupon of 8.75%, which will reset periodically over the life of the securities, with the first reset after five years and subsequently every five years thereafter. A step up in interest of 0.25% will occur on the second reset date and a subsequent step up of 0.75% (cumulative with the initial 0.25%) fifteen years later. The Company is entitled to call the securities in five years, ten years and on subsequent coupon payment dates. As the Company has no obligation to redeem the securities and the coupon payment may be deferred by the Company under certain circumstances, it classified the net proceeds from the issuance of subordinated perpetual capital securities (642 net of transaction costs) as equity.

Earnings per common share

The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended  December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
Net income (loss) attributable to equity holders of the parent	3,013	2,420	(3,352)
Interest assumed on the coupon for subordinated perpetual capital securities	-	-	(15)
Net income (loss) considered for the purposes of basic earnings per share	3,013	2,420	(3,367)
Interest, foreign exchange and fair value of the embedded derivatives assumed for the Convertible Bonds issued in 2009	(170)	(347)	-
Net income (loss) considered for the purposes of diluted earnings per share	2,843	2,073	(3,367)

Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,512	1,549	1,549
Incremental shares from assumed conversion of stock options, restricted share units and performance share units (in millions)	-	-	1
Incremental shares from assumed conversion of the Convertible Bonds issued in 2009 (in millions)	88	62	-
Weighted average common shares assuming conversions (in millions) used in the calculation of diluted earnings per share	1,600	1,611	1,550

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 17 million, 22 million and 23 million potential common shares from stock options outstanding for the years ended December 31, 2010, 2011 and 2012, respectively, because such stock options are anti-dilutive. Diluted weighted average common shares outstanding also excludes 88 million potential common shares from the Convertible Bonds described in note 16 for the year ended December 31, 2012 because the potential common shares are anti-dilutive.

Employee Share Purchase Plan

At the Annual General Shareholders’ meeting held on May 11, 2010 the shareholders of ArcelorMittal adopted an Employee Share Purchase Plan (“ESPP”) as part of a global employee engagement and participation policy. Similar to the previous ESPP implemented in 2009, and authorized at the Annual General Shareholders’ meeting of May 12, 2009 the plan’s

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

goal is to strengthen the link between the Company and its employees and to align the interests of ArcelorMittal employees and shareholders. The main features of the 2009 and 2010 plans are the following:

•       In 2009, the plan was offered to 204,072 employees in 22 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 treasury shares (0.2% of the current issued shares on a fully diluted basis). A total of 392,282 shares were subscribed (of which 1,300 shares by Members of the GMB and the Management Committee of the Company). The purchase price was $36.56 before discounts. The subscription period ran from November 10, 2009 until November 19, 2009 and was settled with treasury shares on January 21, 2010.

•       In 2010, the plan was offered to 183,560 employees in 21 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 treasury shares (0.2% of the current issued shares on a fully diluted basis). A total of 164,171 shares were subscribed (of which 1,500 shares by Members of the Group Management Board and the Management Committee of the Company). The purchase price was $34.62 before discounts. The subscription period ran from November 16, 2010 until November 25, 2010 and was settled with treasury shares on January 10, 2011.

•       In connection with ArcelorMittal’s Employee Share Purchase Plan 2009 (ESPP 2009) and Employee Share Purchase Plan 2010 (ESPP 2010), a total of respectively 392,282 and 164,171 ArcelorMittal shares were subscribed by participating ArcelorMittal employees, out of a total of 2,500,000 shares available for subscription under each ESPP, with a maximum of up to 200 shares per employee. All shares allocated to employees under the ESPP 2009 and ESPP 2010 were treasury shares. Due to the low subscription levels in previous years and the complexity and high cost of setting up an ESPP, management decided not to propose the launch of an ESPP in 2011 and in 2012 for approvals to the annual general shareholders' meetings on May 10, 2011 and May 8, 2012, respectively.

•       Pursuant to the plans, eligible employees could apply to purchase a number of shares not exceeding that number of whole shares equal to the lower of (i) 200 shares and (ii) the number of whole shares that may be purchased for fifteen thousand U.S. dollars (rounded down to the neared whole number of shares).

For the 2009 and 2010 plans, the purchase price is equal to the average of the opening and the closing prices of the Company shares trading on the New York Stock Exchange on the exchange day immediately preceding the opening of the relevant subscription period, which is referred to as the “reference price”, less a discount equal to:

a)       15% of the reference price for a purchase order not exceeding the lower of (i) 100 shares, and (ii) the immediately lower whole number of shares corresponding to an investment of seven thousand five hundred U.S. dollars, and thereafter;

b)       10% of the reference price for any additional acquisition of shares up to a number of shares (including those in the first cap) not exceeding the lower of (i) 200 shares, and (ii) the immediately lower whole number of shares corresponding to an investment of fifteen thousand U.S. dollars.

All shares purchased under the ESPP are currently held in custody for the benefit of the employees in global accounts opened by BNP Paribas Securities Services, except for shares purchased by Canadian and U.S. employees, which are held in custody in one global account by Computershare.

Shares purchased under the plans are subject to a three-year lock-up period, except for the following exceptions: permanent disability of the employee, termination of the employee’s employment with the Company or death of the employee. At the end of this lock-up period, the employees will have a choice either to sell their shares, subject to compliance with the Company’s insider dealing regulations, or keep their shares and have them delivered to their personal securities account or make no election, in which case shares will be automatically sold. Shares may be sold or released within the lock-up period in the case of early exit events. During this period, and subject to the early exit events, dividends paid on shares are held for the employee’s account and accrue interest. Employee shareholders are entitled to any dividends paid by the Company after the settlement date and they are entitled to vote their shares.

With respect to the spin-off of Aperam, an addendum to the charter of the 2009 and 2010 ESPPs was adopted providing, among other measures, that:

•       the spin-off shall be deemed an early exit event for the participants who will be employees of one of the entities that will be exclusively controlled by Aperam, except in certain jurisdictions where termination of employment is not an early exit event, and

•       the Aperam shares to be received by ESPP participants will be blocked in line with the lock-up period applicable to the ArcelorMittal shares in relation to which the Aperam shares are allocated based on a ratio of one Aperam share for 20 ArcelorMittal shares.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s statutory accounts (“ArcelorMittal SA”) which are prepared in accordance with IFRS since December 31, 2012. Before that date, the statutory accounts of ArcelorMittal SA were based on generally accepted accounting principles in accordance with the laws and regulations in force in the Grand-Duchy of Luxembourg. ArcelorMittal SA has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

On May 10, 2010 the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2011 ($0.1875 per quarter). The quarterly dividend was paid on March 14, 2011 (interim dividend), June 14, 2011, September 12, 2011 and December 12, 2011.

On May 8, 2012, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2012 ($0.1875 per quarter). The quarterly dividend was paid on March 13, 2012 (interim dividend), June 14, 2012, September 10, 2012 and December 10, 2012.

On October 30, 2012, the Board of Directors recommended to reduce the annual dividend payment from $0.75 per share in 2012 to $0.20 per share for the full year of 2013.

Stock Option Plans

Prior to the May 2011 annual general shareholders’ meeting adoption of the Share Unit Plan described after, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan called the Global Stock Option Plan.

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittalShares plan that expired in 2009), ArcelorMittal may grant options to purchase common shares to senior management of ArcelorMittal and its associates for up to 100,000,000 shares of common shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

As a result of the spin-off of ArcelorMittal’s stainless steel business, an addendum to the ArcelorMittal Global Stock Option Plan 2009-2018 was adopted to reduce by 5% the exercise prices of existing stock options. The expense related to fully vested options was recognized directly in the statements of operations during 2011; the expense related to unvested options is recognized on a straight-line basis over the remaining vesting period. The current section has been adapted to disclose the new information from January 25th, 2011 onwards.

Date of grant	Initial exercise prices (per option)	New exercise prices (per option)
August 2008	82.57	78.44
December 2007	74.54	70.81
August 2007	64.30	61.09
June 2006	39.75	37.76
August 2009	38.30	36.38
September 2006	33.76	32.07
August 2010	32.27	30.66
August 2005	28.75	27.31
December 2008	23.75	22.56
November 2008	22.25	21.14
April 2002	2.26	2.15

On August 4, 2009, ArcelorMittal granted 6,128,900 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $38.30. The new exercise price is $36.38 after the spin-off of Aperam. The options expire on August 4, 2019.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On August 3, 2010, ArcelorMittal granted 5,864,300 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $32.27. The new exercise price is $30.66 after the spin-off of Aperam. The options expire on August 3, 2020.

No options were granted during the years ended December 31, 2011 and 2012.

The fair values for options and other share-based compensation is recorded as an expense in the consolidated statements of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following weighted average assumptions (based on year of grant and recalculated at the spin-off date of the stainless steel business):

Year of grant
2010
Exercise price	$ 30.66
Dividend yield	2.02%
Expected annualized volatility	50%
Discount rate-bond equivalent yield	3.21%
Weighted average share price	$ 30.66
Expected life in years	5.75
Fair value per option	17.24

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 133, 73 and 25 for each of the years ended December 31, 2010, 2011, and 2012, respectively. At the date of the spin-off of Aperam, the fair values of the stock options outstanding have been recalculated with the modified inputs of the Black-Scholes-Merton option pricing model, including the weighted average share price, exercise price, expected volatility, expected life, expected dividends, the risk-free interest rate and an additional expense of 11 has been recognized in the year ended December 31, 2011 for the current and past periods.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2010, 2011, and 2012:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2009	24,047,380	$2.26 – 82.57	$55.22
Granted	5,864,300	32.27	32.27
Exercised	(371,200)	2.26 – 33.76	21.27
Forfeited	(223,075)	28.75 – 82.57	53.42
Expired	(644,431)	2.26 – 82.57	49.55
Outstanding, December 31, 2010	28,672,974	2.26 – 82.57	50.95
Exercised	(226,005)	2.15 – 32.07	27.57
Forfeited	(114,510)	27.31 – 78.44	40.26
Expired	(662,237)	15.75 – 78.44	57.07
Outstanding, December 31, 2011	27,670,222	2.15 – 78.44	48.35
Exercised	(154,495)	2.15	2.15
Forfeited	(195,473)	30.66 – 61.09	33.13
Expired	(2,369,935)	2.15 – 78.44	58.23
Outstanding, December 31, 2012	24,950,319	21.14 – 78.44	47.85

Exercisable, December 31, 2010	16,943,555	2.26 – 82.57	56.59
Exercisable, December 31, 2011	21,946,104	2.15 – 78.44	52.47
Exercisable, December 31, 2012	23,212,008	21.14 – 78.44	49.14

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2012:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	5,598,050	5.60	5,598,050	August 5, 2018
70.81	13,000	4.95	13,000	December 11, 2017
61.09	4,026,437	4.59	4,026,437	August 2, 2017
37.76	1,262,894	0.50	1,262,894	June 30, 2013
36.38	5,443,200	6.60	5,443,200	August 4, 2019
32.07	1,889,836	3.67	1,889,836	September 1, 2016
30.66	5,511,836	7.60	3,773,525	August 3, 2020
27.31	1,152,481	2.65	1,152,481	August 23, 2015
22.56	32,000	5.96	32,000	December 15, 2018
21.14	20,585	5.87	20,585	November 10, 2018
$21.14 – 78.44	24,950,319	5.56	23,212,008

Share Unit Plan

The May 8, 2012 annual general meeting of shareholders authorized the Board of Directors to issue, during the period between the 2012 and the 2013 annual general meetings, Restricted Stock Units (each, a “RSU”) and Performance Share Units (each, a “PSU”) to key employees of ArcelorMittal in the amount of up to 2.5 million RSUs corresponding to up to 2.5 million of ArcelorMittal shares under the RSU Plan and up to 1 million PSUs corresponding to up to 2 million of the Company’s shares under the PSU Plan. This envelope is of the same size as the envelope approved by the annual general meeting of shareholders held in May 2011. The granted shares can be newly issued shares or treasury shares.

The Restricted Share Unit Plan (“RSU Plan”) and the Performance Share Unit Plan (“PSU Plan”) first approved by the annual general meeting of shareholders held in May 2011 are designed to enhance the long-term performance of the Company and to retain key employees. The two Plans complete ArcelorMittal’s existing program of annual performance-related bonuses, the reward system for short-term performance and achievements.

The RSU and the PSU are subject to “cliff vesting” after three years contingent upon the continued active employment of the employee with the ArcelorMittal group. The RSU Plan is targeted at the 500 to 700 most senior managers across the ArcelorMittal group.

The main objective of the RSU Plan is to provide a retention incentive to the eligible employees. As such, it replaces the stock options granted under the Long Term Incentive Plan in place until 2010 included. Performance criteria are inherent in both the RSU and the PSU due to the link to the Company’s share price. The main objective of the PSU Plan is to be an effective performance-enhancing scheme based on the achievement of the Company’s strategy. Both Plans are intended to promote the alignment of interests between the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company.

The allocation of RSUs and PSUs to eligible employees under the RSU Plan and the PSU Plan is reviewed by the Appointments, Remuneration & Corporate Governance Committee of the Board of Directors, comprised of four independent directors, which makes a proposal and recommendation to the full Board of Directors.

Awards under the PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of grant. The employees eligible to participate in the PSU Plan are a sub-set of the group of employees eligible to participate in the RSU Plan and they will receive part of their grant in RSUs and part in PSUs.

The Board of Directors may adopt any necessary rules to implement the RSU Plan, including administrative measures and conditions for specific situations that the Board of Directors may consider appropriate, and decide and implement any increase in the 2012 RSU Cap by the additional number necessary to preserve the rights of the holders of RSUs in the event of a transaction impacting the Company’s share capital.

The 2012 RSU Cap and the 2012 PSU Cap together represent a maximum of 4,500,000 (four million five hundred thousand) shares, representing less than 0.29% of the Company’s current issued share capital on a diluted basis.

In September 2011, a total of 1,303,515 shares under the RSU Plan were granted to a total of 772 employees. In March 2012, a total of 267,165 shares under the PSU Plan were granted to a total of 118 employees.

The fair value for the shares allocated to the beneficiaries is recorded as an expense in the consolidated statements of operations over the relevant vesting or service periods. The compensation expenses recognized for the restricted share units were 2 and 6 for the years ended December 31, 2011 and December 31, 2012. The compensation expense recognized for the performance stock units was 1 for the year ended December 31, 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Share unit plan activity is summarized below as of and for each year ended December 31, 2011 and 2012:

	Restricted share unit (RSU)		Performance share unit (PSU)
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2010	–	–	–	–
Granted	1,303,515	$14.45	–	–
Outstanding, December 31, 2011	1,303,515	14.45	–	–
Granted	–	–	267,165	$16.87
Exited	(787)	14.45	–	–
Forfeited	(59,975)	14.45	(4,500)	16.87
Outstanding, December 31, 2012	1,242,753	14.45	262,665	16.87

The following table summarizes information about total share unit plan of the Company outstanding as of December 31, 2012:

Shares units outstanding
Fair value per share	Number of shares	Shares unit vested but not exited	Maturity
$14.45	1,242,753	3,076	September 29, 2014
16.87	262,665	-	March 30, 2015
$14.45 – 16.87	1,505,418	3,076

NOTE 19: FINANCING COSTS

Financing costs recognized in the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
Recognized in the statements of operations
Interest expense	(1,578)	(1,946)	(2,031)
Interest income	133	123	157
Fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds	427	42	(99)
Net gain (loss) on other derivative instruments	43	(10)	4
Accretion of defined benefit obligations and other long term liabilities	(570)	(658)	(694)
Net foreign exchange result and others[1]	(744)	(534)	(252)
Total	(2,289)	(2,983)	(2,915)

Recognized in equity (Company share)[2]
Net change in fair value of available-for-sale financial assets	1	(14)	(937)
Effective portion of changes in fair value of cash flow hedge	(585)	(133)	(449)
Foreign currency translation differences for foreign operations	(1,726)	(2,796)	636
Total	(2,310)	(2,943)	(750)

1         Net foreign exchange result and others is mainly related to net foreign exchange effects on financial assets and liabilities, expenses related to True Sale of Receivables (“TSR”) programs and bank fees.

2     Includes amounts related to discontinued operations for the year ended December 31, 2010 (see note 5).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 20: INCOME TAX

Income tax expense (benefit)

The components of income tax expense (benefit) for each of the years ended December 31, 2010, 2011 and 2012, respectively, are summarized as follows:

	Year ended December 31,
	2010	2011	2012
Total current tax expense	821	1,018	502
Total deferred tax expense (benefit)	(2,325)	(139)	(2,408)
Total income tax expense (benefit)	(1,504)	879	(1,906)

The following table reconciles the income tax expense (benefit) to the statutory tax expense (benefit) as calculated:

	Year ended December 31,
	2010	2011	2012
Net income (loss) (including non-controlling interests)	3,102	2,417	(3,469)
Discontinued operations	338	(461)	-
Income tax expense (benefit)	(1,504)	879	(1,906)
Income (loss) before tax :	1,936	2,835	(5,375)
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries	(1,278)	91	(2,116)
Permanent items	(294)	(29)	(9,635)
Rate changes	(190)	-	(79)
Net change in measurement of deferred tax assets	323	483	9,708
Effects of tax holiday	28	26	-
Effects of foreign currency translation	(147)	143	(23)
Tax credits	(141)	(196)	(27)
Other taxes	155	243	168
Others	40	118	98
Income tax expense (benefit)	(1,504)	879	(1,906)

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8% until December 31, 2012 – 29.22% as from 2013), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits.

Permanent items

The permanent items consist of:

	Year ended December 31,
	2010	2011	2012
Notional Interest Deduction	(733)	(706)	(154)
Juros sobre o Capital Próprio (“JSCP”)	(51)	-	(2)
Interest recapture	554	602	294
Non tax deductible goodwill impairment	-	-	1,260
Tax deductible write-down on shares	-	-	(11,083)
Non tax deductible provisions	-	(20)	-
Other permanent items	(64)	95	50
Total permanent items	(294)	(29)	(9,635)

Notional Interest Deduction (“NID”): Corporate taxpayers in Belgium can benefit from a tax deduction corresponding to an amount of interest which is calculated based on their (adjusted) equity as determined in conformity with general accepted accounting principles in Belgium, which differs from IFRS. The applicable interest rate used in calculating this tax deduction is 3% for 2012. Excess NID build up as from 2012 cannot be carried forward anymore whereas excess NID related to the period before 2012 can be carried forward within certain limits.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Juros sobre o Capital Próprio (“JSCP”): Corporate taxpayers in Brazil, who distribute a dividend can benefit from a tax deduction corresponding to an amount of interest calculated as a yield on capital. The deduction is determined as the lower of the interest as calculated by application of the Brazilian long term interest rate on the opening balance of capital and reserves, and 50% of the income for the year or accumulated profits from the previous year. For book purposes, this distribution of interest on capital is regarded as a dividend distribution, while for Brazilian tax purposes it is regarded as tax deductible interest.

Interest recapture: Based on a specific provision in the Luxembourg tax law, interest expenses on loans contracted to acquire a participation (‘tainted debt’) are not tax deductible when (tax exempt) dividend payments are received and/or capital gains are realized that can be linked to the tainted debt. The interest expenses are only deductible to the extent it exceeds the tax exempt income arising from the participation. In case of tax exempt capital gains, expenses related to the participations and any prior deductible write-downs in the value of the participation which have previously reduced the Luxembourg taxable base, become taxable (claw-back).

Non tax deductible goodwill impairment: In December 2012 ArcelorMittal has partially impaired the goodwill in its European businesses for a total amount of 4.3 billion, due to a weaker macro economic and market environment in Europe. This follows the completion of its yearly goodwill impairment test, as required by IFRS.

Tax deductible write-down on shares: In connection with the group impairment test for goodwill and property, plant and equipment (“PP&E”), the recoverability of carrying amounts of investments was also reviewed, resulting in write-down of the value of shares of consolidated subsidiaries in Luxembourg which is principally tax deductible.

Rate changes

The 2010 tax benefit from rate changes of (190) mainly results from the decrease of the substantively enacted corporate income tax rate in Ukraine of (260), partially offset by changes in the substantively enacted corporate income tax rate in Kazakhstan of 30 and Luxembourg of 40.

The 2012 tax benefit from rate changes of (79) results from the increase of the substantively enacted corporate income tax rate in Luxembourg.

Net change in measurement of deferred tax assets

The 2010 net change in measurement of deferred tax assets of 323 primarily consists of tax expense of 447 due to not recognizing and derecognizing certain deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other temporary differences of previous years of (124).

The 2011 net change in measurement of deferred tax assets of 483 primarily consists of tax expense of 672 due to not recognizing and derecognizing certain deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other temporary differences of previous years of (189).

The 2012 net change in measurement of deferred tax assets of 9,708 primarily consists of tax expense of 8,708 due to the unrecognized part of deferred tax assets on write-down of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 1,102 due to unrecognition and derecognition of other deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other temporary differences of previous years of (102).

Effects of foreign currency translation

The effects of foreign currency translation of (147), 143 and (23) at December 31, 2010, 2011 and 2012, respectively, pertain to certain entities with a different functional currency than the currency applied for tax filing purposes.

Tax credits

The tax credits of (141), (196) and (27) in 2010, 2011 and 2012 respectively are mainly attributable to our operating subsidiaries in Spain and Brazil. They relate to credits claimed on research and development, credits on foreign investment and tax sparing credits.

Other taxes

Other taxes mainly include withholding taxes on dividends, services, royalties and interests of 60, 59 and 79, as well as mining duties in Canada of 117, 177 and 92 and flat tax in Mexico of (30), (30) and (17) in 2010, 2011 and 2012 respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Others

The 2011 others of 118 primarily consists of provision for uncertain tax position concerning permanent business establishment in Italy of 88 (see Note 25 to ArcelorMittal’s consolidated financial statements) and tax expense of 30 relating to other items.

The 2012 others of 98 primarily consists of a settlement agreement with regard to non tax deductible interest expenses as a result of a tax audit in Spain of 55, provision for uncertain tax positions of 18 and tax expense of 25 relating to other items.

    Income tax recorded directly in equity

Income tax recognized in equity for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
Recognized in other comprehensive income on:
Current tax expense (benefit)
Foreign currency translation adjustments	49	12	(3)
	49	12	(3)
Deferred tax expense (benefit)
Unrealized gain (loss) on available-for-sale securities	(19)	(1)	-
Unrealized gain (loss) on derivative financial instruments	(122)	(88)	(210)
Call options on ArcelorMittal shares	(126)	-	-
Recognized actuarial gain (loss)	(72)	(138)	(72)
Foreign currency translation adjustments	74	9	79
	(265)	(218)	(203)
	(216)	(206)	(206)
Recognized in additional paid-in capital on:
Deferred tax benefit
Movements on treasury shares	(267)	-	-
Recognized in non-controlling interests on:
Deferred tax expense (benefit)
Issuance of bonds mandatorily convertible in shares of subsidiaries	-	3	(1)
	(483)	(203)	(207)

    Uncertain tax positions

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments. In certain of these jurisdictions, ArcelorMittal has taken income tax positions that management believes are supportable and are intended to withstand challenge by tax authorities. Some of these positions are inherently uncertain and include those relating to transfer pricing matters and the interpretation of income tax laws applied to complex transactions. The Company periodically reassesses its tax positions. Changes to the financial statement recognition, measurement, and disclosure of tax positions is based on management’s best judgment given any changes in the facts, circumstances, information available and applicable tax laws. Considering all available information and the history of resolving income tax uncertainties, the Company believes that the ultimate resolution of such matters will not have a material effect on the Company’s financial position, statements of operations or cash flows.

    Deferred tax assets and liabilities

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2011	2012	2011	2012	2011	2012
Intangible assets	202	67	(1,141)	(1,204)	(939)	(1,137)
Property, plant and equipment	290	354	(8,044)	(8,325)	(7,754)	(7,971)
Inventories	798	728	(652)	(560)	146	168
Available-for-sale financial assets	-	1	(1)	(1)	(1)	-
Financial instruments	131	207	(149)	(144)	(18)	63
Other assets	595	524	(515)	(680)	80	(156)
Provisions	2,652	2,439	(640)	(647)	2,012	1,792
Other liabilities	1,105	837	(1,753)	(898)	(648)	(61)
Tax losses carried forward	9,208	12,160	-	-	9,208	12,160
Tax credits and other tax benefits carried forward	662	522	-	-	662	522
Untaxed reserves	-	-	(42)	(117)	(42)	(117)
Deferred tax assets / (liabilities)	15,643	17,839	(12,937)	(12,576)	2,706	5,263

Deferred tax assets					6,164	8,221
Deferred tax liabilities					(3,458)	(2,958)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Deferred tax assets not recognized by the Company as of December 31, 2011 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	36,400	10,787	9,208	1,579
Tax credits and other tax benefits carried forward	1,539	986	662	324
Other temporary differences	23,997	7,036	5,773	1,263
Total		18,809	15,643	3,166

Deferred tax assets not recognized by the Company as of December 31, 2012 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	77,960	22,707	12,160	10,547
Tax credits and other tax benefits carried forward	2,121	1,407	522	885
Other temporary differences	22,285	6,607	5,157	1,450
Total		30,721	17,839	12,882

As of December 31, 2012, the majority of the deferred tax assets not recognized relate to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Brazil, Luxembourg, Mexico, the Netherlands, Spain and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidated group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income.

The 2012 increase in tax losses carried forward relates primarily to 37.7 billion write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of the ArcelorMittal group’s holding companies in Luxembourg. Under the Luxembourg tax legislation a tax consolidation is allowed.  Those investments were being carried at market values that had been established following the combination in 2006 of Mittal Steel and Arcelor.  Such write-down charges, which are tax deductible under the Luxembourgish legislation and can be carried forward indefinitely, reflect the downward revision of expected underlying future cash flows in the context of a weaker macro-economic and market environment primarily in Europe and expectations that it will persist over the near and medium term.

The total amount of accumulated tax losses in Luxembourg amounts to approximately 52.7 billion as of December 31, 2012, related to which 8.3 billion has been recognized as deferred tax asset at the applicable income tax rate in Luxembourg.  The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for the tax losses carried forward in Luxembourg. As part of its assessment the Company has taken into account (i) its most recent forecast approved by management, (ii) the reorganization effected during 2012 under which the amount of deductible interest charges in Luxembourg on intra group loans has been significantly reduced, (iii) the fact that during 2012 ArcelorMittal in Luxembourg became the main provider of funding to the Group’s consolidated subsidiaries, leading to recognition of significant amounts of taxable interest income and (iv) other significant and reliable sources of income derived from distribution and procurement centers located in Luxembourg for many of ArcelorMittal’s European and worldwide operating subsidiaries.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

At December 31, 2012, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 8,221 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 8,221 is at least 31,075. Historically, the Company has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. In the event that a history of recent losses is present, the Company relied on convincing other positive evidence such as the character of (historical) losses and tax planning to support the deferred tax assets recognized.

Until 2010 ArcelorMittal recorded approximately 35 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. These liabilities have been re-estimated at approximately 23 for the period ended December 31, 2011 and December 31, 2012. For investments in subsidiaries, branches and associates and investments, that are not expected to reverse in the foreseeable future, the aggregate amount of deferred tax liabilities that is not recognized is approximately 12,299. Out of that amount 11,141 relates to the potential reversal of the tax deductible write-down on shares, for which ArcelorMittal envisages restructuring in the short term with the result that the tax deductible write-down on shares will become permanent.

    Tax losses, tax credits and other tax benefits carried forward

At December 31, 2012, the Company had total estimated tax losses carried forward of 77,960.

Such amount includes net operating losses of 9,332 primarily related to subsidiaries in Canada, Poland, Romania, Spain and the United States, which expire as follows:

Year expiring	Amount
2013	205
2014	789
2015	133
2016	367
2017	229
2018 - 2032	7,609
Total	9,332

The remaining tax losses carried forward of 68,628 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Germany and Luxembourg.

At December 31, 2012, the Company also had total estimated tax credits and other tax benefits carried forward of 2,121, of which 522 recognized and 885 unrecognized. Tax credits and other tax benefits of 315 expire within the next 5 years, 505 in years 2018-2034, and the remainder has no expiry date.

Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.

NOTE 21: PROVISIONS

The movements of provisions were as follows:

	Balance at December 31, 2010	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2011
Environmental (see note 25)	730	85	(61)	36	(57)	733
Asset retirement obligations (see note 25)	346	22	(14)	10	6	370
Site restoration	85	29	(25)	-	(1)	88
Staff related obligations	152	53	(53)	-	1	153
Voluntary separation plans [1]	81	123	(110)	-	9	103
Litigation and other (see note 25)	1,071	196	(295)	-	(68)	904
Tax claims	274	144	(17)	-	(70)	331
Competition/Antitrust claims	234	1	(228)	-	(7)	-
Other legal claims	263	51	(50)	-	9	273
Other unasserted claims[2]	300	-	-	-	-	300
Commercial agreements and onerous contracts	213	62	(141)	3	(9)	128
Other [3]	407	125	(166)	3	(31)	338
	3,085	695	(865)	52	(150)	2,817
Short-term provisions	1,346					1,214
Long-term provisions	1,739					1,603
	3,085					2,817

	Balance at December 31, 2011	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2012
Environmental (see note 25)	733	210	(103)	3	20	863
Asset retirement obligations (see note 25)	370	172	(1)	-	8	549
Site restoration	88	38	(15)	-	(18)	93
Staff related obligations	153	82	(69)	-	-	166
Voluntary separation plans [1]	103	213	(181)	-	26	161
Litigation and other (see note 25)	904	221	(246)	1	46	926
Tax claims	331	102	(113)	-	14	334
Other legal claims	273	119	(133)	1	32	292
Other unasserted claims[2]	300	-	-	-	-	300
Commercial agreements and onerous contracts	128	44	(71)	10	(19)	92
Other [3]	338	96	(130)	-	(96)	208
	2,817	1,076	(816)	14	(33)	3,058
Short-term provisions	1,214					1,194
Long-term provisions	1,603					1,864
	2,817					3,058

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1       In 2011, new voluntary separation plans were launched in Romania, Ukraine, Kazakhstan, Czech Republic and France. As of December 2011, the outstanding balance relates primarily to the plans in Romania, Czech Republic, USA and France. In 2012, new voluntary separation plans were announced in Spain, Poland, Bosnia and Herzegovina, Romania, Kazakhstan, Netherlands, Belgium and Czech Republic. The outstanding provision relates to remaining plans primarily in Spain, France, Bosnia and Herzegovina and Netherlands, which are expected to be settled within one year.

2       The provision presented as “other unasserted claims” relates to a commercial dispute in respect of which no legal action has commenced.

3       Other includes provisions for technical warranties, guarantees.

There are uncertainties regarding the timing and amount of the provisions above. Changes in underlying facts and circumstances for each provision could result in differences in the amounts provided for and the actual outflows. In general, provisions are presented on a non-discounted basis due to the uncertainties regarding the timing or the short period of their expected consumption.

Environmental provisions have been estimated based on internal and third-party estimates of contaminations, available remediation technology, and environmental regulations. Estimates are subject to revision as further information develops or circumstances change. These provisions are expected to be consumed over a period of 20 years. The increase in 2012 is related to restructuring costs largely associated with asset optimization and affecting primarily Flat Carbon Europe (including the closure of the primary facilities at the Liège site of ArcelorMittal Belgium and Long Carbon Europe operations).

Provisions for site restoration are related to costs incurred for dismantling of site facilities, mainly in France.

Provisions for staff related obligations concern primarily USA and Brazil and are related to various employees’ compensations.

Provisions for litigation related to probable losses that have been incurred due to a present legal or constructive obligation are expected to be settled in a period of one to four years. Discussion regarding legal matters is provided in note 25.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Provisions for onerous contracts are related to unavoidable costs of meeting obligations exceeding expected economic benefits under certain contracts. The provision is recognized for the amount of the expected net loss or the cost of fulfilling the contract.

NOTE 22: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities are comprised of the following as of December 31:

	2011	2012
Accrued payroll and employee related expenses	1,882	2,007
Collection under TSR programs	1,287	1,347
Payable from acquisition of intangible, tangible & financial assets	1,190	961
Other suppliers payables	1,107	1,202
Derivative instruments	222	308
Other amounts due to public authorities	733	742
Unearned revenue and accrued payables	218	161
Total	6,639	6,728

NOTE 23: COMMITMENTS

The Company’s commitments consist of the following:

	December 31,
	2011	2012
Purchase commitments	22,138	17,566
Guarantees, pledges and other collateral	3,455	3,700
Non-cancellable operating leases	2,413	2,269
Capital expenditure commitments	1,119	1,010
Other commitments	3,455	3,022
Total	32,580	27,567

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, as well as freight contracts.

Purchase commitments include commitments given to associates for 1,167 and 683 as of December 31, 2011 and 2012, respectively. There were no purchase commitments relating to joint ventures.

Guarantees, pledges and other collateral

Guarantees are mainly related to letters of credit, sureties, first demand guarantees and documentary guarantees used in the normal course of business to guarantee performance obligations. They also include 18 and 18 of guarantees in relation to debt of non-consolidated entities as of December 31, 2011 and 2012, respectively. Pledges and other collateral mainly relate to mortgages entered into by the Company’s Operating Subsidiaries.

Guarantees, pledges and other collateral include commitments given to associates for 25 and 19 as of December 31, 2011 and 2012, respectively. Additionally, on December 31, 2012 guarantees given to third parties on behalf of joint ventures amounted to 216.

Non-cancellable operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2012 according to maturity periods are as follows:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Less than 1 year	379
1-3 years	566
4-5 years	457
More than 5 years	868
Total	2,269

The operating leases expense was 471, 430 and 452 in 2010, 2011 and 2012, respectively. The non-cancellable operating leases commitments are mainly related to plant, machinery and equipment (1,901), land (214) and buildings (82).

Capital expenditure commitments

Capital expenditure commitments are mainly related to the following:

ArcelorMittal Temirtau committed to expand the production capacity from 4 million tons to 6 million tons (220) and committed, since 2008, to improve the safety and security in the mining area (104).

ArcelorMittal committed to invest in a new Sintering plant in Ukraine (339).

ArcelorMittal Liberia committed to expand the production capacity to 15 million tonnes per annum (286).

Other commitments given

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, credit lines confirmed to customers but not drawn and commitments relating to grants.

NOTE 24: DEFERRED EMPLOYEE BENEFITS

ArcelorMittal’s Operating Subsidiaries sponsor different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally healthcare. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the statements of financial position are based on a number of assumptions and factors such as the discount rate, expected compensation increases, actual return on plan assets and future healthcare cost trends and market value of the underlying assets.

Collective labor agreements (“CLAs”) entered into or renewed during 2012 include Mexico, Brazil, Argentina, Ukraine, Kazakhstan, Romania, France, Germany, Belgium, Canada, Bosnia and Algeria.

Pension Plans

A summary of the significant defined benefit pension plans is as follows:

U.S.

ArcelorMittal USA’s Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 18% of its employees. Certain non-represented salaried employees hired before 2003 also receive pension benefits. Benefits for most non-represented employees who receive pension benefits are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service. This plan is closed to new participants.

Represented employees hired after November 2005 and for employees at locations which were acquired from International Steel Group Inc. receive defined pension benefits through a multiemployer pension plan that is accounted for as a defined contribution plan, due to the limited information made available to each of the 525 different participating employers. ArcelorMittal USA makes contributions to this multi-employer plan in the amount of $2.65 per contributory hour.

The labor contract with the United Steelworkers (the “USW”) for 14 of the Company’s facilities in the United States expired on September 1, 2012. ArcelorMittal USA and the USW agreed to a new three-year labor contract with the Company’s unionized employees in the United States. The Company and the USW will continue their dialogue concerning the competitiveness and sustainability of the Company’s U.S. operations.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Canada

The primary pension plans are those of ArcelorMittal Dofasco and ArcelorMittal Mines Canada. The ArcelorMittal Dofasco pension plan is a hybrid plan providing the benefits of both a defined benefit and defined contribution pension plan. The defined contribution component is financed by both employer and employee contributions. The employer’s defined contribution is based on a percentage of company profits. The hybrid plan was closed for new hires on December 31, 2011 and replaced by a new defined contribution pension plan.

On March 9, 2012, ArcelorMittal performed a number of changes to the pension plan and health and dental benefits in its subsidiary ArcelorMittal Dofasco in Canada. Employees were transitioned from an existing defined benefit pension plan to a new defined contribution plan. The changes resulted in a curtailment gain of 285 recorded in cost of sales and selling, general and administrative expenses in the statements of operations.

The ArcelorMittal Mines Canada defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service. This plan was closed for new hires on December 31, 2009 and replaced by a defined contribution pension plan with contributions related to age and services. The ArcelorMittal Mines Canada hourly workers’ defined benefit plan is a unionized plan and is still open to new hires.

ArcelorMittal Mines Canada entered into a six-year CLA during the second quarter of 2011. In addition to setting salaries and conditions of employment for the duration of the agreement, provisions relating to health and safety, productivity improvement and flexibility were included. Management expects this agreement to contribute to labor stability during the expansion of ArcelorMittal Mines Canada’s capacity during the coming years.

Brazil

The primary defined benefit plans, financed through trust funds, have been closed to new entrants. Brazilian entities have all established defined contribution plans that are financed by employer and employee contributions.

Europe

Certain European Operating Subsidiaries maintain primarily unfunded defined benefit pension plans for a certain number of employees. Benefits are based on such employees’ length of service and applicable pension table under the terms of individual agreements. Some of these unfunded plans have been closed to new entrants and replaced by defined contributions pension plans for active members financed by employer and employee contributions.

In ArcelorMittal Belgium - Gent site, the reform in 2012 of the post-employment plans for employees resulted in the closing of the defined benefit plan for new hires. The Company realized a curtailment gain as changes in employee status no longer result in retroactive obligations and recognized a non-recurrent profit of 28 in operating income.

South Africa

There are two primary defined benefit pension plans. These plans are closed to new entrants. The assets are held in pension funds under the control of the trustees and both funds are wholly funded for qualifying employees. South African entities have also implemented defined contributions pension plans that are financed by employers’ and employees’ contributions.

Other

A limited number of funded defined benefit plans are in place in countries where funding of multi-employer pension plans is mandatory.

The majority of the funded defined benefit payments described earlier provide benefit payments from trustee-administered funds. ArcelorMittal also sponsors a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trusts are legally separated from the Company and are governed by local regulations and practice in each country, as is the nature of the relationship between the Company and the governing bodies and their composition. In general terms, governing bodies are required by law to act in the best interest of the plan members and are responsible for certain tasks related to the plan (e.g. setting the plans' investment policy).

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2011
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	41%	57%	8%	7%	41%	39%
- Asset classes that have a quoted market price in an active market	32%	50%	8%	7%	41%	9%
- Asset classes that do not have a quoted market price in an active market	9%	7%	-	-	-	30%
Fixed Income Securities (including cash)	36%	41%	91%	83%	59%	61%
- Asset classes that have a quoted market price in an active market	4%	35%	91%	82%	59%	8%
- Asset classes that do not have a quoted market price in an active market	32%	6%	-	1%	-	53%
Real Estate	5%	-	-	1%	-	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	-	-
- Asset classes that do not have a quoted market price in an active market	5%	-	-	1%	-	-
Other	18%	2%	1%	9%	-	-
- Asset classes that have a quoted market price in an active market	-	2%	-	5%	-	-
- Asset classes that do not have a quoted market price in an active market	18%	-	1%	4%	-	-
Total	100%	100%	100%	100%	100%	100%

	December 31, 2012
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	46%	57%	8%	7%	49%	42%
- Asset classes that have a quoted market price in an active market	34%	51%	8%	7%	49%	9%
- Asset classes that do not have a quoted market price in an active market	12%	6%	-	-	-	33%
Fixed Income Securities (including cash)	37%	41%	91%	74%	51%	58%
- Asset classes that have a quoted market price in an active market	4%	36%	91%	72%	51%	5%
- Asset classes that do not have a quoted market price in an active market	33%	5%	-	2%	-	53%
Real Estate	4%	-	-	1%	-	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	-	-
- Asset classes that do not have a quoted market price in an active market	4%	-	-	1%	-	-
Other	13%	2%	1%	18%	-	-
- Asset classes that have a quoted market price in an active market	-	2%	-	5%	-	-
- Asset classes that do not have a quoted market price in an active market	13%	-	1%	13%	-	-
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

These assets include investments in ArcelorMittal stock of approximately 30, but not in property or other assets occupied or used by ArcelorMittal. These assets may also include ArcelorMittal shares held by mutual fund investments. The invested assets produced an actual return of 221 and 939 in 2011 and 2012, respectively.

The Finance and Retirement Committees of the Boards of Directors for the respective Operating Subsidiaries have general supervisory authority over the respective trust funds. These committees have established asset allocation targets as described below. These targets are considered benchmarks and are not mandatory.

	December 31, 2012
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	63%	57%	8%	7%	25%	40%
Fixed Income Securities (including cash)	23%	43%	90%	74%	60%	59%
Real Estate	5%	-	-	1%	-	-
Other	9%	-	2%	18%	15%	1%
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the reconciliation of defined benefit obligation (“DBO”), plan assets and statements of financial position.

		Year Ended December 31, 2011
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	11,446	3,551	3,261	902	2,335	1,091	306
	Current service cost	167	45	59	12	39	-	12
	Interest cost on DBO	665	173	186	93	110	78	25
	Past service cost - Plan amendments	57	-	20	-	37	-	-
	Plan participants’ contribution	4	-	1	2	-	-	1
	Divestitures[1]	(189)	-	-	(102)	(87)	-	-
	Curtailments and settlements	(7)	-	-	-	(3)	-	(4)
	Actuarial (gain) loss	618	266	245	81	2	18	6
	Demographic assumptions	70	(3)	38	1	(1)	-	35
	Financial assumptions	501	275	197	37	(6)	9	(11)
	Experience adjustment	47	(6)	10	43	9	9	(18)
	Benefits paid	(792)	(243)	(197)	(53)	(173)	(105)	(21)
	Foreign currency exchange rate differences and other movements	(393)	-	(45)	(55)	(80)	(209)	(4)
	Benefit obligation at end of the period	11,576	3,792	3,530	880	2,180	873	321

	Change in plan assets
	Fair value of plan assets at beginning of the period	7,997	2,337	2,822	986	624	1,120	108
	Interest income on plan assets	497	115	166	88	40	82	6
	Return on plan assets greater/(less) than discount rate	(281)	(109)	(173)	(3)	(4)	4	4
	Employer contribution	443	100	279	16	47	-	1
	Plan participants’ contribution	4	-	1	2	-	-	1
	Divestitures[1]	(186)	-	-	(186)	-	-	-
	Benefits paid	(655)	(239)	(196)	(53)	(58)	(105)	(4)
	Foreign currency exchange rate differences and other movements	(352)	-	(33)	(49)	(51)	(216)	(3)
	Fair value of plan assets at end of the period	7,467	2,204	2,866	801	598	885	113

	Present value of the wholly or partly funded obligation	(10,182)	(3,761)	(3,514)	(880)	(1,053)	(873)	(101)
	Fair value of plan assets	7,467	2,204	2,866	801	598	885	113
	Net present value of the wholly or partly funded obligation	(2,715)	(1,557)	(648)	(79)	(455)	12	12
	Present value of the unfunded obligation	(1,394)	(31)	(16)	-	(1,127)	-	(220)
	Prepaid due to unrecoverable surpluses	(79)	-	-	(64)	(3)	(12)	-
	Net amount recognized	(4,188)	(1,588)	(664)	(143)	(1,585)	-	(208)

	Net assets related to funded obligations	15	-	3	-	-	-	12
	Recognized liabilities	(4,203)	(1,588)	(667)	(143)	(1,585)	-	(220)

	Change in unrecoverable surplus
	Unrecoverable surplus at beginning of the period	(95)	-	-	(63)	(3)	(29)	-
	Interest cost on unrecoverable surplus	(11)	-	-	(7)	-	(4)	-
	Change in unrecoverable surplus in excess of interest	18	-	-	2	-	16	-
	Exchange rates changes	9	-	-	4	-	5	-
	Unrecoverable surplus at end of the period	(79)	-	-	(64)	(3)	(12)	-

1	Divestitures are mainly related to the spin-off of Aperam

	Year Ended December 31, 2012
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Change in benefit obligation
Benefit obligation at beginning of the period	11,576	3,792	3,530	880	2,180	873	321
Current service cost	175	55	62	10	36	-	12
Interest cost on DBO	619	158	175	90	106	69	21
Past service cost - Plan amendments	(30)	12	(43)	-	1	-	-
Plan participants’ contribution	5	-	1	2	1	-	1
Curtailments and settlements	(133)	-	(94)	-	(32)	-	(7)
Actuarial (gain) loss	1,631	205	512	221	620	60	13
Demographic assumptions	150	49	(6)	(35)	142	-	-
Financial assumptions	1,233	132	317	194	497	81	12
Experience adjustment	248	24	201	62	(19)	(21)	1
Benefits paid	(775)	(246)	(208)	(56)	(153)	(89)	(23)
Foreign currency exchange rate differences and other movements	(62)	-	97	(156)	58	(31)	(30)
Benefit obligation at end of the period	13,006	3,976	4,032	991	2,817	882	308

Change in plan assets
Fair value of plan assets at beginning of the period	7,467	2,204	2,866	801	598	885	113
Interest income on plan assets	445	101	152	76	34	75	7
Return on plan assets greater/(less) than discount rate	455	165	76	21	111	76	6
Employer contribution	579	287	243	15	33	-	1
Plan participants’ contribution	5	-	1	2	1	-	1
Benefits paid	(640)	(241)	(206)	(56)	(44)	(89)	(4)
Foreign currency exchange rate differences and other movements	(3)	-	78	(124)	76	(33)	-
Fair value of plan assets at end of the period	8,308	2,516	3,210	735	809	914	124

Present value of the wholly or partly funded obligation	(11,405)	(3,940)	(4,016)	(991)	(1,459)	(882)	(117)
Fair value of plan assets	8,308	2,516	3,210	735	809	914	124
Net present value of the wholly or partly funded obligation	(3,097)	(1,424)	(806)	(256)	(650)	32	7
Present value of the unfunded obligation	(1,601)	(36)	(16)	-	(1,358)	-	(191)
Prepaid due to unrecoverable surpluses	(62)	-	-	(27)	(3)	(32)	-
Net amount recognized	(4,760)	(1,460)	(822)	(283)	(2,011)	-	(184)

Net assets related to funded obligations	14	-	6	-	-	-	8
Recognized liabilities	(4,774)	(1,460)	(828)	(283)	(2,011)	-	(192)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(79)	-	-	(64)	(3)	(12)	-
Interest cost on unrecoverable surplus	(11)	-	-	(5)	-	(6)	-
Change in unrecoverable surplus in excess of interest	20	-	-	36	-	(16)	-
Exchange rates changes	8	-	-	6	-	2	-
Unrecoverable surplus at end of the period	(62)	-	-	(27)	(3)	(32)	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2010
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	156	49	50	11	36	-	10
Past service cost - Plan amendments	40	-	15	-	3	-	22
Past service cost - Curtailments	(6)	-	-	-	2	-	(8)
Net interest cost/(income) on net DB liability/(asset)	178	61	15	7	82	-	13
Total	368	110	80	18	123	-	37

Amount included above related to discontinued operations	4	-	-	-	4	-	-

	Year Ended December 31, 2011
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	167	45	59	12	39	-	12
Past service cost - Plan amendments	57	-	20	-	37	-	-
Past service cost - Curtailments	(7)	-	-	-	(3)	-	(4)
Net interest cost/(income) on net DB liability/(asset)	179	58	20	12	70	-	19
Total	396	103	99	24	143	-	27

	Year Ended December 31, 2012
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	175	55	62	10	36	-	12
Past service cost - Plan amendments	(30)	12	(43)	-	1	-	-
Past service cost - Curtailments	(133)	-	(94)	-	(32)	-	(7)
Net interest cost/(income) on net DB liability/(asset)	185	57	23	19	72	-	14
Total	197	124	(52)	29	77	-	19

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other post-employment benefits

ArcelorMittal’s principal Operating Subsidiaries in the U.S., Canada and Europe, among certain others, provide other post-employment benefits (“OPEB”), including medical benefits and life insurance benefits, to retirees. Substantially all union-represented ArcelorMittal USA employees are covered under post-employment life insurance and medical benefit plans that require a level of cost share from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on a specific amount for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits.

The current labor agreement between ArcelorMittal USA and the United Steelworkers requires payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust at a fixed amount of 25 per quarter. The VEBA primarily provides limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Additionally, ArcelorMittal USA’s retiree health care costs are capped at the 2008 per capita level for years 2010 and after.  The VEBA can be utilized to the extent funds are available for costs in excess of the cap for these retirees.  An agreement with the union allowed ArcelorMittal USA to defer quarterly contributions in 2009 and for the first three quarters of 2010. Payments resumed in the fourth quarter of 2010. These deferred contributions were fully paid in 2012. In 2012, the VEBA was renewed for a period of 3 years without any significant benefit amendments.

 The Company has significant assets mostly in the aforementioned VEBA post-employment benefit plans. These assets consist of 70% in fixed income and 30% in equities and alternatives. The total fair value of the assets in the VEBA trust was 644 as of December 31, 2012.

Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

		Year Ended December 31, 2011
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	6,277	4,601	885	3	673	115
	Current service cost	77	33	13	-	23	8
	Interest cost on DBO	327	237	50	-	30	10
	Past service cost - Plan amendments	19	-	4	-	15	-
	Plan participants’ contribution	28	28	-	-	-	-
	Divestitures[1]	(68)	-	-	(3)	(65)	-
	Curtailments and settlements	(32)	-	(1)	-	(31)	-
	Actuarial (gain) loss	363	289	59	-	(38)	53
	Demographic assumptions	(166)	(169)	4	-	(1)	-
	Financial assumptions	529	480	60	-	(27)	16
	Experience adjustment	-	(22)	(5)	-	(10)	37
	Benefits paid	(327)	(235)	(45)	-	(37)	(10)
	Foreign currency exchange rate differences and other movements	(45)	-	(17)	-	(22)	(6)
	Benefit obligation at end of the period	6,619	4,953	948	-	548	170

	Change in plan assets
	Fair value of plan assets at beginning of the period	517	502	-	-	15	-
	Interest income on plan assets	25	24	-	-	1	-
	Return on plan assets greater/(less) than discount rate	(20)	(19)	-	-	(1)	-
	Employer contribution	209	209	-	-	-	-
	Plan participants’ contribution	28	28	-	-	-	-
	Benefits paid	(230)	(230)	-	-	-	-
	Fair value of plan assets at end of the period	529	514	-	-	15	-

	Present value of the wholly or partly funded obligation	(1,427)	(1,344)	-	-	(83)	-
	Fair value of plan assets	529	514	-	-	15	-
	Net present value of the wholly or partly funded obligation	(898)	(830)	-	-	(68)	-
	Present value of the unfunded obligation	(5,192)	(3,609)	(948)	-	(465)	(170)
	Net amount recognized	(6,090)	(4,439)	(948)	-	(533)	(170)

1	Divestitures are mainly related to the spin-off of Aperam

		Year Ended December 31, 2012
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	6,619	4,953	948	-	548	170
	Current service cost	86	42	12	-	21	11
	Interest cost on DBO	298	215	42	-	28	13
	Past service cost - Plan amendments	(148)	10	(163)	-	1	4
	Plan participants’ contribution	23	23	-	-	-	-
	Curtailments and settlements	(1)	-	-	-	(1)	-
	Actuarial (gain) loss	114	(75)	60	-	104	25
	Demographic assumptions	(563)	(356)	(206)	-	5	(6)
	Financial assumptions	442	225	84	-	108	25
	Experience adjustment	235	56	182	-	(9)	6
	Benefits paid	(334)	(233)	(53)	-	(36)	(12)
	Foreign currency exchange rate differences and other movements	77	-	24	-	24	29
	Benefit obligation at end of the period	6,734	4,935	870	-	689	240

	Change in plan assets
	Fair value of plan assets at beginning of the period	529	514	-	-	15	-
	Interest income on plan assets	21	20	-	-	1	-
	Return on plan assets greater/(less) than discount rate	18	18	-	-	-	-
	Employer contribution	344	344	-	-	-	-
	Plan participants’ contribution	23	23	-	-	-	-
	Benefits paid	(230)	(230)	-	-	-	-
	Foreign currency exchange rate differences and other movements	(1)	-	-	-	(1)	-
	Fair value of plan assets at end of the period	704	689	-	-	15	-

	Present value of the wholly or partly funded obligation	(1,581)	(1,478)	-	-	(103)	-
	Fair value of plan assets	704	689	-	-	15	-
	Net present value of the wholly or partly funded obligation	(877)	(789)	-	-	(88)	-
	Present value of the unfunded obligation	(5,153)	(3,457)	(870)	-	(586)	(240)
	Net amount recognized	(6,030)	(4,246)	(870)	-	(674)	(240)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2010
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Current service cost	68	29	10	-	21	8
Past service cost - Plan amendments	82	-	(1)	-	83	-
Past service cost - Curtailments	(2)	-	(2)	-	-	-
Net interest cost/(income) on net DB liability/(asset)	267	192	51	-	19	5
Actuarial (gains)/losses recognized during the year	33	-	-	-	33	-
Total	448	221	58	-	156	13

Amount included above related to discontinued operations	20	-	-		20	-

	Year Ended December 31, 2011
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Current service cost	77	33	13	-	23	8
Past service cost - Plan amendments	19	-	4	-	15	-
Past service cost - Curtailments	(32)	-	(1)	-	(31)	-
Net interest cost/(income) on net DB liability/(asset)	302	213	50	-	29	10
Actuarial (gains)/losses recognized during the year	(4)	-	-	-	(4)	-
Total	362	246	66	-	32	18

	Year Ended December 31, 2012
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Current service cost	86	42	12	-	21	11
Past service cost - Plan amendments	(148)	10	(163)	-	1	4
Past service cost - Curtailments	(1)	-	-	-	(1)	-
Net interest cost/(income) on net DB liability/(asset)	277	195	42	-	27	13
Actuarial (gains)/losses recognized during the year	32	-	-	-	32	-
Total	246	247	(109)	-	80	28

The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year Ended December 31,
	2010	2011	2012
Net periodic pension cost	368	396	197
Net periodic OPEB cost	448	362	246
Total	816	758	443

Cost of sales	318	216	(19)
Selling, general and administrative expenses	53	61	-
Financing costs - net	445	481	462
Total	816	758	443

Assumptions used to determine benefit obligations at December 31,

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	Pension Plans			Other Post-employment Benefits
	2010	2011	2012	2010	2011	2012
Discount rate
Range	4.75% – 14%	4.3% - 10.46%	3.15% - 10%	4.5% – 10.77%	4% - 7.5%	3.15% - 6.50%
Weighted average	6.02%	5.53%	4.61%	5.30%	4.61%	4.14%
Rate of compensation increase
Range	2.5% – 13%	2.31% - 9.7%	2.38% - 9.72%	2% – 6.32%	2% - 4.5%	2% - 5%
Weighted average	3.86%	3.52%	3.42%	3.27%	3.30%	3.21%

Starting 2011, the Company refined its method of determining the discount rate for the plans domiciled in the Euro zone. In the past, the Company relied on a published index tied to high quality bonds. Under the refined method, the discount rate is derived from a yield curve of high quality bonds with durations that more closely align with the plans' cash flows. This approach, which the Company believes is more consistent with the amount and timing of expected benefit payments, decreased the defined benefit obligation at December 31, 2011 by 167 (60 basis points on the discount rate).

In 2012 the Company changed the yield curve used to determine discount rates for US plans.  In 2011, the Company used a yield curve that included all high quality rated bonds that met certain criteria. In 2012, the Company used a yield curve that included only bonds with yields in the top half of the high quality-rated universe. As a result of the use of this yield curve, the defined benefit obligation decreased by 182 at December 31, 2012. If the Company had used the same yield curve at December 31, 2011, the defined benefit obligation would have been lowered by 436.

Healthcare Cost Trend Rate

	Other Post-employment Benefits
	2010	2011	2012
Healthcare cost trend rate assumed
Range	2.00% – 5.18%	2.00% – 5.38%	2.00% - 5.29%
Weighted average	5.12%	5.23%	5.16%

Cash Contributions and maturity profile of the plans

In 2013, the Company is expecting its cash contributions to amount to 526 for pension plans, 315 for other post employment benefits plans, 199 for defined contribution plans and 67 for U.S. multi-employer plans. Cash contributions to defined contribution plans and to U.S. multi-employer plans sponsored by the Company, were respectively 168 and 67 in 2012.

At December 31, 2012, the weighted average durations of the pension and other post employment benefits plans were 11 years (2011: 11 years) and 13 years (2011: 13 years), respectively.

Statements of Financial Position

Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2011	2012
Pension plan benefits	4,203	4,774
Other post-employment benefits	6,090	6,030
Early retirement benefits	684	583
Other long-term employee benefits	165	241
Total	11,142	11,628

Risks associated with defined benefit plans

Through its defined benefit pension plans and OPEB plans, ArcelorMittal is exposed to a number of risks, the most significant of which are detailed below:

Changes in bond yields

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

Asset Volatility

The plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if plan assets underperform this yield, this will create a deficit. In most countries with funded plans, plan assets hold a significant portion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. As the plans mature, ArcelorMittal intends to reduce the level of investment risk by investing more in assets that better match the liabilities. However, ArcelorMittal believes that due to the long-term nature of the plan liabilities, a level of continuing equity investment is an appropriate element of a long-term strategy to manage the plans efficiently. See below for more details on ArcelorMittal’s asset-liability matching strategy.

Life expectancy

The majority of the plans provide benefits for the life of the covered members, so increases in life expectancy will result in an increase in the plans’ benefit obligations.

Healthcare cost trend rate

The majority of the OPEB plans’ benefit obligations are linked to the change in the cost of various health care components. Future healthcare cost will vary based on several factors including price inflation, utilization rate, technology advances, cost shifting and cost containing mechanisms. An higher healthcare cost trend will lead to higher OPEB plan liabilities.

Multi-employer plans

ArcelorMittal participates in multi-employer pension plans in the U.S. Under multi-employer plans, several participating employers make contributions into a pension plan. The assets of the plan are not limited to the participants of a particular employer. If an employer is unable to make required contributions to the plan, any unfunded obligations may be borne by the remaining employers. Additionally, if an employer withdraws from the plan, it may be required to pay an amount based on the underfunded status of the plan. As of December 31, 2011, the multi-employer pension plan showed a deficit of 863 and a funded ratio of 74%. ArcelorMittal represented roughly 25% of total contributions made to the plan in the past few years.

Sensitivity analysis

The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2012, the defined benefit obligation  for pension plans was 13,006):

	Effect on 2013 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2012 DBO
Change in assumption
100 basis points decrease in discount rate	(40)	1,508
100 basis points increase in discount rate	27	(1,327)
100 basis points decrease in rate of compensation	(25)	(257)
100 basis points increase in rate of compensation	29	281
1 year increase of the expected life of the beneficiaries	17	314

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2012 the DBO for post-employment benefit plans was 6,734):

	Effect on 2013 Pre-Tax pension Expense (sum of service cost and interest cost)	Effect of December 31, 2012 DBO
Change in assumption
100 basis points decrease in discount rate	(13)	929
100 basis points increase in discount rate	9	(775)
100 basis points decrease in healthcare cost trend rate	(39)	(652)
100 basis points increase in healthcare cost trend rate	49	775
1 year increase of the expected life of the beneficiaries	10	208

The above sensitivities reflect the effect of changing one assumption at the time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

In case of the funded pension plans, the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations of the pension plans.

A long-term investment strategy has been set for ArcelorMittal’s major funded pension plans, with its asset allocation comprising of a mixture of equities, bonds, property and other appropriate assets. This recognizes that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, in particular, that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within control ranges agreed upon.

NOTE 25: CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in Note 2.

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, the Company was able to make a reasonable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period. The Company considers it is highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2012, excluding asset retirement obligations, ArcelorMittal had established provisions of 863 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 504 in Europe, 183 in the United States, 144 in South Africa and 32 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 183 (exclusive of asset retirement obligations) to address existing environmental liabilities, of which 21 is for 2013. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include 33, with anticipated spending of 6 during 2013, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).

All of ArcelorMittal’s major operating and former operating sites in the United States are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties. In some cases, soil or groundwater contamination requiring remediation is present at both currently operating and former ArcelorMittal facilities. In other cases, the Company is required to conduct studies to determine the extent of contamination, if any, that exists at these sites.

ArcelorMittal USA is also a potentially responsible party to at least two state and federal Superfund sites. Superfund and analogous U.S. state laws can impose liability for the entire cost of clean-up at a site upon current or former site owners or operators or parties who sent hazardous substances to the site. ArcelorMittal USA may also be named as a potentially responsible party at other sites if its hazardous substances were disposed of at a site that later becomes a Superfund site. The environmental provisions include 2 to address this potential liability.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, Inland Steel Company (predecessor to ArcelorMittal USA) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. In 2012, ArcelorMittal USA entered into a Consent Decree Amendment to the 1993 Consent Decree defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal.  The provisions for environmental liabilities include approximately 18 for such sediment assessment and remediation, and 7 for RCRA Corrective Action at the Indiana Harbor East facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately 44 for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

USA has been funding the treatment trust and it will take several years to reach the current target value of approximately 44. This target value is based on average spending over the last three years. The Company currently expects this rate of spending and the target value to decrease once the operational improvement plans are in place. The trust had a market value of 24 as of December 31, 2012.  Once fully funded, ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. Although a remote possibility, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately 27 for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) air permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The Region V also conducted a series of inspections and issued information requests under the U.S. Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities.  Some of the EPA’s information requests and subsequent allegations relate to recent operations and some relate to acts by former facility owners that occurred 11 to 25 years ago.  In October 2011, EPA issued NOVs to Indiana Harbor West, Indiana Harbor East, Indiana Harbor Long Carbon, Burns Harbor and Cleveland alleging operational noncompliance based primarily on self reported Title V permit concerns.  Compliance data relating to the self reported items indicate that ArcelorMittal’s operations consistently achieve substantial rates of compliance with applicable permits and regulations. Comprehensive settlement discussions with U.S. EPA and affected state agencies involving all of the NOVs occurred in 2012 and are expected to continue in 2013.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total 504 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (140), Belgium (192), Luxembourg (77), Poland (40), Germany (36), Czech Republic (12) and Spain (6). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 140, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and  Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater. Provisions in France also cover the legal site obligations linked to the closure of the steel plant and rolling mill at Gandrange as well as of the wire mill in Lens.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites. The environmental provisions set up at ArcelorMittal Méditerranée mainly correspond to mandatory financial guarantees to operate waste storage installations and coke oven gas holder. It also covers potential further adjustments of tax paid on polluting activities in recent years.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and to the rehabilitation of waste disposal areas at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of 192, of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Luxembourg

In Luxembourg, there is an environmental provision of 77, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to soil treatment to be performed in Terre-Rouge in 2013, elimination of sludge and blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of water ponds and former production sites. A provision of approximately 65 covers these obligations.

ArcelorMittal Belval and Differdange have an environmental provision of approximately 7 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

Poland

ArcelorMittal Poland S.A.’s environmental provision of 40 mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Germany

In Germany, the environmental provision essentially relates to ArcelorMittal Bremen for the post-closure obligations (34) mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Czech Republic

In the Czech Republic, there is an environmental provision of 12, which essentially relates to the post-closure dismantling of buildings and soil remediation at the corresponding areas of the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of 6 due to obligations of sealing landfills located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates and gases that can be generated during the operational phase and a period of 30 years after the closure.

South Africa

ArcelorMittal South Africa has environmental provisions of 144 to be used over 16 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

47 of the provision relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated and encouraging progress being made at the Mooiplaats Quarry site. However, remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed.

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than 69 years, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. 46 of the provision is allocated to this site.

On October 22, 2012, ArcelorMittal South Africa (“AMSA”) received a notice from the Gauteng Department of Agriculture and Rural Development (“GDARD”) requiring certain of its units (including electric arc furnaces, coke batteries, a sinter plant and a foundry) to cease operation. GDARD alleges that these units do not comply with certain conditions of the air emission license for the Vanderbijlpark plant. AMSA had already ceased operating the electric arc furnaces in question prior to receiving this notice. AMSA filed an objection notice with the GDARD on November 21, 2012. The GDARD visited the Vanderbijlpark site on

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

January 24, 2013 and is currently evaluating the Company's objection. In the meantime, all units at the Vanderbijlpark plant (other than the electric arc furnaces mentioned above) affected by these proceedings continue to operate normally.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 33 years. Approximately 38 of the provision is allocated to this site. As with all operating sites of ArcelorMittal South Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for water treatment.

The remainder of the obligation of 13 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater tables.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of 25 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site. Completion of the East Boatslip remediation is one of several projects required under the Canada-Ontario Agreement for Hamilton Harbor to be de-listed as one of the 43 “Areas of Concern” under the Great Lakes Water Quality Agreement between the Governments of Canada and the United States. ArcelorMittal Dofasco has completed preliminary engineering for a containment facility for the material and identified the extent of dredging that will be required. Activities required to secure the necessary environmental approvals for the project are underway, and ArcelorMittal Dofasco expects the project to be completed by 2015.

ArcelorMittal Montreal has an environmental provision of 7 for future capping of hazardous waste cells and disposal of sludge left in ponds after flat mills closure at Contrecoeur.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2012, ArcelorMittal had established provisions for asset retirement obligations of 545, including 155 for Ukraine, 110 for Canada, 85 for Russia, 37 for the United States, 36 for Mexico, 29 for Belgium, 24 for Germany, 23 for South Africa, 18 for Brazil, 12 for Kazakhstan, 12 for Liberia and 3 for Algeria.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining sites in Mont-Wright and Fire lake, and at the facility of Port-Cartier in Quebec, and at the Mary River (“Baffinland”) mining project located on Baffin Island in Nunavut, upon closure of the mine pursuant to the restoring plan of the mines.

The AROs in Russia relate to the rehabilitation of two coal mines operating in the Kuzbass region (i.e., the Berezovskaya and Pervomayskaya mines), upon closure of the mines pursuant to the mining plan. The main areas of environmental remediation are as follows: dismantling of buildings and structures, mined land reclamation, quality control of water pumped out of the mines, monitoring of gas drainage bore-holes, soil and air.

The AROs in the United States principally relate to mine closure costs of the Hibbing and Minorca iron ore mines and Princeton coal mines.

The AROs in Mexico relate to the restoration costs at the closure of the Las Truchas and Sonora iron ore mines.

In Belgium, the AROs are to cover the demolition costs for primary facilities at the Liège sites.

In Germany, AROs principally relate to the Hamburg site, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease, and to the Prosper coke plant in Bottrop for filling the basin, restore the layer and stabilize the shoreline at the harbor.

The AROs in South Africa are for the Pretoria, Vanderbijlpark and Coke and Chemical sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2017 and 2031, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In Kazakhstan, the AROs relate to the restoration obligations of the mines in the coal and the iron ore divisions.

In Liberia, the AROs relate to iron ore mine and associated infrastructure and, specifically, the closure and rehabilitation plan under the current operating phase.

In Algeria, the AROs relate to the restoration obligations for the Ouenza and Boukhadra iron ore mines at the end of the operations.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2012, ArcelorMittal had recorded provisions in the aggregate of 334 for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2012 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and the Cayman Islands. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão received a further tax assessment for 2006 and 2007 in the amount of 300, including amounts related to the first tax assessment regarding the profits of CST’s Madeira and Cayman Island subsidiaries. ArcelorMittal Tubarão filed its defense in April 2011. The first administrative instance issued a decision confirming the amount of the March 2011 tax assessment in March 2012.  ArcelorMittal Tubarão Comercial S.A. filed its appeal in April 2012.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is 52. In February 2012, the first administrative instance issued a decision cancelling the tax assessment.  An appeal on behalf of the social security administration is pending.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. Taking into account interest and currency fluctuations, this amount totaled 792 at December 31, 2012. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance and on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to 224 as of December 31, 2012. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to 77) was due. Both parties have filed an appeal with the second administrative instance.

In 2011, ArcelorMittal Tubarão received 27 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of 56 relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets and ArcelorMittal Tubarão has filed its defense in the administrative instance.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since it was used to buy the shares of its own company; and (iv) CSL over profits of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

controlled companies in Argentina and Costa Rica. The amount claimed totals 685. ArcelorMittal Brasil has filed its defense and the case is in the first administrative instance.

For over ten years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes is calculated), in an amount of 31.9. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at 73.6 as at December 31, 2012.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million in social contributions on various payments, the most significant of which relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively. In three decisions dated December 10, 2012, the arbitration committee hearing the matter found that social contributions in an amount of €15.3 million, €9.9 million and €4.7 million are due in respect of the profit-sharing schemes, stock options and professional fees, respectively. These amounts cover the audits for 2006, 2007 and 2008. These decisions are subject to appeal.

Following audits for 2009, 2010 and 2011 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF commenced formal proceedings in December 2012 for these years alleging that these entities owe €142 million in social contributions (including interest and late fees relating thereto) on various payments, the most significant of which relate to voluntary separation schemes, profit sharing schemes, professional fees and stock options.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year concerning IRAP, which is a local tax, and on March 28, 2011, it issued a further report for 2003-2010 in respect of IRAP, value-added tax (“VAT”) and corporate income tax (“CIT”). On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million, in respect of which ArcelorMittal filed an appeal on May 26, 2011. On December 13, 2011, the tax authorities issued a demand for a payment of 50% of the IRAP tax in an amount of €25 million (including interest). In January 2012, the Milan court accepted ArcelorMittal’s application to suspend the collection process. In April 2012, the Company settled this matter with the Italian tax authorities.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Sagunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 54, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at 8 (including interest). Both parties appealed the decision. On June 15, 2012, the Supreme Court confirmed the first instance judgment, and the case is now closed.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment in a total amount of 57 to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. ArcelorMittal Kryviy Rih appealed the assessment to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryviy Rih and the Tax Authorities filed an appeal.  On June 26, 2012, the Court of Appeal ruled in favor of ArcelorMittal, rejecting the appeal of the Tax Authorities, who on July 13, 2012 filed an appeal in cassation.

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryviy Rih, resulting in a tax claim of approximately 187. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryviy Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. A hearing date has not yet been set for this matter.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2012, ArcelorMittal had not recorded any provisions in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, or (ii) that were resolved in 2012, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery and class certification briefing stage. In addition, two putative class actions on behalf of indirect purchasers have been filed. Both of these have been transferred to the judge hearing the Standard Iron Works cases. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (“CADE”) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of 64. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

A further related action was commenced by Sinduscons, a construction industry union, in federal court in Brasilia  against, inter alia, ArcelorMittal Brasil, in February 2011, claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid on April 25, 2012.

South Africa

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The claimant seeks, among other sanctions, a penalty of 10% of ArcelorMittal South Africa’s sales for 2006 in respect of low carbon wire rod and an order that ArcelorMittal South Africa cease its pricing discrimination. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene, prohibiting, however, the claimant from seeking as relief the imposition of an administrative penalty. In November 2012, a second complaint alleging price discrimination regarding the same product over the 2004 to 2006 period was referred by the Competition Commission to the Competition Tribunal. ArcelorMittal is unable to assess the outcome of these proceedings or the amount of ArcelorMittal South Africa’s potential liability, if any.

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission has decided to appeal the decision of the CAC. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

In March 2012, the South African Competition Commission referred to the Competition Tribunal an allegation that ArcelorMittal South Africa and steel producer Highveld acted by agreement or concerted practice to fix prices and allocate markets over a period of 10 years (1999-2009) in contravention of the South African Competition Act. The case was notified to ArcelorMittal South Africa in April 2012. If imposed, fines could amount to up to 10% of ArcelorMittal South Africa's turnover in the year preceding any final decision by the Competition Tribunal.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2012, ArcelorMittal had recorded provisions of 292 for other legal claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2012, (ii) that constitute a contingent liability, or (iii) that were resolved in 2012, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor East that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor East acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. ArcelorMittal was not ultimately required to enter into a consent decree to clean up portions of the former mining site. In 2012, two of the parties that did execute a consent decree sued other potentially responsible parties, including ArcelorMittal USA, to recover current and future investigation, clean-up and agency response costs.  ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2012, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

Argentina

Over the course of 2007 to 2012, the Customs Office Authority of Argentina (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinean subsidiary, Acindar Industria Argentina de Aceros S.A. (“Acindar”). The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers on 28 different shipments made from 2002 to 2008. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately 79. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as 64. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The expert’s report was issued on November 7, 2011. In December 2012, the parties agreed to settle the matter, although the settlement documentation has not yet been completed.  The arbitration has been suspended until March 2013.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of 50 and 22, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

estimate the amount of Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland Iron Mines Corporation (“BIM”), and certain other parties relating to the January 2011 take-over of BIM by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all BIM securities holders who tendered their BIM securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their BIM securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of CAD 1 billion or rescission of the transfer of the BIM securities by members of the class.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (knowing that other former employees may be similarly concerned) is approximately 78. The hearing process is underway.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of 2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of 750. Hearings took place in September 2012 and a decision on the merits (but not as to damages) is expected in early 2013. Briefings and hearings as to damages could follow depending on the decision.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties commenced an arbitration process in 2010 to resolve this dispute. Proceedings were suspended in light of the legal action summarized in the second paragraph below and remain suspended pending its completion.  The Company is not currently able to assess the risk of loss.

 On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of 50 per metric tonne of iron ore for lump material for delivery to the Saldanha plant, and 70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. The parties further agreed that AMSA would continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, that there would be no escalation in the prices agreed for the duration of the interim period, and that any iron ore in addition to the maximum monthly amount would be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012.  On August 23, 2012, AMSA announced the entry into an agreement (the “2012 Pricing Agreement”) with SIOC whereby SIOC would sell to AMSA a maximum amount of 1.5 million tonnes of iron ore from the Sishen mine until December 31, 2012, on materially the same terms and conditions as applied under the extended interim pricing agreement entered into in 2010 and as extended in May 2011 (the “2010 and 2011 Interim Pricing Agreement”). This supply for the remainder of 2012 was agreed to be in full and final settlement of any claimed entitlement by AMSA to shortfall tonnage incurred during the pendency of the 2010 and 2011 Interim Pricing Agreement.  On December 13, 2012, AMSA announced that it had reached an agreement (the “2013 Pricing Agreement”) with SIOC pursuant to which SIOC will sell iron ore from the Sishen mine to AMSA with effect from January 1, 2013.  Under the 2013 Pricing Agreement, SIOC will supply a maximum annual volume of 4.8 million tonnes of iron

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ore to AMSA at a weighted average price of $65 per tonne.  The other terms and conditions will be materially the same as those which were contained in the 2012 Pricing Agreement. The 2013 Pricing Agreement will apply until the earlier of December 31, 2013 or the conclusion of the arbitration between the parties regarding the status of the 2001 Sishen supply agreement. The 2010 and 2011 Interim Pricing Agreement, the 2012 Pricing Agreement and the 2013 Pricing Agreement have no bearing on the arbitration process currently underway or AMSA’s conviction that the 2001 Sishen supply agreement remains legally valid and binding on the parties.

AMSA announced on August 10, 2010 that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine.  On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government filed applications for leave to appeal this judgment on February 3, 2012. Leave to appeal was granted on May 11, 2012 and a hearing date for the appeal has been set for February 19, 2013.

France

Retired and current employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal has been required to pay some amounts in damages since 2011.

The number of claims outstanding for asbestos exposure at December 31, 2012 was 383 as compared to 397 at December 31, 2011. The range of amounts claimed for the year ended December 31, 2012 was €7,500 to €650,000 (approximately $10,000 to $863,000). The aggregate costs and settlements for the year ended December 31, 2012 were 2.5, of which 0.29 represents legal fees and 2.2 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2011 were approximately 0.42 and 4.45, respectively.

		in number of cases
		2011	2012
	Claims unresolved at the beginning of the period	397	397
	Claims filed	136	62
	Claims settled, dismissed or otherwise resolved	(136)(1)	(76)
	Claims unresolved at the end of the period	397	383
(1)	Includes claims related to Aperam that were divested on January 25, 2011

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor.  Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and risk of loss is therefore remote and that the exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard that remain pending:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio. On August 17, 2007 the AFM rejected the claimants’ demands.  On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. On appeal from ArcelorMittal and the AFM, a specialized Court of Appeals for administrative matters involving the corporate sector (CBB) in The Hague on June 7, 2012 nullified the judgment of the Rotterdam Administrative Court of December 10, 2008 and declared the original appeal to the Rotterdam Administrative Court of one of the claimants to be inadmissible and dismissed the other claimant's demands. This judgment is not open to further appeal. On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law.  They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares or damages in an amount of €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. This judgment was appealed in mid-May 2012. The appeal proceedings are pending.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (AAA), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. On comparable grounds, AAA claims inter alia damages in an amount of €60,049 and reserves the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris are pending.

NOTE 26: SEGMENT AND GEOGRAPHIC INFORMATION

As of January 1, 2011, the Company’s mining operations are presented as a separate reportable segment. Accordingly, prior periods have been retrospectively adjusted to reflect this new segmentation. This change in segmentation is an IFRS reporting requirement and reflects the changes in ArcelorMittal’s approach to managing its mining assets. Commencing on January 1, 2011, discrete financial information on the Company’s mining operations is provided on a regular basis to the GMB for decision making on resources allocation and to assess the performance of these operations.

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2012, ArcelorMittal shipped its products to customers in over 170 countries, with its largest markets in the Flat Carbon Europe, Flat Carbon Americas and Long Carbon Americas and Europe segments. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products.

Reportable segments

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Distribution Solutions and Mining. Following the Company’s spin-off of its stainless steel operations into a separately focused company Aperam, Stainless Steel, which produces flat and long stainless steel and alloy products from its plants in Europe and South America, is reported as discontinued operations.

•       Flat Carbon Americas represents the flat facilities of the Company located on the American Continent (Canada, Brazil, Mexico, United States). Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipe and tubes, construction, packaging, and appliances;

•       Flat Carbon Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries;

•       Long Carbon Americas and Europe operates in Europe and America. Production consists of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products;

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•       AACIS produces a combination of flat and long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•       Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements; and

•       Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan and Russia), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Algeria and Liberia). It supplies the Company and third parties customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

		Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Distribution Solutions	Mining	Others*	Elimination	Total
	Year ended December 31, 2010
	Sales to external customers	16,265	20,898	18,217	6,916	14,225	1,157	347	-	78,025
	Intersegment sales**	1,419	4,652	3,098	2,790	1,519	3,308	1,339	(18,125)	-
	Operating income (loss)	892	496	1,014	686	158	1,635	(817)	(281)	3,783
	Depreciation	888	1,404	1,060	454	177	338	103	-	4,424
	Impairment	-	77	11	-	113	305	19	-	525
	Capital expenditures	577	792	687	515	124	534	91	-	3,320
	Year ended December 31, 2011
	Sales to external customers	19,556	25,760	21,658	7,812	16,905	1,499	783	-	93,973
	Intersegment sales**	1,479	5,302	3,507	2,967	2,150	4,866	919	(21,190)	-
	Operating income (loss)	1,445	(319)	679	727	55	2,578	22	17	5,204
	Depreciation	925	1,540	1,005	517	179	496	34	-	4,696
	Impairment	8	141	178	-	-	4	-	-	331
	Capital expenditures	670	1,004	1,119	613	152	1,297	17	-	4,872
	Year ended December 31, 2012
	Sales to external customers	19,218	22,190	19,116	7,145	14,508	1,674	362	-	84,213
	Intersegment sales**	934	5,002	2,766	2,906	1,786	3,819	833	(18,046)	-
	Operating income (loss)	1,010	(3,720)	(514)	(79)	(688)	1,209	(81)	218	(2,645)
	Depreciation	930	1,437	921	650	162	546	56	-	4,702
	Impairment	-	2,941	1,280	8	806	-	-	-	5,035
	Capital expenditures	652	818	745	433	82	1,883	104	-	4,717

*

 Others include all other operational and non-operational items which are not segmented. As of December 31, 2012, the presentation of the others and eliminations has been changed to present the other operational and non-operational items separately from eliminations.

**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The Company does not regularly provide assets for each reportable segment to the CODM. The table which follows presents the reconciliation of segment assets to total assets as required by IFRS 8.

	Year Ended December 31,
	2010	2011	2012
Assets allocated to segments	104,484	107,523	96,818
Cash and cash equivalents, including restricted cash	6,291	3,908	4,540
Deferred tax assets	6,694	6,164	8,221
Assets held for sale and distribution	6,921	-	-
Other unallocated assets and eliminations	6,358	4,084	4,419
Total assets	130,748	121,679	113,998

The reconciliation from operating income (loss) to net income is as follows:

	Year Ended December 31,
	2010	2011	2012
Operating income (loss)	3,783	5,204	(2,645)
Income from investments in associates and joint ventures	442	614	185
Financing costs - net	(2,289)	(2,983)	(2,915)
Income (loss) before taxes	1,936	2,835	(5,375)
Income tax expense (benefit)	(1,504)	879	(1,906)
Discontinued operations	(338)	461	-
Net income (including non-controlling interests)	3,102	2,417	(3,469)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Geographical information

Sales (by destination)

	Year Ended December 31,
	2010	2011	2012
Americas
United States	12,920	16,526	16,539
Canada	3,163	3,571	3,617
Brazil	7,291	7,407	6,376
Argentina	1,054	1,271	1,236
Mexico	1,968	2,413	2,337
Others	1,619	2,043	2,209
Total Americas	28,015	33,231	32,314

Europe
France	5,307	6,078	5,062
Spain	4,567	5,021	3,764
Germany	7,182	9,111	7,645
Romania	837	931	779
Poland	3,191	4,235	3,614
Belgium	1,226	1,571	1,262
Italy	2,926	3,317	2,671
United Kingdom	1,763	1,959	1,654
Turkey	2,441	2,737	2,577
Czech Republic	1,271	1,921	1,660
Netherlands	828	1,072	978
Russia	970	1,511	1,770
Others	4,937	6,253	5,105
Total Europe	37,446	45,717	38,541

Asia & Africa
South Africa	3,256	3,624	3,338
China	850	1,303	1,218
India	873	838	686
Others	7,585	9,260	8,116
Total Asia & Africa	12,564	15,025	13,358

Total	78,025	93,973	84,213

Revenues from external customers attributed to the country of domicile (Luxembourg) were 214, 294 and 217 as of December 31, 2010, 2011 and 2012, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Non-current assets* per significant country:

		Non-current assets
		As of December 31,
		2011	2012
	Americas
	Brazil	7,763	7,775
	United States	6,298	5,986
	Canada	5,477	6,526
	Mexico	1,518	1,563
	Argentina	329	267
	Trinidad and Tobago	290	251
	Others	232	243
	Total Americas	21,907	22,611

	Europe
	France	5,962	5,801
	Luxembourg	2,225	1,686
	Belgium	3,380	3,306
	Spain	3,530	3,265
	Ukraine	4,450	4,182
	Poland	2,651	2,635
	Germany	3,258	3,301
	Czech Republic	849	816
	Romania	846	818
	Italy	278	263
	Bosnia and Herzegovina	255	256
	Others	737	761
	Total Europe	28,421	27,090

	Asia & Africa
	South Africa	2,054	1,910
	Kazakhstan	1,948	2,056
	Liberia	828	1,040
	Morocco	263	189
	Others	543	510
	Total Africa & Asia	5,636	5,705

	Unallocated assets	30,120	26,810
	Total	86,084	82,216

*

Non-current assets do not include goodwill (as it is not allocated to the geographic regions), deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.

Sales by type of products

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010	2011	2012
Flat products	43,396	51,936	45,748
Long products	18,943	22,437	20,686
Tubular products	2,107	2,915	2,760
Mining products	1,157	1,499	1,674
Others	12,422	15,186	13,345
Total	78,025	93,973	84,213

The table above presents sales to external customer by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

NOTE 27: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

As of December 31, 2012, ArcelorMittal employed approximately 246,000 people and the total annual compensation of ArcelorMittal’s employees in 2010, 2011, and 2012 was as follows:

	Year Ended December 31,
	2010	2011	2012
Employee Information
Wages and salaries	9,693	10,553	10,228
Pension cost	423	378	6
Other staff expenses	1,572	1,719	1,676
Total	11,688	12,650	11,910

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, paid in 2010, 2011, and 2012 was as follows:

	Year Ended December 31,
	2010	2011	2012*
Base salary and directors fees	20	18	11
Short-term performance-related bonus	7	17	11
Post-employment benefits	2	2	1
Share based compensation	15	9	2

* In 2012, the Appointments, Remuneration and Corporate Governance Committee of the Board of Directors decided the Group Management Board will be defined going forward as ArcelorMittal’s senior management. Consequently, information regarding the Management Committee, an advisory body to the Group Management Board, which was previously included, is no longer included. Board of Directors and Group Management Board are defined as key management going forward.

The total annual compensation of ArcelorMittal’s key management personnel, paid in 2010 and 2011, using this new definition, would have been as follows:

	Year Ended December 31,
	2010	2011
Base salary and directors fees	10	11
Short-term performance-related bonus	5	11
Post-employment benefits	1	1
Share based compensation	8	5

The fair value of the stock options granted and shares allocated based on RSU and PSU plans to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statements of operations over the relevant vesting periods.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

As of December 31, 2010, 2011 and 2012, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2010, 2011 and 2012, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

NOTE 28 – SUBSEQUENT EVENTS

On February 9, 2013, a fire occurred at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities. No injuries were reported as a result of the incident. Once detailed assessments of the damage and required repairs have been carried out, the potential loss of sales and estimate of the time to repair will be determined.

On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanization lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe. ArcelorMittal Liège intends to discuss with trade union representatives all possible means of reducing the impact on employees, including the possibility of reallocation to other sites within ArcelorMittal.

ArcelorMittal completed a combined offering of ordinary shares and mandatorily convertible subordinated notes (“MCNs”) on January 14, 2013 and January 16, 2013, respectively. The ordinary shares offering represents an aggregate of 1.75 billion representing approximately 104 million ordinary shares at an offering price of $16.75 (€12.83 at a €/$ conversion rate of 1.3060) per ordinary share. The total proceeds from the issuance of MCNs amount to approximately 2.25 billion. The notes have a maturity of 3 years, are issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless earlier converted at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes will pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs will be equal to $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price has been set at approximately 125% of the minimum conversion price (corresponding to $20.94). The Mittal family participated by placing an order in the combined offering for an aggregate amount of 600 including 300 of MCNs and 300 of ordinary shares. ArcelorMittal intends to use the net proceeds from the combined offering to reduce existing indebtedness.

NOTE 29: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA which are 100% indirectly owned by the parent company and, as of March 9, 2007, by ArcelorMittal. The Company believes there are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2011 and 2012 and for the years ended 2010, 2011 and 2012.

Condensed consolidating statements of operations for the year ended December 31, 2010

	Parent				Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors		guarantors	Adjustments	Consolidated
Sales	-	3,706	7,287		69,741	(2,709)	78,025
Cost of sales (including depreciation and impairment)	54	3,333	7,482		62,726	(2,709)	70,886
Selling, general and administrative expenses	111	236	35		2,974	-	3,356
Operating income (loss)	(165)	137	(230)		4,041	-	3,783
Income from investments in subsidiaries, associates and joint ventures	3,257	(316)	-		(133)	(2,366)	442
Financing costs - net	(238)	(184)	(123)		(1,138)	(606)	(2,289)
Income (loss) before taxes	2,854	(363)	(353)	-	2,770	(2,972)	1,936
Income tax expense (benefit)	(159)	(33)	-		(1,312)	-	(1,504)
Net income from continuing operations (including non-controlling interests)	3,013	(330)	(353)		4,082	(2,972)	3,440
Discontinued operations, net of tax	-	-	-		(338)	-	(338)
Net income (including non-controlling interests)	3,013	(330)	(353)		3,744	(2,972)	3,102
Net income attributable to equity holders of the parent:
Net income from continuing operations	3,013	(330)	(353)		3,993	(2,972)	3,351
Net income from discontinued operations	-	-	-		(338)	-	(338)
Net income attributable to equity holders of the parent	3,013	(330)	(353)		3,655	(2,972)	3,013
Net income from continuing operations attributable to non-controlling interests	-	-	-		89	-	89
Net income (including non-controlling interests)	3,013	(330)	(353)		3,744	(2,972)	3,102
Total other comprehensive income (loss)	(3,137)	(680)	-		(2,457)	3,137	(3,137)
Total comprehensive income (loss)	(124)	(1,010)	(353)		1,287	165	(35)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2010

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash flows provided by operating activities from continuing operations	(805)	(371)	223	4,769	-	3,816
Net cash flows provided by operating activities from discontinued operations	-	-	-	245	-	245
Net cash provided by operating activities	(805)	(371)	223	5,014	-	4,061
Investing activities:
Purchases of property, plant and equipment and intangibles	(6)	(52)	(220)	(3,042)	-	(3,320)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	(75)	-	(75)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(5,684)	-	-	(9,309)	14,666	(327)
Disposal of financial and fixed assets and other investing activities net	8,986	(6)	11	5,989	(14,666)	314
Net cash flows used in investing activities from discontinued operations	-	-	-	(102)	-	(102)
Net cash used in investing activities	3,296	(58)	(209)	(6,539)	-	(3,510)
Financing activities:
Acquisition of non-controlling interests	-	-	-	(593)	-	(593)
Premium paid for call options on ArcelorMittal shares	(1,363)	-	-	-	-	(1,363)
Sale of treasury shares in connection with the call options on ArcelorMittal shares	211	-	-	1,152	-	1,363
Proceeds from short-term debt	908	338	12	3,730	(3,626)	1,362
Proceeds from long-term debt, net of debt issuance costs	8,180	550	-	304	(550)	8,484
Payments of short-term debt	(4,754)	(423)	(17)	(584)	3,626	(2,152)
Payments of long-term debt	(5,071)	-	-	(1,154)	550	(5,675)
Sale of treasury shares for stock option exercises	8	-	-	-	-	8
Dividends paid	(1,159)	-	-	(125)	27	(1,257)
Other financing activities net	555	(36)	(3)	(600)	(27)	(111)
Net cash flows used in financing activities from discontinued operations	-	-	-	(48)	-	(48)
Net cash used in financing activities	(2,485)	429	(8)	2,082	-	18
Effect of exchange rates changes on cash	-	-	-	(159)	-	(159)
Net increase (decrease) in cash and cash equivalents	6	-	6	398	-	410
Cash and cash equivalents:
At the beginning of the year	1	-	6	5,915	-	5,922
Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	-	-	-	(123)	-	(123)
At the end of the year	7	-	12	6,190	-	6,209

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2011

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	-	-	7	3,817	-	3,824
Restricted cash	-	-	-	84	-	84
Trade accounts receivable and other	-	260	57	6,208	(73)	6,452
Inventories	-	1,070	1,886	18,759	(46)	21,669
Prepaid expenses and other current assets	589	70	48	9,806	(6,947)	3,566
Total current assets	589	1,400	1,998	38,674	(7,066)	35,595
Property, plant and equipment	28	1,564	3,421	49,369	-	54,382
Investments in subsidiaries, associates and joint ventures and intercompany long- term receivable	70,789	4,559	2,691	9,231	(78,324)	8,946
Other assets	9,182	1,634	13	20,070	(8,143)	22,756
Total assets	80,588	9,157	8,123	117,344	(93,533)	121,679

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	5,930	134	41	3,189	(6,525)	2,769
Trade accounts payable and other	95	315	739	11,764	(68)	12,845
Accrued expenses and other current liabilities	440	370	228	7,693	(511)	8,220
Total current liabilities	6,465	819	1,008	22,646	(7,104)	23,834
Long-term debt, net of current portion	20,816	758	2,077	10,143	(10,160)	23,634
Deferred employee benefits	24	5,931	9	5,178	-	11,142
Other long-term obligations	541	241	18	5,757	8	6,565
Total liabilities	27,846	7,749	3,112	43,724	(17,256)	65,175
Equity attributable to the equity holders of the parent	52,742	1,408	5,011	72,649	(79,068)	52,742
Non-controlling interests	-	-	-	971	2,791	3,762
Total liabilities and equity	80,588	9,157	8,123	117,344	(93,533)	121,679

Condensed consolidating statements of operations for the year ended December 31, 2011

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	4,541	10,095	82,820	(3,483)	93,973
Cost of sales (including depreciation and impairment)	7	3,520	9,905	75,263	(3,483)	85,212
Selling, general and administrative expenses	176	281	24	3,076	-	3,557
Operating income (loss)	(183)	740	166	4,481	-	5,204
Income from investments in subsidiaries, associates and joint ventures	3,484	91	-	(226)	(2,735)	614
Financing costs - net	(1,318)	(177)	(118)	(855)	(515)	(2,983)
Income (loss) before taxes	1,983	654	48	3,400	(3,250)	2,835
Income tax expense (benefit)	(437)	46	-	1,270	-	879
Net income from continuing operations (including non-controlling interests)	2,420	608	48	2,130	(3,250)	1,956
Discontinued operations, net of tax	-	-	-	461	-	461
Net income (including non-controlling interests)	2,420	608	48	2,591	(3,250)	2,417
Net income attributable to equity holders of the parent:
Net income from continuing operations	2,420	608	48	2,133	(3,250)	1,959
Net income from discontinued operations	-	-	-	461	-	461
Net income attributable to equity holders of the parent	2,420	608	48	2,594	(3,250)	2,420
Net income from continuing operations attributable to non-controlling interests	-	-	-	(3)	-	(3)
Net income (including non-controlling interests)	2,420	608	48	2,591	(3,250)	2,417
Total other comprehensive income (loss)	(4,419)	(705)	-	(3,714)	4,419	(4,419)
Total comprehensive income (loss)	(1,999)	(97)	48	(1,123)	1,169	(2,002)

Condensed consolidating statements of cash flows for the year ended December 31, 2011

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Parent Company’s Cash Flows are offset by loans and other operating movements with group companies. Without these, the net cash flows from operating, investing and financing activities, for the year ended December 2011, amounted to (40), 1,910 and (1,877) respectively.

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities from continuing operations	(1,625)	112	261	3,301	-	2,049
Net cash used in operating activities from discontinued operations	-	-	-	(190)	-	(190)
Net cash provided by operating activities	(1,625)	112	261	3,111	-	1,859
Investing activities:
Purchase of property, plant and equipment and intangibles	(4)	(65)	(278)	(4,525)	-	(4,872)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	(860)	-	(860)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(222)	-	-	(2,141)	2,268	(95)
Disposal of financial and fixed assets and other investing activities net	2,047	2	11	1,496	(2,268)	1,288
Cash receipt from loan to discontinued operations	-	-	-	900	-	900
Net cash flows used in investing activities from discontinued operations	-	-	-	(105)	-	(105)
Net cash used in investing activities	1,821	(63)	(267)	(5,235)	-	(3,744)
Financing activities:
Proceeds form mandatory convertible bonds	-	-	-	250	-	250
Acquisition of non-controlling interests	-	-	-	(108)	-	(108)
Proceeds from short-term debt	2,180	60	15	1,412	(2,120)	1,547
Proceeds from long-term debt, net of debt issuance costs	6,975	-	-	1,956	(1,762)	7,169
Payments of short-term debt	(5,000)	(52)	(11)	(3,785)	2,120	(6,728)
Payments of long-term debt	(3,186)	-	-	(42)	1,762	(1,466)
Sales of treasury shares for stock option exercises	5	-	-	-	-	5
Dividends paid	(1,172)	-	-	(32)	10	(1,194)
Other financing activities net	(5)	(57)	(3)	53	(10)	(22)
Net cash flows used in financing activities from discontinued operations	-	-	-	(8)	-	(8)
Net cash used in financing activities	(203)	(49)	1	(304)	-	(555)
Effect of exchange rate changes on cash	-	-	-	(68)	-	(68)
Net increase (decrease) in cash and cash equivalents	(7)	-	(5)	(2,496)	-	(2,508)
Cash and cash equivalents:
At the beginning of the year	7	-	12	6,190	-	6,209
Cash held for discontinued operations	-	-	-	123	-	123
At the end of the year	-	-	7	3,817	-	3,824

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2012

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	33	-	6	4,363	-	4,402
Restricted cash	53	-	-	85	-	138
Trade accounts receivable and other	-	43	43	5,019	(20)	5,085
Inventories	-	861	1,808	16,342	(8)	19,003
Prepaid expenses and other current assets	1,497	574	40	6,570	(5,527)	3,154
Total current assets	1,583	1,478	1,897	32,379	(5,555)	31,782
Property, plant and equipment	23	1,462	3,341	49,163	-	53,989
Investments in subsidiaries, associates and joint ventures and intercompany long- term receivable	62,332	4,473	2,480	7,331	(69,435)	7,181
Other assets	11,980	1,770	12	18,468	(11,184)	21,046
Total assets	75,918	9,183	7,730	107,341	(86,174)	113,998

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	8,384	87	31	1,267	(5,421)	4,348
Trade accounts payable and other	-	383	676	10,356	(8)	11,407
Accrued expenses and other current liabilities	634	352	184	7,420	(508)	8,082
Total current liabilities	9,018	822	891	19,043	(5,937)	23,837
Long-term debt, net of current portion	19,422	684	2,102	13,050	(13,293)	21,965
Deferred employee benefits	32	5,613	4	5,979	-	11,628
Other long-term obligations	430	227	19	5,399	27	6,102
Total liabilities	28,902	7,346	3,016	43,471	(19,203)	63,532
Equity attributable to the equity holders of the parent	47,016	1,837	4,714	62,891	(69,442)	47,016
Non-controlling interests	-	-	-	979	2,471	3,450
Total liabilities and equity	75,918	9,183	7,730	107,341	(86,174)	113,998

Condensed consolidating statements of operations for the year ended December 31, 2012

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	4,746	10,527	72,408	(3,468)	84,213
Cost of sales (including depreciation and impairment)	-	4,549	9,840	72,622	(3,468)	83,543
Selling, general and administrative expenses	16	307	25	2,966	1	3,315
Operating income (loss)	(16)	(110)	662	(3,180)	(1)	(2,645)
Income from investments in subsidiaries, associates and joint ventures	47,824	594	-	185	(48,418)	185
Financing costs - net	(51,158)	(158)	(119)	(2,189)	50,709	(2,915)
Income (loss) before taxes	(3,350)	326	543	(5,184)	2,290	(5,375)
Income tax expense (benefit)	2	(33)	-	(1,875)	-	(1,906)
Net income (loss) (including non-controlling interests)	(3,352)	359	543	(3,309)	2,290	(3,469)
Net income (loss) attributable to equity holders of the parent	(3,352)	359	543	(3,192)	2,290	(3,352)
Net income (loss) attributable to non-controlling interest	-	-	-	(117)	-	(117)
Net income (loss) from continuing operation	(3,352)	359	543	(3,309)	2,290	(3,469)
Total other comprehensive income (loss)	(1,916)	70	-	(1,986)	1,916	(1,916)
Total comprehensive income (loss)	(5,268)	429	543	(5,295)	4,206	(5,385)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2012

The Parent Company’s Cash Flows are offset by loans and other operating movements with group companies. Without these, the net cash flows from operating, investing and financing activities, for the year ended December 2012, amounted to 22,030, (22,139) and 142 respectively.

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities	20,693	621	228	6,132	(22,334)	5,340
Investing activities:
Purchase of property, plant and equipment and intangibles	(3)	(62)	(216)	(4,436)	-	(4,717)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	544	-	544
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(36,280)	-	-	(33,040)	69,277	(43)
Disposal of financial and fixed assets and other investing activities net	19,370	(3)	4	26,272	(45,157)	486
Net cash used in investing activities	(16,913)	(65)	(212)	(10,660)	24,120	(3,730)
Financing activities:
Proceeds form subordinated perpetual capital securities	642	-	-	-	-	642
Acquisition of non-controlling interests	-	-	-	(62)	-	(62)
Proceeds from short-term debt	-	-	-	6,386	(4,701)	1,685
Proceeds from long-term debt, net of debt issuance costs	3,937	(38)	4	183	-	4,086
Payments of short-term debt	(4,762)	(518)	(21)	(3,040)	4,686	(3,655)
Payments of long-term debt	(2,386)	-	-	(41)	-	(2,427)
Dividends paid	(1,172)	-	-	(22,361)	22,342	(1,191)
Dividends received	-	-	-	8	(8)	-
Other financing activities net	(6)	-	-	24,014	(24,105)	(97)
Net cash used in financing activities	(3,747)	(556)	(17)	5,087	(1,786)	(1,019)
Effect of exchange rate changes on cash	-	-	-	(13)	-	(13)
Net increase (decrease) in cash and cash equivalents	33	-	(1)	546	-	578
Cash and cash equivalents:
At the beginning of the year	-	-	7	3,817	-	3,824
At the end of the year	33	-	6	4,363	-	4,402

NOTE 30 – CHANGE IN ACCOUNTING POLICIES

On January 1, 2013, the Company adopted IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”, the amendments to IAS 19 “Employee Benefits” (“IAS19R”), to IAS 27 “Separate Financial Statements” , to IAS 28 “Investments in Associates”, to IFRS 7”Financial Instruments: Disclosures” and to IAS 1 “Presentation of Financial Statements”. It adopted also various minor amendments of five standards in the framework of Annual Improvements.

Accordingly, the Company has applied retrospectively all standards, interpretations and amendments of standards for all periods presented. The Company did not identify any material impact with respect to the adoption of IFRS 10, IFRIC 20 and the amendments to IAS 27, IAS 28 and IFRS 7. It adopted the new accounting policy for joint arrangements in accordance with the transition provisions of IFRS 11. In accordance with this new standard, investments in joint arrangements are classified either as joint operations when the investor has rights to the assets and obligations for the liabilities relating to the joint arrangement or joint ventures when the investor has rights to the net assets of the joint arrangement, depending on the contractual rights and obligations of each investor rather than the legal structure of the joint arrangement. ArcelorMittal has assessed the nature of its joint arrangements and determined that Peňa Colorada (Mexico, Mining), Double G and I/N Tek (USA, Flat Carbon Americas) and a galvanizing coating line in Canada (Flat Carbon Americas) are joint operations. The Company, which previously accounted for these investments under the equity method, has recognized in relation to its interest in the joint operation  its assets including

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

its share of any assets held jointly, its liabilities including its share of any liabilities held jointly, its share of revenue from the sale of the output by the joint operation, and its expenses, including its share of any expenses incurred jointly.

Following the adoption of the amendments to IAS 19, the liability for defined benefit plans has been adjusted to the present value of the defined benefit obligation deducting the fair value of the plan assets and all previously unrecognized actuarial gains and losses have been recognized net of tax in other comprehensive income. Actuarial gains and losses are no longer amortized over time through the statements of operations following the former “corridor approach” but are recognized in other comprehensive income. In addition, the discount rate of the defined benefit obligation and the return on plan assets are replaced by one single net interest cost on the net liability.

Also, as a result of the amendments to IAS 1, items of Other Comprehensive Income are now required to be grouped on the basis of whether or not they are potentially recyclable to profit or loss subsequently and presented accordingly.

As a result of the adoption of IFRS 11 and the amendments of IAS 19, the effects of the change in accounting policies on the statements of financial position at December 31, 2011 and 2012, the statements of operations, the statements of other comprehensive income, the statements of changes in net equity and the statements of cash flows for the year ended December 31, 2010, 2011 and 2012 are summarized below.

Transition from Consolidated Statements of Financial Position as reported to recast Consolidated Statements of Financial Position

	December 31, 2011				December 31, 2012
	as reported	IAS19R	IFRS 11	recast	as reported	IAS19R	IFRS 11	recast
ASSETS
Current assets:
Cash and cash equivalents	3,821	-	3	3,824	4,398	-	4	4,402
Restricted cash	84	-	-	84	138	-	-	138
Trade accounts receivable and other	6,452	-	-	6,452	5,085	-	-	5,085
Inventories	21,689	(37)	17	21,669	19,025	(44)	22	19,003
Prepaid expenses and other current assets	3,559	-	7	3,566	3,148	-	6	3,154
Total current assets	35,605	(37)	27	35,595	31,794	(44)	32	31,782

Non-current assets:
Goodwill and intangible assets	14,053	-	-	14,053	9,581	-	-	9,581
Biological assets	193	-	-	193	174	-	-	174
Property, plant and equipment	54,058	-	131	54,189	53,660	-	155	53,815
Investments in associates and joint ventures	9,041	(32)	(63)	8,946	7,286	(31)	(74)	7,181
Other investments	226	-	-	226	1,020	-	-	1,020
Deferred tax assets	6,081	83	-	6,164	8,130	91	-	8,221
Other assets	2,623	(310)	-	2,313	2,928	(704)	-	2,224
Total non-current assets	86,275	(259)	68	86,084	82,779	(644)	81	82,216
Total assets	121,880	(296)	95	121,679	114,573	(688)	113	113,998

	December 31, 2011				December 31, 2012
	as reported	IAS19R	IFRS 11	recast	as reported	IAS19R	IFRS 11	recast
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,784	-	(15)	2,769	4,339	-	9	4,348
Trade accounts payable and other	12,836	-	9	12,845	11,418	-	(11)	11,407
Short-term provisions	1,213	-	1	1,214	1,192	-	2	1,194
Accrued expenses and other liabilities	6,624	-	15	6,639	6,709	-	19	6,728
Income tax liabilities	367	-	-	367	160	-	-	160
Total current liabilities	23,824	-	10	23,834	23,818	-	19	23,837

Non-current liabilities:
Long-term debt, net of current portion	23,634	-	-	23,634	21,965	-	-	21,965
Deferred tax liabilities	3,680	(223)	1	3,458	3,228	(276)	6	2,958
Deferred employee benefits	7,160	3,959	23	11,142	7,223	4,378	27	11,628
Long-term provisions	1,601	-	2	1,603	1,862	-	2	1,864
Other long-term obligations	1,504	-	-	1,504	1,280	-	-	1,280
Total non-current liabilities	37,579	3,736	26	41,341	35,558	4,102	35	39,695
Total liabilities	61,403	3,736	36	65,175	59,376	4,102	54	63,532

Equity :
Common shares	9,403	-	-	9,403	9,403	-	-	9,403
Treasury shares	(419)	-	-	(419)	(414)	-	-	(414)
Additional paid-in capital	19,056	-	-	19,056	19,082	-	-	19,082
Subordinated perpetual capital securities	-	-	-	-	650	-	-	650
Retained earnings	30,531	120	59	30,710	25,633	494	59	26,186
Reserves	(1,881)	(4,127)	-	(6,008)	(2,631)	(5,260)	-	(7,891)
Equity attributable to the equity holders of the parent	56,690	(4,007)	59	52,742	51,723	(4,766)	59	47,016
Non-controlling interests	3,787	(25)	-	3,762	3,474	(24)	-	3,450
Total equity	60,477	(4,032)	59	56,504	55,197	(4,790)	59	50,466
Total liabilities and equity	121,880	(296)	95	121,679	114,573	(688)	113	113,998

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition of Consolidated Statements of Operations as reported to recast Consolidated Statements of Operations

	Year Ended December 31, 2010				Year Ended December 31, 2011				Year Ended December 31, 2012

	as reported	IAS 19R	IFRS 11	recast	as reported	IAS 19R	IFRS 11	recast	as reported	IAS 19R	IFRS 11	recast
Sales	78,025	-	-	78,025	93,973	-	-	93,973	84,213	-	-	84,213
Cost of sales	71,084	(179)	(19)	70,886	85,519	(287)	(20)	85,212	84,117	(546)	(28)	83,543
Gross margin	6,941	179	19	7,139	8,454	287	20	8,761	96	546	28	670
Selling, general and administrative expenses	3,336	11	9	3,356	3,556	(8)	9	3,557	3,322	(17)	10	3,315
Operating income (loss)	3,605	168	10	3,783	4,898	295	11	5,204	(3,226)	563	18	(2,645)
Income from investments, associates and joint ventures	451	-	(9)	442	620	-	(6)	614	194	-	(9)	185
Financing costs - net	(2,200)	(89)		(2,289)	(2,838)	(144)	(1)	(2,983)	(2,737)	(177)	(1)	(2,915)
Income (loss) before taxes	1,856	79	1	1,936	2,680	151	4	2,835	(5,769)	386	8	(5,375)
Income tax expense (benefit)	(1,479)	(26)	1	(1,504)	882	(7)	4	879	(1,925)	11	8	(1,906)
Net income (loss) from continuing operations (including non-controlling interests)	3,335	105	-	3,440	1,798	158	-	1,956	(3,844)	375	-	(3,469)
Discontinued operations, net of tax	(330)	(8)	-	(338)	461	-	-	461	-	-	-	-
Net income (loss) (including non-controlling interests)	3,005	97	-	3,102	2,259	158	-	2,417	(3,844)	375	-	(3,469)

Net income attributable to equity holders of the parent:
Net income (loss) from continuing operations	3,246	105	-	3,351	1,802	157	-	1,959	(3,726)	374	-	(3,352)
Net income (loss) from discontinued operations	(330)	(8)	-	(338)	461	-	-	461	-	-	-	-
Net income (loss) attributable to equity holders of the parent	2,916	97	-	3,013	2,263	157	-	2,420	(3,726)	374	-	(3,352)
Net income (loss) from continuing operations attributable to non-controlling interests	89	-	-	89	(4)	1	-	(3)	(118)	1	-	(117)
Net income (loss) (including non-controlling interests)	3,005	97	-	3,102	2,259	158	-	2,417	(3,844)	375	-	(3,469)

	Year Ended December 31, 2010				Year Ended December 31, 2011				Year Ended December 31, 2012

	as reported	IAS 19R	IFRS 11	recast	as reported	IAS 19R	IFRS 11	recast	as reported	IAS 19R	IFRS 11	recast
Earnings (loss) per common share (in U.S. dollars)
Basic	1.93	0.06	-	1.99	1.46	0.10	-	1.56	(2.41)	0.24	-	(2.17)
Diluted	1.72	0.06	-	1.78	1.19	0.10	-	1.29	(2.41)	0.24	-	(2.17)
Earnings (loss) per common share - continuing operations (in U.S. dollars)
Basic	2.15	0.06	-	2.21	1.16	0.10	-	1.26	(2.41)	0.24	-	(2.17)
Diluted	1.92	0.06	-	1.98	0.90	0.10	-	1.00	(2.41)	0.24	-	(2.17)
Earnings (loss) per common share - discontinued operations (in U.S. dollars)
Basic	(0.22)	-	-	(0.22)	0.30	-	-	0.30	-	-	-	-
Diluted	0.20	-	-	(0.20)	0.29	-	-	0.29	-	-	-	-
Weighted average common shares oustanding (in millions) (note 18)
Basic	1.512	-	-	1.512	1.549	-	-	1.549	1.549	-	-	1.549
Diluted	1.600	-	-	1.600	1.611	-	-	1.611	1.550	-	-	1.550

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition from Consolidated Statements of Other Comprehensive Income as reported to recast Consolidated Statements of Other Comprehensive Income

	Year Ended December 31,2010								Year Ended December 31,2011								Year Ended December 31, 2012
	2010 as reported		IAS 19R		IFRS 11		2010 recast		2011 as reported		IAS 19R		IFRS 11		2011 recast		2012 as reported		IAS 19R		IFRS 11		2012 recast
Net income (including non-controlling interests)		3,005		97		-		3,102		2,259		158		-		2,417		(3,844)		375		-		(3,469)

Items that can be recycled to the consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	102		-		-		102		(39)		-		-		(39)		(95)		-		-		(95)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(120)		-		-		(120)		65		-		-		65		-		-		-		-
	(18)		-		-		(18)		26		-		-		26		(95)		-		-		(95)
Derivative financial instruments:
Gain (loss) arising during the period	(277)		-		-		(277)		82		-		-		82		4		-		-		4
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(551)		-		-		(551)		(249)		-		-		(249)		(717)		-		-		(717)
	(828)		-		-		(828)		(167)		-		-		(167)		(713)		-		-		(713)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(1,733)		-				(1,733)		(2,149)		-		-		(2,149)		78		-		-		78
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	-		-		-		-		(475)		-		-		(475)		392		-		-		392
	(1,733)		-		-		(1,733)		(2,624)		-		-		(2,624)		470		-		-		470

Share of other comprehensive income (loss) related to associates and joint ventures	201		-		-		201		(598)		-		-		(598)		(579)		-		-		(579)

Income tax benefit related to components of other comprehensive income that can be recycled to the consolidated statements of operations	144		-		-		144		68		-		-		68		134		-		-		134

Items that cannot be recycled to the consolidated statements of operations
Employee benefits
Recognized actuarial losses	-		(975)		-		(975)		-		(1,262)		-		(1,262)		-		(1,205)		-		(1,205)

Income tax benefit related to components of other comprehensive income that cannot be recycled to the consolidated statements of operations	-		72		-		72		-		138		-		138		-		72		-		72

Total other comprehensive income (loss)	(2,234)		(903)		-		(3,137)		(3,295)		(1,124)		-		(4,419)		(783)		(1,133)		-		(1,916)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	(2,310)		(897)		-		(3,207)		(2,943)		(1,112)		-		(4,055)		(750)		(1,133)		-		(1,883)
Non-controlling interests	76		(6)		-		70		(352)		(12)		-		(364)		(33)		-		-		(33)

		(2,234)		(903)		-		(3,137)		(3,295)		(1,124)		-		(4,419)		(783)		(1,133)		-		(1,916)
Total comprehensive income (loss)		771		(806)		-		(35)		(1,036)		(966)		-		(2,002)		(4,627)		(758)		-		(5,385)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		606		(800)		-		(194)		(680)		(955)		-		(1,635)		(4,476)		(759)		-		(5,235)
Non-controlling interests		165		(6)		-		159		(356)		(11)				(367)		(151)		1		-		(150)
Total comprehensive income (loss)		771		(806)		-		(35)		(1,036)		(966)		-		(2,002)		(4,627)		(758)		-		(5,385)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition from Consolidated Statements of Changes in Equity as reported to recast Consolidated Statements of Changes in Equity

						Reserves
						Items that can be recycled to the consolidated statements of operations			Items that cannot be recycled to the consolidated statements of operations
	Share capital	Treasury shares	Subordinated perpetual capital securities	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on available-for-sale securities	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity

Balance at December 31, 2009 as reported	9,950	(2,823)	-	20,808	29,777	1,642	953	777	-	61,084	4,353	65,437
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	(134)	-	-	-	(2,118)	(2,252)	(8)	(2,260)

Recast balance at December 31, 2009	9,950	(2,823)	-	20,808	29,702	1,642	953	777	(2,118)	58,891	4,345	63,236

Balance at December 31, 2010 as reported	9,950	(427)	-	20,198	31,647	(84)	368	778	-	62,430	3,670	66,100
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	(37)	-	-	-	(3,015)	(3,052)	(14)	(3,066)

Recast balance at December 31, 2010	9,950	(427)	-	20,198	31,669	(84)	368	778	(3,015)	59,437	3,656	63,093

Balance at December 31, 2011 as reported	9,403	(419)	-	19,056	30,531	(2,880)	235	764	-	56,690	3,787	60,477
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	120	-	-	-	(4,127)	(4,007)	(25)	(4,032)

Recast balance at December 31, 2011	9,403	(419)	-	19,056	30,710	(2,880)	235	764	(4,127)	52,742	3,762	56,504
Balance at December 31, 2012 as reported	9,403	(414)	650	19,082	25,633	(2,244)	(214)	(173)	-	51,723	3,474	55,197
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	494	-	-	-	(5,260)	(4,766)	(24)	(4,790)

Recast balance at December 31, 2012	9,403	(414)	650	19,082	26,186	(2,244)	(214)	(173)	(5,260)	47,016	3,450	50,466

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition from Consolidated Statements of Cash Flows as reported to recast Consolidated Statements of Cash Flows

	Year Ended December 31,2010				Year Ended December 31,2011				Year Ended December 31,2012
	as reported	IAS19R	IFRS 11	recast	2011	IAS19R	IFRS 11	recast	2012	IAS19R	IFRS 11	recast
Operating activities:
Net income (loss) (including non-controlling interests)	3,005	97	-	3,102	2,259	158	-	2,417	(3,844)	375	-	(3,469)
Discontinued operations	330	8	-	338	(461)	-	-	(461)	-	-	-	-
Net income (loss) from continuing operations (including non-controlling interests)	3,335	105	-	3,440	1,798	158	-	1,956	(3,844)	375	-	(3,469)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	4,395	-	29	4,424	4,669	-	27	4,696	4,684	-	18	4,702
Impairment	525	-	-	525	331	-	-	331	5,035	-	-	5,035
Net interest	1,445	-	-	1,445	1,822	-	1	1,823	1,874	-	-	1,874
Income tax expense (benefit)	(1,479)	(26)	1	(1,504)	882	(7)	4	879	(1,925)	11	8	(1,906)
Write-downs (recoveries) of inventories to net realizable value and expense related to onerous supply contracts	1,189	-	4	1,193	226	-	3	229	(135)	-	(19)	(154)
Labor agreements and separation plans	46	-	-	46	239	-	-	239	306	-	-	306
Litigation provisions (reversal)	145	-	-	145	(78)	-	-	(78)	86	-	-	86
Recycling of deferred gain on raw material hedges	(354)	-	-	(354)	(600)	-	-	(600)	(566)	-	-	(566)
Net gain on disposal of subsidiaries	-	-	-	-	-	-	-	-	(573)	-	-	(573)
Income from investments in associates and joint ventures	(449)	-	31	(418)	(640)	-	28	(612)	(201)	-	43	(158)
Provision on pensions and OPEB	884	(81)	-	803	909	(151)	-	758	829	(386)	-	443
Change in fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds	(427)	-	-	(427)	(42)	-	-	(42)	99	-	-	99
Unrealized foreign exchange effects, other provisions and non-cash operating expenses net	(75)	2	(7)	(80)	371	-	(8)	363	40	-	10	50
Changes in working capital excluding the effects from acquisitions:
Trade accounts receivable	(433)	-	-	(433)	(694)	-	-	(694)	1,153	-	-	1,153
Inventories	(5,540)	-	-	(5,540)	(3,057)	-	4	(3,053)	2,779	-	15	2,794
Trade accounts payable	3,442	-	(8)	3,434	(74)	-	34	(40)	(1,103)	-	(20)	(1,123)
Interest paid and received	(1,320)	-	-	(1,320)	(1,659)	-	-	(1,659)	(1,694)	-	-	(1,694)
Taxes paid	(197)	-	-	(197)	(1,237)	-	-	(1,237)	(555)	-	-	(555)
Dividends received	132	-	(4)	128	353	-	(4)	349	209	-	(4)	205
Cash contributions to plan assets and benefits paid for pensions and OPEB	(842)	-	-	(842)	(879)	-	(7)	(886)	(1,157)	-	(5)	(1,162)
Cash received/(paid) from settlement of hedges not recognized in the consolidated statements of operations	43	-	-	43	175	-	-	175	(11)	-	-	(11)
VAT and other amount received (paid) from/to public authorities	(404)	-	-	(404)	(302)	-	-	(302)	241	-	-	241
Other working capital and provisions movements	(291)	-	-	(291)	(546)	-	-	(546)	(277)	-	-	(277)
Net cash flows (used in ) provided by operating activities from discontinued operations	245	-	-	245	(190)	-	-	(190)	-	-	-	-
Net cash provided by operating activities	4,015	-	46	4,061	1,777	-	82	1,859	5,294	-	46	5,340
Investing activities:
Purchase of property, plant and equipment and intangibles	(3,308)	-	(12)	(3,320)	(4,838)	-	(34)	(4,872)	(4,683)	-	(34)	(4,717)
(Acquisition)/Disposal of net assets of subsidiaries and non-controlling interests, net of cash acquired/(disposed of)	(75)	-	-	(75)	(860)	-	-	(860)	544	-	-	544
Investments in associates and joint ventures accounted for under equity method	(327)	-	-	(327)	(95)	-	-	(95)	(43)	-	-	(43)
Disposals of financial assets	324	-	(28)	296	2,160	-	-	2,160	463	-	-	463
Other investing activities net	50	-	(32)	18	(840)	-	(32)	(872)	59	-	(36)	23
Cash receipt from loan to discontinued operations	-	-	-	-	900	-	-	900	-	-	-	-
Net cash flows used in investing activities from discontinued operations	(102)	-	-	(102)	(105)	-	-	(105)	-	-	-	-
Net cash used in investing activities	(3,438)	-	(72)	(3,510)	(3,678)	-	(66)	(3,744)	(3,660)	-	(70)	(3,730)
Financing activities:
Proceeds from mandatory convertible bonds	-	-	-	-	250	-	-	250	-	-	-	-
Proceeds from subordinated perpetual capital securities	-	-	-	-	-	-	-	-	642	-	-	642
Acquisition of non-controlling interests	(593)	-	-	(593)	(108)	-	-	(108)	(62)	-	-	(62)
Proceeds from short-term debt	1,362	-	-	1,362	1,562	-	(15)	1,547	1,675	-	10	1,685
Proceeds from long-term debt, net of debt issuance costs	8,484	-	-	8,484	7,169	-	-	7,169	4,086	-	-	4,086
Payments of short-term debt	(2,179)	-	27	(2,152)	(6,728)	-	-	(6,728)	(3,670)	-	15	(3,655)
Payments of long-term debt	(5,675)	-	-	(5,675)	(1,466)	-	-	(1,466)	(2,427)	-	-	(2,427)
Premium paid for call options on ArcelorMittal shares	(1,363)	-	-	(1,363)	-	-	-	-	-	-	-	-
Sale of treasury shares in connection with the call options on ArcelorMittal shares	1,363	-	-	1,363	-	-	-	-	-	-	-	-
Sale of treasury shares for stock option exercises	8	-	-	8	5	-	-	5	-	-	-	-
Dividends paid	(1,257)	-	-	(1,257)	(1,194)	-	-	(1,194)	(1,191)	-	-	(1,191)
Other financing activities net	(109)	-	(2)	(111)	(22)	-	-	(22)	(97)	-	-	(97)
Net cash flows used in financing activities from discontinued operations	(48)	-	-	(48)	(8)	-	-	(8)	-	-	-	-
Net cash used in financing activities	(7)	-	25	18	(540)	-	(15)	(555)	(1,044)	-	25	(1,019)
Effect of exchange rate changes on cash	(159)	-	-	(159)	(68)	-	-	(68)	(13)	-	-	(13)
Net increase (decrease) in cash and cash equivalents	411	-	(1)	410	(2,509)	-	1	(2,508)	577	-	1	578
At the beginning of the year	5,919	-	3	5,922	6,207	-	2	6,209	3,821	-	3	3,824
Cash held for discontinued operations	-	-	-	-	123	-	-	123	-	-	-	-
Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	(123)	-	-	(123)	-	-	-	-	-	-	-	-
At the end of the year	6,207	-	2	6,209	3,821	-	3	3,824	4,398	-	4	4,402